        AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 8, 2000
                                                      REGISTRATION NO. 333-92839

________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------
                              ONSITE ACCESS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           4813                          13-4076396
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                                 1372 BROADWAY
                            NEW YORK, NEW YORK 10018
                                 (212) 324-1500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              -------------------
                                KENNETH J. HALL
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              ONSITE ACCESS, INC.
                                 1372 BROADWAY
                            NEW YORK, NEW YORK 10018
                                 (212) 324-1500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                              -------------------
                                   COPIES TO:

               LEE S. PARKS, ESQ.                          WILLIAM J. WHELAN, III, ESQ.
           STEVEN G. SCHEINFELD, ESQ.                        CRAVATH, SWAINE & MOORE
    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON                     WORLDWIDE PLAZA
               ONE NEW YORK PLAZA                               825 EIGHTH AVENUE
         NEW YORK, NEW YORK 10004-1980                    NEW YORK, NEW YORK 10019-7475
                 (212) 859-8000                                   (212) 474-1000

                              -------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                              -------------------

                        CALCULATION OF REGISTRATION FEE

                                                                      PROPOSED MAXIMUM
                                                    PROPOSED MAXIMUM     AGGREGATE
 TITLE OF EACH CLASS OF SECURITIES    AMOUNT TO BE   OFFERING PRICE       OFFERING         AMOUNT OF
          TO BE REGISTERED             REGISTERED      PER SHARE          PRICE(1)      REGISTRATION FEE
----------------------------------------------------------------------------------------------------------

Common Stock, $0.001 par value per
  share.............................   19,170,500        $13.00         $249,216,500       $65,794(2)
-----------------------------------------------------------------------------------------------------------



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.


(2) The registrant previously paid a fee of $52,800 in connection with the initial filing of this Registration Statement. An additional fee of $12,994 is being paid in connection with the filing of this Amendment No. 1.

                              -------------------
    THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 8, 2000


PRELIMINARY PROSPECTUS


                               16,670,000 SHARES
                                     [LOGO]
                              ONSITE ACCESS, INC.
                                  COMMON STOCK



                              -------------------

    We are selling 16,670,000 shares of common stock. The underwriters named in this prospectus may purchase up to 2,500,500 additional shares of common stock from us to cover over-allotments.



    This is an initial public offering of common stock. We expect the initial public offering price to be between $11.00 and $13.00 per share, and have applied for our common stock to be included for quotation on the Nasdaq National Market under the symbol 'OSAX'.



                              -------------------

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE 'RISK FACTORS' BEGINNING ON PAGE 7.


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              -------------------

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public Offering Price.......................................   $          $
Underwriting Discount.......................................   $          $
Proceeds to OnSite Access, Inc., before expenses............   $          $





                              -------------------

SALOMON SMITH BARNEY                                           J.P. MORGAN & CO.
                              -------------------

CIBC WORLD MARKETS                                    THOMAS WEISEL PARTNERS LLC


         , 2000

                               INSIDE FRONT COVER
    [artwork]

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS.

                              -------------------
                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    2
Summary Financial and Operating Information.................    5
Risk Factors................................................    7
Cautionary Notice Regarding Forward-Looking Statements......   19
Use of Proceeds.............................................   20
Dividend Policy.............................................   20
Capitalization..............................................   21
Dilution....................................................   22
Selected Financial and Operating Data.......................   23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   25
Business....................................................   33
Management..................................................   47
Certain Transactions........................................   61
Principal Stockholders......................................   63
Description of Capital Stock................................   66
Shares Eligible for Future Sale.............................   69
United States Tax Consequences to Non-United States
  Holders...................................................   71
Underwriting................................................   74
Legal Matters...............................................   76
Experts.....................................................   76
Where You Can Find More Information.........................   76
Index to Consolidated Financial Statements..................  F-1



    Until            , 2000, or 25 days after the date of this prospectus, all
dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY


    The information in this prospectus assumes that the initial public offering price will be $12.00 per share, the midpoint of the range disclosed on the cover of this prospectus.



    Unless otherwise indicated, all references in this prospectus to the number of outstanding shares of our common stock:



     give effect to the conversion of our outstanding Series A, Series C and Series D preferred stock into common stock on a one-for-one basis and the conversion of our outstanding Series B preferred stock into common stock based on the assumed initial public offering price, both of which will occur immediately prior to the completion of this offering; and



     do not include the number of shares that we will issue if the underwriters exercise their over-allotment option.


OUR BUSINESS


    We provide comprehensive communications solutions for small and medium-sized business customers in multi-tenant commercial office buildings. We offer a suite of data, voice and enhanced services delivered through in-building broadband communications networks that we own and operate. Our offerings include data networking, high speed Internet access, local and long distance voice services and enhanced services.



    We began offering services in the New York metropolitan area in September 1997. To date, we have contracts with real estate owners that will enable us, upon the execution of property-specific access agreements, to offer our services in buildings representing approximately 362 million rentable square feet of commercial office space. We currently have property-specific access agreements for approximately 120 million rentable square feet of commercial office space, with 118 buildings in service representing approximately 26.5 million rentable square feet. We are also developing a nationwide data network and have constructed 10 data network access points to serve 22 metropolitan areas. We intend to offer our services in up to approximately 50 metropolitan areas over the next two to three years.


OUR STRATEGY


    Our objective is to be the complete communications solutions provider to small and medium-sized business customers in multi-tenant commercial office buildings within our markets. To achieve our objective, we:



     Offer a bundled package of communications services, including data, voice and enhanced services, billed in a single invoice for customer convenience.



     Establish lasting relationships with our customers by delivering responsive, high quality service and customer care on a personalized basis.



     Expect to expand our service offerings and create new communications channels, such as business web portals, to address our customers' evolving communications and Internet needs.



     Partner with real estate owners to facilitate our access to buildings and penetration of our target customer base.



    To implement these strategies, we have designed and deployed a high speed communications network architecture that addresses the current and expected communications needs of our small and medium-sized business customers. We invest in, own and control network facilities only when we believe that such investment provides competitive cost and performance advantages. We believe our network architecture is:



     Flexible -- we offer high speed data services through either copper or fiber-based technologies based on the individual needs of our customers.

     Cost effective -- we achieve economies of scale by aggregating demand from many smaller business customers within a commercial office building while creating operating efficiencies through our building-centric service approach.



     Capital efficient -- we first deploy copper-based digital subscriber line equipment within our served buildings and allow for demand-driven deployment of more expensive fiber-optic equipment as customer usage of high-bandwidth communications services increases.



     Scalable -- our in-building broadband network enables us to increase a customer's bandwidth easily and efficiently.


OUR SOLUTION


    Our solution offers a number of advantages to small and medium-sized business customers, including:



     comprehensive service offerings designed to meet the current and expected communications services needs of small and medium-sized business customers.



     competitively priced services.



     dedicated building communications managers who offer individualized and customized service.



     rapid and easy provisioning.



     responsive customer service available 24 hours a day, 365 days a year.



     additional enhanced communications services.



-------------------
    As a result of our development activities and the deployment of our networks, from inception to date, we have incurred operating losses, net losses and negative operating cash flow. As of December 31, 1999, we had an accumulated deficit of approximately $40.7 million. We currently intend to increase substantially our capital expenditures and operating expenses in an effort to expand rapidly our infrastructure and network services on a nationwide basis as well as to develop and integrate our billing and collections, operational support and administrative systems. We expect to incur substantial operating losses, net losses and negative cash flow during our network buildout and initial penetration into each new market we enter. We expect these losses and negative cash flows to continue for at least the next several years.

                                  THE OFFERING


Common stock offered by OnSite Access................  16,670,000 shares.
Common stock to be outstanding after this offering...  62,875,657 shares.
Proposed Nasdaq National Market symbol...............  'OSAX'



    In the above table and throughout this prospectus, unless otherwise indicated, the number of shares of common stock that will be outstanding after this offering is based on 10,708,245 shares outstanding as of December 31, 1999, plus:



     16,670,000 shares of common stock to be sold by us in this offering; and



     35,497,412 shares of common stock to be issued upon the conversion of all of our preferred stock.



    The number of shares of common stock to be outstanding after this offering excludes:



     22,863,170 shares of common stock that we have agreed to issue to real estate owners and agents upon the exercise of warrants having an exercise price of $2.36 per share, which warrants vest upon the execution of, or the occurrence of events relating to the execution of, property-specific access agreements;



     up to 1,275,718 shares of common stock that may be issued to real estate owners and agents upon the exercise of warrants that we may agree to issue having an exercise price of no less than $2.36 per share;



     800,000 shares of restricted common stock sold to officers under our stock incentive plan at $5.13 per share in January 2000;



     3,177,500 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $2.40;



     103,375 shares of common stock reserved for issuance under our stock incentive plan; and



     up to 611,112 shares of common stock that may be issued to our Canadian joint venture partner upon the conversion of its joint venture interests.



-------------------
    Our principal executive office is located at 1372 Broadway, New York, New York 10018, and our telephone number is (212) 324-1500. We maintain a site on the World Wide Web at www.onsiteaccess.com; HOWEVER, THE INFORMATION FOUND ON OUR WEBSITE IS NOT A PART OF THIS PROSPECTUS.



    OnSite Access, the OnSite Access logo, The First Foot and Building-Centric are service marks owned by our company. We have filed for registration of these service marks.

                  SUMMARY FINANCIAL AND OPERATING INFORMATION



    The following table presents our summary consolidated financial information and has been derived from our audited financial statements for the period from July 5, 1996 (date of inception) through December 31, 1996, and for the years ended December 31, 1997, 1998 and 1999, which except for the period ended December 31, 1996, are included in another section of this prospectus. As adjusted balance sheet data give effect to (1) the sale of 16,670,000 shares of common stock in this offering and (2) the conversion of our outstanding preferred stock into common stock. The information set forth below should be read in conjunction with 'Selected Financial and Operating Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and our consolidated financial statements and the notes to our consolidated financial statements, each of which is included in this prospectus.



    Adjusted EBITDA consists of earnings before non-cash equity compensation, net interest expense, taxes, depreciation and amortization. You should not think of adjusted EBITDA as an alternative to operating income as an indicator of our operating performance or as an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. We have provided adjusted EBITDA because it is a measure of financial performance commonly used in the communications industry, however, other companies may calculate it differently than we do. We have presented adjusted EBITDA to enhance your understanding of our operating results.



                                                                PERIOD FROM
                                                                 INCEPTION
                                                               (JULY 5, 1996)         YEAR ENDED DECEMBER 31,
                                                              TO DECEMBER 31,    ---------------------------------
                                                                    1996          1997         1998         1999
                                                              ----------------   -------      -------     --------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Network service revenue.....................................       $   --        $    19      $   871     $  3,646
Consulting revenue..........................................           20            329           73           --
                                                                   ------        -------      -------     --------
        Total revenue.......................................           20            348          944        3,646
Operating expenses:
    Direct costs of revenues................................           --            140          634        3,090
    Selling, general and administrative (including non-cash
      equity compensation of $0, $64, $503 and $6,523,
      respectively).........................................           77          1,241        4,478       29,361
    Depreciation and amortization...........................            1             23          366        2,838
                                                                   ------        -------      -------     --------
        Total operating expenses............................           78          1,404        5,478       35,289
                                                                   ------        -------      -------     --------
Operating loss..............................................          (58)        (1,056)      (4,534)     (31,643)
Other income (expense), net.................................           (3)           (64)        (394)        (899)
                                                                   ------        -------      -------     --------
Loss before income taxes....................................          (61)        (1,120)      (4,928)     (32,542)
Provision for income taxes..................................           --             --           --           --
                                                                   ------        -------      -------     --------
Net loss....................................................          (61)        (1,120)      (4,928)     (32,542)
Accreted and deemed dividends on preferred stock............           --             --           --      (12,081)
                                                                   ------        -------      -------     --------
Net loss applicable to common stockholders..................       $  (61)       $(1,120)     $(4,928)    $(44,623)
                                                                   ------        -------      -------     --------
                                                                   ------        -------      -------     --------
Net loss per common share, basic and diluted................       $(0.02)       $ (0.33)     $ (1.19)    $  (8.93)
                                                                   ------        -------      -------     --------
                                                                   ------        -------      -------     --------
Weighted average number of shares outstanding...............    3,339,500      3,439,714    4,156,836    4,998,545
                                                                ---------      ---------    ---------    ---------
                                                                ---------      ---------    ---------    ---------







                                                                         DECEMBER 31, 1999
                                                                   -----------------------------
                                                                     ACTUAL          AS ADJUSTED
                                                                   -----------       -----------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................         $24,412          $206,768
Property and equipment, net.................................          20,052            20,052
Total assets................................................          74,775           257,131
Total liabilities...........................................          15,615            15,615
Redeemable preferred stock..................................          59,807                --
Total stockholders' (deficit) equity........................            (647)          241,516

                                                       PERIOD FROM
                                                        INCEPTION
                                                      (JULY 5, 1996)                YEAR ENDED DECEMBER 31,
                                                     TO DECEMBER 31,    -----------------------------------------------
                                                           1996            1997              1998              1999
                                                     ----------------   -----------       -----------       -----------
                                                                (IN THOUSANDS, EXCEPT OTHER OPERATING DATA)
OTHER FINANCIAL DATA:
Net cash used in operating activities..............        $(64)            $ (891)          $(3,340)          $(17,165)
Net cash used in investing activities..............          (9)              (350)           (1,241)           (18,692)
Net cash provided by financing activities..........          73              1,362             5,381             59,347
Adjusted EBITDA....................................         (57)              (969)           (3,665)           (22,282)
Capital expenditures...............................           3                588             1,979             20,094

OTHER OPERATING DATA
  (AT THE END OF THE PERIOD):
Buildings in service...............................          --                  2                24                118
Rentable square feet of buildings in service.......          --            309,900         4,508,221         26,501,619

                                  RISK FACTORS

    This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and the related notes, before you purchase any shares of our common stock.

RISKS RELATED TO OUR BUSINESS


BECAUSE WE HAVE A SHORT OPERATING HISTORY, YOU HAVE LIMITED INFORMATION ON WHICH TO EVALUATE OUR BUSINESS AND YOUR INVESTMENT DECISION



    Our business was founded in July 1996, and we have limited historical financial and operating data upon which you can evaluate our business and prospects as well as your investment decision. We entered into our first access agreement in June 1997 and began to provide commercial services in September 1997. We have limited commercial operations and have recognized limited revenues since our inception. In addition, our executive management team and other employees have worked together at our company for only a short period of time. You should evaluate our chances of financial and operational success in light of these factors as well as the risks, uncertainties, expenses, delays and difficulties associated with starting a new business.



WE HAVE EXPERIENCED INCREASING NEGATIVE ADJUSTED EBITDA, NET LOSSES AND NEGATIVE CASH FLOW, WHICH WILL CONTINUE



    We may not achieve or sustain positive adjusted EBITDA, income or cash flow in the future. Since our formation, we have incurred increasing negative adjusted EBITDA (earnings before non-cash equity compensation, net interest expense, taxes, depreciation and amortization), substantial net losses and negative cash flow from combined operating and investing activities on both an annual and quarterly basis. For 1999, we had negative adjusted EBITDA of approximately $22.3 million, net losses of approximately $32.5 million and negative cash flow from combined operating and investing activities of approximately $35.9 million.



    Moreover, we expect to continue to incur significant development and marketing costs. As a result, we will need to generate significant revenue to achieve profitability, which may not occur. If our revenue does not grow as needed to offset our increases in these costs, it is unlikely our business will succeed.


OUR BUSINESS MODEL IS UNPROVEN AND MAY NOT SUCCEED


    We may not be able to deploy our communications services as planned, achieve significant market acceptance, achieve favorable operating results or profitability, or generate revenues sufficient to cover our capital and operating costs. To be successful, we must develop, market and implement communications solutions that are widely accepted by small and medium-sized businesses at prices that cover both our operating expenses and our significant development costs. We have not validated our business model and strategy in the market. We believe that the combination of our unproven business model and the highly competitive and fast-changing communications market in which we compete makes it impossible to predict:


     the extent to which our communications services will achieve market acceptance;


     customer penetration in the buildings where we provide service; or


     our overall success.


THERE MIGHT NOT BE SUFFICIENT DEMAND FOR OUR DATA AND ENHANCED SERVICES AMONG SMALL AND MEDIUM-SIZED BUSINESSES



    Demand for data services has grown rapidly, and this market is characterized by rapidly changing technology, evolving industry standards and frequent new service introductions. If the commercial market for Internet access and other broadband data services develops more slowly than expected or if the communications services that we offer are not widely accepted among small and medium-sized businesses, our revenues will not grow as quickly as necessary to achieve or sustain profitability. Demand and market acceptance for recently introduced services in this industry, including our enhanced services, are also subject to a high level of unpredictability. Heavy use of the Internet may impede further development to the extent that users experience delays, transmission errors and other difficulties. In addition, customers who have already invested substantial resources in other technologies may be particularly reluctant or slow to employ our services.


THE COMMUNICATIONS INDUSTRY IS HIGHLY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY


    We face significant competition from traditional and new communications companies, including in-building competitors, local and long distance telephone companies and Internet, digital subscriber line and cable modem service providers. Many of our competitors have longer operating histories and customer relationships, greater financial, technical, and marketing resources, larger customer bases and greater brand or name recognition than we have. Furthermore, the numerous companies that may seek to enter our market may expose us to severe price competition for our services which could impede our ability to become profitable. Our competitors may also be able to respond more quickly to technological developments and changes in customers' needs.



    In-building competitors. In-building competitors, such as Allied Riser Communications, Broadband Office, Cypress Communications, Intermedia Communications, NEXTLINK Communications, RCN Telecom Services, SiteLine, Teligent and WinStar are attempting to gain access to office buildings in our target markets. To the extent these competitors successfully develop relationships with real estate owners in our target markets, we may face difficulties in building our networks and marketing our services within our target buildings. In addition, some competitors have, or may obtain, rights to install networks and offer competitive services in some of the buildings in which we have access rights.


    Local telephone companies. Incumbent local telephone companies, including the regional bell operating companies, and competitive local telephone companies have several competitive strengths which may place us at a competitive disadvantage. These competitive strengths include:

     an established brand name and reputation;

     significant capital to deploy fiber-optic equipment rapidly;

     competitive price and service offerings; and

     their own existing in-building and inter-building connections.

    Long distance telephone companies. Many of the leading long distance telephone carriers, including AT&T, MCI WorldCom and Sprint, are expanding their capabilities to support high speed, end-to-end data networking services, and could begin to develop their own in-building broadband networks. The newer national long distance telephone carriers, such as Broadwing, Level 3, Qwest and Williams Communications, are also building and managing nationwide high speed fiber-optic data networks and partnering with Internet service providers. In addition, these carriers may extend their networks by installing in-building fiber optic cables.

    Internet, digital subscriber line, and cable modem service providers. Customers can use the services provided by Internet, digital subscriber line, and cable modem service providers instead of our services. Internet service providers, such as Concentric Networks, EarthLink, GTE Internetworking, MindSpring, Prodigy, PSINet, Sprint, UUNET, a subsidiary of MCI WorldCom, and Verio, provide Internet access to residential and business customers, generally using the existing communications infrastructure. Digital subscriber line companies, such as Covad, Network Access Solutions, NorthPoint and Rhythms NetConnections, and/or their Internet service provider customers, typically provide high speed Internet access. Cable modem service providers, such as Excite@Home and its @Work subsidiary, High Speed Access, RCN Telecom Services and Road Runner, also provide high speed Internet access. On-line service providers, such as America

Online, Compuserve, Microsoft Network, and WebTV, provide Internet connectivity, ease-of-use and a stable environment for modem connections.


WE MUST OBTAIN ADDITIONAL ACCESS AGREEMENTS WITH REAL ESTATE OWNERS, INSTALL OUR IN-BUILDING BROADBAND NETWORKS AND OBTAIN CUSTOMERS BEFORE OUR IN-BUILDING COMPETITORS DO OR WE COULD FACE A SIGNIFICANT COMPETITIVE DISADVANTAGE



    We could face a significant competitive disadvantage and our business and results of operations could suffer if we do not obtain access agreements with real estate owners, install our in-building broadband networks and obtain customers before our in-building competitors do. To date, we have contracts with real estate owners that enable us, upon the execution of property-specific access agreements, to offer our services in buildings representing approximately 362 million rentable square feet of commercial office space. These contracts have specified dates for the execution of property-specific access agreements. We currently have property-specific access agreements for approximately 120 million rentable square feet of commercial office space, with 118 buildings in service representing approximately 26.5 million rentable square feet. If property-specific access agreements are not executed, we will not be able to offer our services in the applicable buildings.


    The first communications provider in a building has the first opportunity to obtain customers. Once customers subscribe for services from a communications provider, it becomes more difficult for competitors to attract those customers. We may not be able to accomplish this first-mover objective due to a number of factors, including:

     real estate owners may decide not to permit us to install our networks in their buildings or they may not offer terms that are as favorable as the terms they offer our competitors;


     our access agreements typically do not preclude our competitors from gaining access to these buildings; and


     each building in which we have obtained access rights but have not yet built a network is also vulnerable to other in-building competitors.


    In addition, our typical license or access agreement has an initial term of approximately five to ten years, with renewal options ranging from five to fifteen years. Many of these agreements contain minimum performance criteria. If these agreements are terminated for failure to meet these performance criteria or are not otherwise renewed, then we may not have access to customers. This could reduce our revenues and may require us to expend significant financial and other resources to secure access rights to other buildings and customers.



OUR BUSINESS WILL BE HARMED IF OUR INFORMATION SYSTEMS ARE NOT REPLACED OR FURTHER DEVELOPED



    Sophisticated information systems are vital to our growth and our ability to achieve operating efficiencies. A failure of any of these systems could substantially impair our ability to provide services, send invoices and monitor our operations. Systems we have identified as being presently inadequate to meet the increased demands of our anticipated growth include our:


     billing and collections systems;

     operational support systems, such as order entry, order management, customer service databases and trouble ticketing; and

     administrative systems, such as financial, accounting and human resources.

    We estimate that modifying or replacing these systems will cost approximately $34 million over the next two years, although actual costs may be higher. Our plans for the development and implementation of these systems rely, for the most part, on acquiring products and services offered by third-party vendors and integrating those products and services. We may be unable to implement these systems on a timely basis or at all, and these systems may not perform as expected. We may also be unable to maintain and upgrade these systems as necessary.

    We are also dependent on the systems of our data and voice providers, and, in some cases, on the interface between our systems and those of our providers. Therefore, any systems failures experienced by our providers could also have similar adverse effects on our systems and prevent or impair our service delivery.



WE DEPEND HEAVILY ON A LIMITED NUMBER OF CUSTOMERS; A SIGNIFICANT REDUCTION IN THE SERVICES PROVIDED TO THESE CUSTOMERS WOULD HARM OUR RESULTS OF OPERATIONS



    We derive a large portion of our revenue from a limited number of customers. In 1999, our five largest customers accounted for approximately 24% of our revenue, with Vantas, an affiliate of FrontLine Capital Group, which is the name under which Reckson Service Industries, Inc. does business, accounting for approximately 11% of our revenue and Reckson Associates Realty Corp., also an affiliate of FrontLine Capital Group, accounting for approximately 7% of our revenue. If any of these customers, or if a significant number of smaller customers, cancel, defer or significantly reduce the services they order from us, our revenues and profitability will suffer. We may not be able to generate additional revenue from existing or new customers to replace the revenue that is lost.





WE DEPEND HEAVILY ON A LIMITED NUMBER OF REAL ESTATE OWNERS; A DETERIORATION IN OUR RELATIONSHIP WITH THESE REAL ESTATE OWNERS WOULD HARM OUR RESULTS OF OPERATIONS



    We derive a large portion of our revenue from customers located within the buildings of a limited number of real estate owners. In 1999, we derived 62% of our revenue from customers located within the buildings of five real estate owners. Of this amount, customers within the buildings of:



     Reckson Associates accounted for approximately 21% of our revenue;



     Taconic Investment Partners accounted for approximately 12% of our revenue;





     SL Green Realty Corp. accounted for approximately 11% of our revenue;





     Cogswell Realty Group accounted for approximately 9% of our revenue; and



     130 Williams Street LLC accounted for approximately 9% of our revenue.



    These real estate owners may permit competitors to offer services within their buildings, fail to cooperate with us in seeking to obtain customers within their buildings, or terminate or fail to renew our access agreements. Any of these events would have a material adverse effect on our results of operations, increase the costs of acquiring and retaining customers, and impede our growth. In addition, any deterioration in our relationship with these real estate owners or a significant number of other real estate owners with whom we have relationships would have a material adverse effect on our results of operations.




THE COMMUNICATIONS INDUSTRY IS UNDERGOING RAPID TECHNOLOGICAL CHANGES, AND NEW TECHNOLOGIES MAY BE SUPERIOR TO THE TECHNOLOGY WE USE


    The communications industry is subject to rapid and significant technological changes, including continuing developments in digital subscriber line technology and alternative technologies for providing high speed data communications. These alternative technologies include cable modem, fixed wireless, satellite or other high speed transmission technology. As a consequence:



     we expect that new products and technologies will emerge that may be superior to, and/or render obsolete, the products and technologies we currently use, including copper-based transmission technologies;


     our success will depend on our ability to anticipate or adapt to new technology on a timely basis; and

     we will rely on third parties, including some of our competitors and potential competitors, to develop and provide us with access to communications and networking technology.

    If we fail to adapt successfully to technological changes or fail to obtain access to new or improved technologies, our business would suffer.

WE MUST MAKE SIGNIFICANT CAPITAL EXPENDITURES BEFORE GENERATING REVENUE, WHICH MAY PROVE INSUFFICIENT TO JUSTIFY THOSE EXPENDITURES

    We will have to make significant capital expenditures to develop our business and deploy our networks, services and systems. The amount and timing of these expenditures are uncertain and will depend upon our ability to execute our plans in a timely and cost-effective manner. If our revenue does not grow as expected, or capital expenditures exceed our estimates, our business and financial condition would suffer.

    In particular, when we install our in-building broadband networks, we incur significant initial expenditures. These expenditures vary depending on the size of the building and whether we encounter any construction-related difficulties. We typically install a network before we have any customers in that building. Since we generally do not solicit customers within a building until our network is in place, and since our costs can vary, we do not know whether we will be able to recoup our expenditures within any building. If we fail to attract enough customers, or any customers at all, within a particular office building, we would not be able to recoup our expenditures within that building. In addition, some of our agreements with real estate owners require us to remove our equipment when our access agreements terminate or are not renewed. Accordingly, we may incur significant costs in connection with this equipment removal which could harm our financial condition and results of operations.


    To effectively address the next generation of services that our customers may request, we are also incurring costs to deploy fiber-optic cable as part of our in-building broadband networks, although most of this fiber-optic cable is not currently being used. We would incur significant capital expenditures to install fiber-optic equipment to work with our existing fiber-optic cabling if our customers demand capacity that exceeds our copper-based broadband network capacity. We would also experience increased capital funding requirements if we needed to install fiber-optic equipment to fulfill this demand.



TO PROVIDE OUR DATA AND VOICE SERVICES, WE MUST PURCHASE COMMUNICATIONS CAPACITY FROM THIRD PARTIES WHO MAY BE UNABLE OR UNWILLING TO MEET OUR REQUIREMENTS



    We must purchase communications capacity from third parties in order to provide our services and to connect our networks to the networks of other communications providers. These third parties may be unable or unwilling to meet our operational requirements, service our networks timely and cost effectively, and guarantee needed capacity, quality assurance or costs. We primarily rely on
(1) Level 3 Communications to provide collocation space for our data network access points, (2) Cablevision LightPath and Focal Communications Corporation to provide local voice services and (3) MCI WorldCom to provide long distance services to our customers. Technical difficulties arising from the networks of any of these data or voice services providers, or contractual or other problems with our business relationships with these providers, could have a material adverse effect on our business and results of operations.



    We also rely on other communications providers for data connectivity to link our served buildings to our data network access points and our data network access points to our network operations center. Our failure to obtain adequate connections from other communications providers on a timely basis could delay or impede our ability to provide services and generate revenue. In addition, in some of our target markets, there is only one established carrier available to provide the necessary connection. This increases our costs and makes it extremely difficult, if not impossible, to obtain redundant connections. Sufficient capacity or redundant capacity may not be readily available from third parties at commercially reasonable rates, if at all. Our failure to obtain sufficient redundant connectivity could result in service interruptions or an inability to provide service in selected buildings which could, in time, lead to a loss of customers and damage to our reputation.

    We have also entered into contracts with our data providers, Internet access providers and wholesale voice service providers. Under some of our contracts, if we fail to meet our minimum volume commitments for connectivity, we will be obligated to pay underutilization charges. In addition, we have committed to pay for approximately $10.6 million of services from our data and voice providers through 2003 under these contracts. We will have to pay those providers even if we do not use their services.


OUR BUSINESS COULD SUFFER FROM A REDUCTION OR INTERRUPTION FROM OUR EQUIPMENT SUPPLIERS OR OTHER THIRD PARTIES ON WHOM WE RELY FOR INSTALLATION AND PROVISION OF FIELD SERVICE


    We purchase our equipment from various vendors and outsource a significant portion of the installation and field service of our networks to third parties. Any reduction in, or interruption of, service from any of our major vendors or installation and field service providers such as Copper Mountain, Lucent Technologies or Cisco Systems could delay our network buildout, impair our ability to acquire or retain customers and harm our business generally. These vendors may also not be able to meet our requirements in a timely and satisfactory manner, and we may not be able to obtain additional or alternative vendors when and if needed. In addition, the price of the equipment we purchase may substantially increase over time, increasing the costs we pay in the future. It could take a significant period of time to establish relationships with alternative suppliers for each of our technologies and substitute their technologies into our network.


A SYSTEM FAILURE OR BREACH OF NETWORK SECURITY COULD DELAY OR INTERRUPT SERVICE TO OUR CUSTOMERS

    A natural disaster or other unanticipated interruption of service or damage at any of our network facilities would impair the reliability of our transmission services in our markets. Additionally, failure by any network service provider to provide communications capacity required by us, as a result of a natural disaster, operational disruption or for any other reason, could cause interruptions in the delivery of our services. Damage or failure that causes interruptions in the delivery of our services could impair our ability to acquire or retain customers as well as harm our reputation and business.


    Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems of our customers, which might result in liability to our customers, and also might deter potential customers. Although we have implemented and plan to continue adding security measures that are standard within the telecommunications industry, we may be unable to implement these measures in a timely manner or, if and when implemented, our security measures may be circumvented. Eliminating computer viruses and alleviating other security problems may require interruptions, incurrence of costs or delays or cessations of service to our customers and these customers' end users. Any of the foregoing factors relating to network security could have a material adverse effect on our business.


WE MAY BE UNABLE TO DELIVER OUR SERVICES IF OUR IN-BUILDING BROADBAND NETWORK OR A DATA NETWORK ACCESS POINT ENCOUNTERS TECHNICAL DIFFICULTIES


    Our in-building broadband network is the primary channel through which we deliver our communications services to our customers. Our customers are obtained from the tenant base of commercial office buildings, and each building in which we have constructed our in-building broadband network is a site for potential concentration of our customers. Since our customers within a commercial office building are served by the same in-building broadband network, any network problems affecting this network may affect the delivery of services to all of our customers in that building. Any technical difficulties within a particular in-building broadband network may prevent our customers in that building from receiving services. In addition, we aggregate traffic from our in-building broadband networks through a data network access point. Any technical difficulties at a data network access point may prevent a group of in-building broadband networks from receiving service. If we are unable to deliver services as a result of any of these technical difficulties, our business may suffer through the loss of revenue and customers.

OUR OPERATING RESULTS IN ONE OR MORE FUTURE PERIODS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY FAIL TO MEET OR EXCEED THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS


    Due to numerous factors, many of which are outside of our control, our quarterly operating results are likely to fluctuate significantly in the future and may fail to meet or exceed the expectations of securities analysts or investors. In this event, the trading price of our common stock would likely decline. These factors include:


     the rate at which we can attract and retain customers and the rate of tenant turnover in buildings in which we have installed our networks;

     the prices our customers are willing to pay for the services we provide and the intensity of price competition we face from competitors;

     our expenditures related to the nationwide expansion of our networks and the development of our services;

     the introduction of new services or technologies by our competitors that are incompatible with or superior to the products and services we provide;

     regulatory developments, including interpretations of the 1996 Telecommunications Act, which could intensify competition in the telecommunications industry; and

     technical difficulties or network downtime which could interfere with the delivery of our services.



OUR FAILURE TO MANAGE OUR GROWTH EFFECTIVELY COULD IMPAIR OUR BUSINESS

    If we are successful in implementing our business plan, our operations will expand rapidly. This rapid expansion could place a significant strain on our management, financial and other resources. Our network infrastructure may need future expansions and adaptations to respond to growth in the number of customers served, increased capacity demands and changes to our service offerings.

    Our ability to manage future growth, if it occurs, will depend on our ability to:

     control expenses related to our business plan;

     maintain responsive customer service;

     maintain regulatory compliance with federal and state authorities as we enter into new metropolitan areas;

     improve existing, and implement new, billing and collections, operational support and administrative systems; and

     expand, train and manage our employee base.


The failure to manage our growth effectively would impair our business and operational performance. We may not be able to expand or adapt our networks to meet the increasing demands of customers or evolving industry standards.


WE WILL NEED SIGNIFICANT ADDITIONAL FUNDS, WHICH WE MAY NOT BE ABLE TO OBTAIN


    We believe our current capital resources, together with the proceeds of this offering, will be sufficient for our operating and working capital requirements and for the deployment and operation of our networks in targeted markets through approximately the second quarter of 2001. We will need significant additional funds beyond then to complete our nationwide buildout. We expect that the actual amount and timing of our future capital requirements will depend on the demand for our services and on regulatory, technological and competitive developments, including additional market developments and new opportunities, in our industry. We may seek additional financing earlier than 2001 if:



     we accelerate the schedule or expand the scope of our nationwide network buildout;


     our plans or projections change or prove to be inaccurate;

     we acquire other companies or businesses; or

     market conditions allow us to raise public or privately financed capital on attractive terms.

    We may be unsuccessful in raising sufficient capital at all or on terms that we consider acceptable. If we are unable to obtain adequate funds on acceptable terms, our ability to deploy and operate our networks, fund our expansion or respond to competitive pressures would be significantly impaired. These limitations could hinder our ability to become profitable.

IF WE BORROW FUNDS IN THE FUTURE, IT COULD LIMIT OUR FLEXIBILITY


    If we decide to borrow funds in the future to fund our business, the terms of those borrowings would likely contain restrictive covenants limiting our ability to incur additional indebtedness, pay dividends, make capital expenditures or undertake other transactions. The instruments governing any borrowings could also require us to pledge assets as security for the borrowings. If we were to leverage our business by incurring significant debt, we may be required to devote a substantial portion of our cash flow to service that indebtedness. This could require us to modify our business plan, for example, by delaying the capital expenditures necessary to expand on a nationwide basis.


WE MUST ATTRACT AND RETAIN KEY PERSONNEL IN A TIGHT LABOR MARKET OR WE WILL BE UNABLE TO MANAGE OUR GROWTH


    Competition for personnel with the qualifications we require is intense. The loss of the services of key personnel or the failure to attract additional personnel as required could inhibit the growth of our business or depress the price of our common stock. We are also highly dependent upon the efforts of our existing senior management team. Although we have entered into employment arrangements with members of our executive management team, these arrangements do not obligate the employees to remain with us for any length of time. In addition, we have not purchased any key person life insurance for any of our executive officers. We also believe that our future success will depend in large part on our ability to attract and retain qualified technical and sales personnel.


OUR INTELLECTUAL PROPERTY PROTECTION MAY BE INADEQUATE TO PROTECT OUR PROPRIETARY RIGHTS, AND WE MAY BE SUBJECT TO INFRINGEMENT CLAIMS


    We rely on a combination of confidentiality agreements and other contracts to establish and protect our technology and other intellectual property rights. We have applied for federal registration of some of our trademarks and servicemarks that we believe are important for market identification or the branding of our business. We have not yet obtained any registrations, and we may not be able to obtain registrations for those trademarks and servicemarks. We currently have no patents or patent applications pending. The steps we have taken may be inadequate to protect our technology, processes or other intellectual property. Moreover, as is the case in many industries, our competitors may independently develop technologies or processes that are substantially equivalent or superior to ours. Third parties may assert infringement claims against us and, in the event of an unfavorable ruling on any claim, we may be unable to obtain a license or similar agreement to use technology, processes and intellectual property we rely upon to conduct our business. We also rely on unpatented trade secrets and know-how to maintain our competitive positions, which we seek to protect, in part, by confidentiality agreements. However, these agreements may be breached or terminated, and we may not have adequate remedies for any breach. In addition, our competitors may otherwise learn or discover our trade secrets. Our management personnel were previously employees of other communications companies. In many cases, these individuals are conducting activities for us in areas similar to those in which they were involved prior to joining us. As a result, we or our employees could be subject to allegations of violation of trade secrets, breaches of confidentiality and other similar claims.

AS AN INTERNET ACCESS PROVIDER, WE MAY INCUR LIABILITY FOR INFORMATION DISSEMINATED THROUGH OUR NETWORK


    The law relating to the liability of Internet access providers and on-line services companies for information carried on or disseminated through their networks is unsettled. As the law in this area develops, we may face potential liability for information carried on and disseminated through our network. This liability could require us to implement measures to reduce our exposure to such liability, including the expenditure of substantial financial, managerial, legal and other resources or the discontinuation of certain products or service offerings. Any costs incurred as a result of these measures or the imposition of this liability could harm our business.


OUR COMMUNICATIONS SERVICES ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION THAT COULD CHANGE IN AN ADVERSE MANNER


    Communications services are subject to significant regulation at the federal, state, local and international levels. These regulations affect us, our existing and potential competitors, and our suppliers. Delays in receiving required regulatory approvals or the enactment of new and adverse regulations or regulatory requirements may have a material adverse effect on us. Also, regulatory decisions affecting the telecommunications industry could affect our operating results by increasing competition, decreasing revenue, increasing costs or impairing our ability to offer some of our services. Interconnection agreements are also subject to state commission, FCC and judicial oversight. These government bodies may modify the terms or prices of our interconnection agreements in ways that adversely affect our business and expose us to increased competition. For example, on December 9, 1999, the FCC ordered incumbent local telephone companies to offer line sharing arrangements that will permit competing carriers to offer digital subscriber line services over the same copper loop facilities used by the incumbent local telephone company to provide voice telephone service. The prices for these arrangements will be determined by state utility commissions. If these prices are set at low levels, it could allow our competitors to offer low-cost alternatives to our services and put downward pressure on our prices for Internet access and other data services.


REGULATORY AND LEGISLATIVE DEVELOPMENTS REGARDING ACCESS BY COMMUNICATIONS SERVICE PROVIDERS TO OFFICE BUILDINGS COULD IMPAIR OUR BUSINESS


    There is no current national legal requirement that owners or managers of commercial office buildings give competitive providers of communications services access to buildings to install communications equipment. Several states have adopted such regulations, and others may be adopted elsewhere in the future. Recently, the FCC announced that it is considering a rule to require non-discriminatory riser access in multiple tenant buildings. Several bills have been introduced in the current Congress that would impose similar obligations on real estate owners although, to date, none of these bills has been passed. Some of the issues being considered by the FCC and Congress include requiring real estate owners to provide riser access to communications carriers on a non-discriminatory basis and requiring some communications providers to provide access to their risers to other communications providers. We cannot predict whether or in what form these proposals will be adopted. If they are adopted and regulatory or legal requirements change access rights to our target buildings or our networks, these requirements could harm our business and expose us to increased competition.


POTENTIAL REGULATION OF INTERNET SERVICE PROVIDERS COULD ADVERSELY AFFECT OUR OPERATIONS

    To date, Internet service providers have been subject to very little regulation by the federal and state governments. The FCC has exempted Internet service providers from regulations governing communications carriers, including the obligation to pay access charges and contribute to the Universal Service Fund. The FCC is currently examining the status of Internet service providers and the services they provide. If the FCC were to determine that Internet service providers are required to pay contributions to the Universal Service Fund in the same manner as communications carriers, it could have a material adverse effect on us and all other Internet service providers. Also, various levels of government are considering new laws concerning Internet user privacy, infringement, pricing, quality of products and services, intellectual property ownership, and taxation of Internet businesses. In some cases, courts have been asked to apply existing laws in areas such as property ownership, copyright, trademark, trade secret, obscenity and defamation to the Internet in new ways. The adoption of new laws, or court decisions concerning the application of existing laws to the Internet, may decrease the growth in the use of the Internet or change the economics of providing Internet service to our customers, which could have a material adverse effect on our business.


UNCERTAIN FEDERAL AND STATE TAX AND OTHER SURCHARGES ON OUR SERVICES MAY RESULT IN INCREASED COSTS, UNANTICIPATED LIABILITIES AND DECREASES IN EARNINGS



    Communications providers are subject to a variety of complex federal and state surcharges and fees on their gross revenues from interstate and intrastate services, including regulatory fees, and surcharges related to the support of the Universal Service Fund. A finding that we misjudged the applicability of the surcharges and fees could result in increased costs, unanticipated liabilities and decreases in earnings.



YEAR 2000 ISSUES COULD HARM OUR BUSINESS AS A RESULT OF REDUCED DEMAND FOR OUR SERVICES AND INTERNAL AND EXTERNAL OPERATIONS DIFFICULTIES



    The year 2000 problem is the potential for system and processing failures of date-related data arising from the use of two digits by computer-controlled systems, rather than four digits, to define the applicable year. We rely, directly and indirectly, on the systems of business enterprises such as customers, suppliers, utilities, creditors and financial institutions, which could be subject to operational difficulties arising out of year 2000 issues. Any failure on the part of our principal internal systems or other business' systems as a result of the year 2000 problem could harm our business, reputation, financial condition or results of operations.


RISKS RELATED TO THIS OFFERING

THE SALE OR AVAILABILITY FOR SALE OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE


    The sale or availability for sale of substantial amounts of our common stock, including shares issuable upon the exercise of stock options or warrants, in the public market after the completion of this offering could adversely affect the market price of our common stock and materially impair our ability to raise capital through future offerings of our common stock. There will be 62,875,657 shares of common stock outstanding immediately after this offering, or 65,376,157 shares if the underwriters exercise their over-allotment option in full. The 16,670,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by our affiliates as that term is defined in Rule 144 under the Securities Act. The 46,205,657 shares of common stock outstanding prior to this offering are restricted securities as defined in Rule 144 and may not be sold in absence of registration other than in accordance with Rule 144 or Rule 701 under the Securities Act or another exemption from registration.



    In connection with this offering, we, our directors and a number of our officers and stockholders have agreed, subject to exceptions, not to dispose of or hedge any shares of common stock for a period of 180 days after the completion of this offering without the underwriters' consent; however, the underwriters may release these shares from the restrictions at any time. Market sales of shares held by principal stockholders or any other stockholder or the availability of shares for future sale may have an adverse effect on the market price of our common stock. See 'Shares Eligible for Future Sale' for a more detailed description of the restrictions on selling shares of our common stock after this offering.

INVESTORS IN THIS OFFERING WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION, WHICH COULD ADVERSELY IMPACT THE VALUE OF THEIR INVESTMENT



    If you purchase common stock in this offering, you will pay more for your shares than the existing stockholders paid for their shares. As a result, you will experience immediate and substantial dilution of approximately $8.56 per share, representing the difference between the assumed initial public offering price of $12.00 per share and our net tangible book value per share after this offering. In addition, you may experience additional dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrantholders exercise their warrants to purchase common stock. All of the shares issuable upon the exercise of currently outstanding stock options and outstanding warrants will be issued at a purchase price per share less than the public offering price per share. See 'Dilution' on page 22 for a more complete description of how the value of your investment in our common stock will be diluted upon completion of this offering.



CONCENTRATION OF OWNERSHIP AMONG PRINCIPAL STOCKHOLDERS AND MANAGEMENT MAY LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS



    Our executive officers, directors and principal stockholders together will beneficially own approximately 61% of our common stock after the completion of this offering. These stockholders, if they vote together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control of us. See 'Principal Stockholders' on page 63 for more detailed information about the ownership of common stock by our executive officers, directors and principal stockholders.


EXTERNAL FACTORS COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK


    There is currently no public market for our common stock. An active trading market may not develop or be sustained after this offering, even if our common stock is quoted on Nasdaq. The initial public offering price will be determined through negotiation between us and representatives of the underwriters and may not be indicative of the market price for the common stock after this offering.


    The market price of our common stock could fluctuate significantly as a result of:

     economic and stock market conditions generally and specifically as they may impact providers of communications services;

     changes in financial estimates and recommendations by securities analysts following our stock;

     earnings and other announcements by, and changes in market evaluations of, providers of communications services;

     changes in business or regulatory conditions affecting providers of communications services;

     announcements or implementation by us or our competitors of technological innovations or new communications services; and


     trading volume of our common stock.



    The securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies' operating performance, and particularly in the communications sector. For example, market prices for securities of technology companies, which may include voice, Internet-related and data communications companies, have frequently reached elevated levels, often following these companies' initial public offerings. These levels may not be sustainable and may not bear any relationship to these companies' operating performances. If the market price of our common stock reaches an elevated level following this offering, it is likely to materially and rapidly decline. In the past, following periods of volatility in the market price of a company's securities, a company's stockholders have often instituted securities class action litigation against the company. If we were involved in a class action suit of this type, it could divert the attention of our senior management and have a material adverse effect on our business and financial condition.



THE NET PROCEEDS OF THIS OFFERING MAY BE ALLOCATED IN WAYS WITH WHICH YOU AND OTHER STOCKHOLDERS MAY NOT AGREE



    Our management has significant flexibility in applying the proceeds we receive in this offering. Because the proceeds are not required to be allocated to any specific investment or transaction, you cannot determine the value or propriety of our management's use of the proceeds on our behalf. See 'Use of Proceeds' on page 20 for a more detailed description of how management intends to apply the proceeds of this offering.


ANTI-TAKEOVER PROVISIONS OF DELAWARE'S GENERAL CORPORATION LAW AND OUR CERTIFICATE OF INCORPORATION COULD DELAY OR DETER A CHANGE IN CONTROL


    Amendments we intend to make to our amended and restated certificate of incorporation and our bylaws, as well as various provisions of the Delaware General Corporation Law, may make it more difficult to effect a change in control of our company. The existence of these provisions may adversely affect the price of our common stock, discourage third parties from making a bid for our company or reduce any premiums paid to our stockholders for their common stock. For example, we intend to amend our certificate of incorporation to
authorize our board of directors to issue up to         shares of blank check
preferred stock and to attach special rights and preferences to preferred stock. The issuance of this preferred stock may make it more difficult for a third party to acquire control of us or cause the market price of our common stock to decrease. We also intend to amend our certificate of incorporation to provide for the division of the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. This classification of the board of directors could have the effect of making it more difficult for a third party to acquire our company, or of discouraging a third party from acquiring control of our company. See 'Description of Capital Stock -- Preferred Stock' and 'Description of Capital Stock -- Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Provisions of Delaware Law' for a more complete description of our capital stock, our certificate of incorporation and the effects of the Delaware General Corporation Law which could hinder a third party's attempts to acquire control of us.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS



    This prospectus includes 'forward-looking statements' for purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934. All statements other than statements of historical fact in this prospectus, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as 'may,' 'will,' 'expect,' 'should,' 'intend,' 'estimate,' 'anticipate,' 'believe,' 'continue' or similar terminology. We can give no assurance that the expectations reflected in forward-looking statements will prove to have been correct. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors including those set forth under the 'Risk Factors,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business' sections, and elsewhere in this prospectus. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations.

                                USE OF PROCEEDS



    We estimate that we will receive net proceeds of approximately
$184.4 million, or approximately $212.4 million if the underwriters' over-allotment option is exercised in full, from the sale of the shares of common stock offered by us, at an assumed initial public offering price of $12.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.



    We intend to use the net proceeds of this offering for the following purposes:



     approximately $126.6 million for the construction of additional in-building broadband networks, the purchase of communications equipment and related capital expenditures;



     approximately $3.2 million for the payment of dividends on our Series B, C and D preferred stock due immediately prior to their conversion into common stock; and





     the remainder for working capital and general corporate purposes.



    Our management continually evaluates potential strategic acquisitions and investments, but at the present time, we have no commitments or agreements with respect to any acquisition or investment other than our Canadian joint venture described on page 40. Pending these uses, we intend to invest the net proceeds from this offering in U.S. government securities and other investment-grade, interest-bearing instruments.



    The foregoing represents our present intentions with respect to the allocation of proceeds of this offering based upon our present plans and business conditions. The occurrence of unforeseen events or changed business conditions could result in the application of the proceeds of this offering in a manner other than as described in this prospectus.


                                DIVIDEND POLICY

    Our board of directors has never declared or paid any cash dividends on our common stock and does not expect to do so in the foreseeable future. We currently intend to retain any earnings to finance the expansion and development of our business. Our board of directors will make any future determination of the payment of dividends based on conditions then existing, including our earnings, financial condition and capital requirements, as well as such economic and other conditions as the board of directors may deem relevant. In addition, the payment of dividends may be limited by financing agreements that we may enter into in the future.

                                 CAPITALIZATION


    The following table sets forth our capitalization (1) as of December 31, 1999, on an actual basis, (2) pro forma for the conversion of our preferred stock into common stock, and (3) pro forma further adjusted for an amendment to our certificate of incorporation to increase the number of our authorized shares
of common stock to               and preferred stock to               and the
sale of 16,670,000 shares of common stock offered by this prospectus.



    This table does not include (1) up to 24,138,888 shares of common stock that may be issued to real estate owners and agents upon the exercise of warrants,
(2) 800,000 shares of restricted common stock sold to officers under our stock incentive plan in January 2000, (3) 3,177,500 shares of common stock issuable upon the exercise of outstanding options, (4) 103,375 shares of common stock reserved for issuance under our stock incentive plan and (5) up to 611,112 shares of common stock that may be issued to our Canadian joint venture partner upon the conversion of its joint venture interest.



    This table should be read in conjunction with 'Selected Financial and Operating Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and our consolidated financial statements and the notes to our consolidated financial statements, each of which is included in this prospectus.



                                                                    AS OF DECEMBER 31, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------   -----------   -----------
                                                                         (IN THOUSANDS)
Cash and cash equivalents...................................  $ 24,412    $ 22,331      $206,768
                                                              --------    --------      --------
                                                              --------    --------      --------
Capital lease obligations, net of current portion...........  $  1,779    $  1,779      $  1,779
Redeemable Series B, C and D preferred stock................    59,807          --            --
Stockholders' equity (deficit):
    Preferred stock, $0.001 par value:         shares
      authorized, none issued and outstanding (pro forma as
      adjusted).............................................        --          --            --
    Series A preferred stock, $0.001 par value: 5,869,000
      shares authorized, issued and outstanding (actual),
      none (pro forma and pro forma as adjusted)............     7,099          --            --
    Common stock, $0.001 par value: 75,000,000 shares
      authorized, 10,708,245 shares (actual), 46,205,657
      shares (pro forma) and 62,875,657 shares (pro forma as
      adjusted) issued and outstanding......................        11          46            63
Additional paid-in capital..................................    60,325     125,115       309,535
Stockholder loans...........................................    (2,471)     (2,471)       (2,471)
Deferred equity compensation................................   (24,879)    (24,879)      (24,879)
Accumulated deficit.........................................   (40,732)    (40,732)      (40,732)
                                                              --------    --------      --------
        Total stockholders' equity (deficit)................      (647)     57,079       241,516
                                                              --------    --------      --------
Total capitalization........................................  $ 60,939    $ 58,858      $243,295
                                                              --------    --------      --------
                                                              --------    --------      --------

                                    DILUTION


    Our net tangible book value as of December 31, 1999, after giving effect to the conversion of our outstanding preferred stock into common stock, which will occur upon the completion of this offering, was approximately $32.0 million, or $0.69 per share. Net tangible book value per share is equal to our total tangible assets minus total liabilities divided by the number of shares of common stock outstanding. Assuming we had also sold the 16,670,000 shares of common stock offered hereby at an assumed initial public offering price of $12.00, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at December 31, 1999 would have been approximately $216.5 million, or $3.44 per share. This represents an immediate increase in net tangible book value of $2.75 per share to existing stockholders and an immediate dilution of $8.56 per share to new investors in this offering. Dilution is determined by subtracting net tangible book value per share after the offering from the amount of cash paid by a new investor for a share of common stock. The following table illustrates the substantial and immediate per share dilution to new investors:



                                                                PER SHARE
                                                              --------------
Assumed initial public offering price.......................          $12.00
    Net tangible book value as of December 31, 1999.........  $0.69
    Increase attributable to new investors..................   2.75
                                                              -----
Net tangible book value after giving effect to the
  offering..................................................            3.44
                                                                      ------
Dilution to new investors...................................          $ 8.56
                                                                      ------
                                                                      ------



    The following table sets forth as of December 31, 1999 the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders, after giving effect to the conversion of our outstanding preferred stock into common stock, and by new investors. The calculations with respect to shares purchased by new investors in this offering reflect an assumed offering price of $12.00 per share:



                                    SHARES PURCHASED              TOTAL CONSIDERATION
                                ------------------------       -------------------------       AVERAGE PRICE
                                  NUMBER         PERCENT          AMOUNT         PERCENT       PER SHARE($)
                                  ------         -------          ------         -------       -------------
Existing stockholders.........   46,205,657         73%        $ 94,716,941         32%             2.05
New investors.................   16,670,000         27          200,040,000         68             12.00
                                -----------        ---         ------------        ---
Total.........................   62,875,657        100%        $294,756,941        100%             4.69
                                -----------        ---         ------------        ---
                                -----------        ---         ------------        ---



    If the underwriters exercise their over-allotment in full, the pro forma net tangible book value per share of common stock as of December 31, 1999 would have been $3.74 per share, which would result in dilution to the new investors of $8.26 per share, and the number of shares held by the new investors will increase to 19,170,500, or 29% of the total number of shares to be outstanding after this offering.



    The foregoing tables assume no exercise of any outstanding stock options or warrants to purchase common stock. As of December 31, 1999, there were outstanding options to purchase an aggregate of 2,623,500 shares of common stock at a weighted average exercise price of $1.81 per share under our stock option plan. As of December 31, 1999 we had agreed to issue warrants entitling the holders to purchase an aggregate of 18,175,918 shares of common stock at an exercise price of $2.36 per share. If all of these options and warrants had been exercised on December 31, 1999 before the issuance of common stock in this offering, our net tangible book value would have been approximately $79.7 million, or $1.19 per share. On issuance of common stock in this offering, our net tangible book value on December 31, 1999 would have been approximately $264.1 million, or $3.16 per share, the increase in net tangible book value attributable to new investors would have been $1.97 per share and the dilution in net tangible book value to new investors would have been $8.84 per share.

                     SELECTED FINANCIAL AND OPERATING DATA



    The following selected financial data should be read in conjunction with, and are qualified by reference to, 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and our consolidated financial statements and the notes to our consolidated financial statements, each of which is included in this prospectus. The selected financial data presented are for the period from July 5, 1996 (date of inception) through December 31, 1996, and the years ended December 31, 1997, 1998 and 1999. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The statement of operations data for the period from July 5, 1996 (date of inception) to December 31, 1996 and the balance sheet data as of December 31, 1996 and 1997 are derived from our audited financial statements, which are not included in this prospectus.



    Adjusted EBITDA consists of earnings before non-cash equity compensation, net interest expense, taxes, depreciation and amortization. You should not think of adjusted EBITDA as an alternative to operating income as an indicator of our operating performance or as an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. We have provided adjusted EBITDA because it is a measure of financial performance commonly used in the communications industry, however, other companies may calculate it differently than we do. We have presented adjusted EBITDA to enhance your understanding of our operating results.



                                                 PERIOD FROM
                                                  INCEPTION
                                               (JULY 5, 1996)          YEAR ENDED DECEMBER 31,
                                               TO DECEMBER 31,   ------------------------------------
                                                    1996          1997          1998           1999
                                               ---------------   -------       -------       --------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Network service revenue......................      $   --        $    19       $   871       $  3,646
Consulting revenue...........................          20            329            73             --
                                                   ------        -------       -------       --------
        Total revenue........................          20            348           944          3,646
Operating expenses:
    Direct costs of revenues.................          --            140           634          3,090
    Selling, general and administrative
      (including non-cash equity compensation
      of $0, $64, $503 and $6,523,
      respectively)..........................          77          1,241         4,478         29,361
    Depreciation and amortization............           1             23           366          2,838
                                                   ------        -------       -------       --------
        Total operating expenses.............          78          1,404         5,478         35,289
                                                   ------        -------       -------       --------
Operating loss...............................         (58)        (1,056)       (4,534)       (31,643)
Other income (expense), net..................          (3)           (64)         (394)          (899)
                                                   ------        -------       -------       --------
Loss before income taxes.....................         (61)        (1,120)       (4,928)       (32,542)
Provision for income taxes...................          --             --            --             --
                                                   ------        -------       -------       --------
Net loss.....................................         (61)        (1,120)       (4,928)       (32,542)
Accreted and deemed dividends on preferred
  stock......................................          --             --            --        (12,081)
                                                   ------        -------       -------       --------
Net loss applicable to common stockholders...      $  (61)       $(1,120)      $(4,928)      $(44,623)
                                                   ------        -------       -------       --------
                                                   ------        -------       -------       --------
Net loss per common share, basic and
  diluted....................................      $(0.02)       $ (0.33)      $ (1.19)      $  (8.93)
                                                   ------        -------       -------       --------
                                                   ------        -------       -------       --------
Weighted average number of shares
  outstanding................................   3,339,500      3,439,714     4,156,836      4,998,545
                                                ---------      ---------     ---------      ---------
                                                ---------      ---------     ---------      ---------


                                                                        DECEMBER 31,
                                                            ------------------------------------
                                                             1996      1997     1998      1999
                                                            -------   ------   -------   -------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................   $    --   $  122   $   922   $24,412
Property and equipment, net..............................         3      568     2,233    20,052
Total assets.............................................        20      906     4,224    74,775
Total liabilities........................................         5      845     8,772    15,615
Redeemable preferred stock...............................        --       --        --    59,807
Total stockholders' equity (deficit).....................        15       61    (4,548)     (647)



                                         PERIOD FROM
                                          INCEPTION
                                        (JULY 5, 1996)                YEAR ENDED DECEMBER 31,
                                       TO DECEMBER 31,    -----------------------------------------------
                                             1996            1997              1998              1999
                                       ----------------   -----------       -----------       -----------
                                                  (IN THOUSANDS, EXCEPT OTHER OPERATING DATA)
OTHER FINANCIAL DATA:
Net cash used in operating
  activities.........................        $(64)            $ (891)          $(3,340)          $(17,165)
Net cash used in investing
  activities.........................          (9)              (350)           (1,241)           (18,692)
Net cash provided by financing
  activities.........................          73              1,362             5,381             59,347
Adjusted EBITDA......................         (57)              (969)           (3,665)           (22,282)
Capital expenditures.................           3                588             1,979             20,094

OTHER OPERATING DATA
  (AT THE END OF THE PERIOD):
Buildings in service.................          --                  2                24                118
Rentable square feet of buildings in
  service............................          --            309,900         4,508,221         26,501,619

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements, each of which is included in this prospectus. This prospectus contains forward-looking statements relating to future events and our future financial performance. Actual results could be significantly different from those discussed in this prospectus. Factors that could cause or contribute to such differences include those summarized in the section entitled 'Risk Factors,' as well as those discussed in other sections of this prospectus.

OVERVIEW


    Since our inception in July 1996, our principal activities have consisted of:


     entering into access agreements with real estate owners;

     designing, developing and installing our in-building broadband networks;

     identifying collocation space and locations for our data network access points as well as acquiring and deploying equipment and facilities;

     obtaining customers;

     raising capital;

     hiring management and other key personnel;

     developing and integrating our billing and collections, operational support and administrative systems;

     negotiating and executing agreements with wholesale communications providers; and

     obtaining required governmental authorizations.


    As a result of our development activities and the deployment of our networks, from inception to date, we have incurred operating losses, net losses and negative operating cash flow. As of December 31, 1999, we had an accumulated deficit of approximately $40.7 million. We currently intend to increase substantially our capital expenditures and operating expenses in an effort to expand rapidly our infrastructure and network services on a nationwide basis as well as to develop and integrate our billing and collections, operational support and administrative systems. We expect to incur substantial operating losses, net losses and negative cash flow during our network buildout and initial penetration into each new market we enter. We expect these losses and negative cash flows to continue for at least the next several years.


FACTORS AFFECTING OPERATIONS

    REVENUE


    We currently derive a majority of our revenue from voice services and high speed Internet access. We generally enter into one year service agreements with our customers. Our voice services, including local and long distance, generally have a fixed monthly recurring line component and a usage-based component charged on a per call or per minute basis. Data services are generally billed as fixed monthly recurring charges based on data transfer speeds selected by the customer. We also bill our customers for non-recurring installation charges and some equipment based on optional enhanced services, such as network security and virtual private networks. All of our services are billed monthly in a single invoice.



    Revenue from a limited number of customers has comprised a substantial portion of our revenue and may represent a substantial portion of our revenue in the future. In 1999, our five largest customers accounted for approximately 24% of our revenue, with Vantas accounting for approximately 11% of our revenue and Reckson Associates accounting for approximately 7% of our revenue.

    Revenue from customers located within the buildings of a limited number of real estate owners has comprised a substantial portion of our revenue and may represent a substantial portion of our revenue in the future. In 1999, we derived 62% of our revenue from customers located within the buildings of five real estate owners. Of this amount, customers within the buildings of:



     Reckson Associates accounted for approximately 21% of our revenue;



     Taconic Investment Partners accounted for approximately 12% of our revenue;



     SL Green Realty Corp. accounted for approximately 11% of our revenue;



     Cogswell Realty Group accounted for approximately 9% of our revenue; and



     130 Williams Street LLC accounted for approximately 9% of our revenue.



    We also selectively offer our services to customers in buildings in which we have not installed our in-building broadband network. While providing services to these customers has lower margins than providing services to our in-building broadband network customers, we will continue to pursue these customers to the extent they present attractive financial opportunities or help us gain entry into buildings to which we may not otherwise have access.


    The market for voice and data services is highly competitive, and, as such, we have seen our prices decline, and expect them to continue to decline, over time. We expect in the coming years that an increasing percentage of our revenue will come from high speed Internet access, data networking and enhanced services such as virtual private networking, web-based e-mail, network security products and remote access services.

    DIRECT COSTS OF REVENUE


    Our direct costs of revenue primarily include (1) payments to wholesale voice services, Internet and data transmission capacity providers, (2) payments to real estate owners for a portion of the communications services revenue generated within their buildings and (3) costs for customer premises equipment. We pay monthly recurring and usage-based charges to wholesale voice services providers, which typically vary based on our customers' monthly usage. In order to provide our data services, including high speed Internet access, we pay fixed monthly charges for data transmission circuits between the buildings we serve and our data network access points, as well as between our data network access and our Internet and data backbone providers. Our contracts with wholesale voice services providers and Internet and data transmission capacity providers typically range in terms from three to seven years and may include minimum volume commitments. We do not provide or lease telephone equipment to customers. However, we do install data equipment which we provide at no cost to our typical Internet access customer and expense as incurred. We expect that our voice and connectivity service costs will increase as we enter new markets and initiate services for customers in newly served buildings.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


    Our selling, general and administrative expenses include sales and marketing, customer service, technical support, information systems, billing and collections, general management and administrative functions, and non-cash equity compensation. The number of our employees in functional areas, such as customer service, engineering and operations, will increase as we expand our network, and as the number of our customers increases. Selling, general and administrative expenses include:



     Sales and marketing costs. Our sales and marketing efforts focus on creating, expanding and retaining our relationships with real estate owners as well as the businesses in the buildings we serve. Sales and marketing includes costs of employee salaries and commissions, marketing, advertising and promotional expenses.



     General and administrative costs. As we expand our network, we expect the number of employees located in specific markets to grow. Some functions, such as customer service, network operations, finance, billing and site planning, are likely to remain centralized in order to achieve economies of scale.



     Non-cash equity compensation. Non-cash equity compensation includes:



         a charge for compensation to one of our officers; and



         amortization of deferred compensation resulting from the granting of stock options and sales of restricted stock to our employees with exercise prices per share treated for accounting purposes as below the fair value of our common stock at the dates of grant. We are amortizing the deferred compensation over the vesting period of the applicable stock option or restricted stock. We expect to incur deferred compensation in current and future quarters and these amounts could be material.




    DEPRECIATION AND AMORTIZATION


    Depreciation and amortization primarily includes depreciation of cabling infrastructure, hardware and software, furniture and fixtures, and leasehold improvements. Cabling infrastructure includes installation expense, such as the capitalization of salaries and overhead in connection with installations of our in-building broadband networks. We expect depreciation and amortization, as a percentage of revenue, to increase significantly as we expand and add new buildings to our network.



    We intend to issue up to 24,138,888 warrants to real estate owners and agents at an exercise price of no less than $2.36 per share. To date, we have agreed to issue up to 22,863,170 warrants to real estate owners and agents and have incurred fees of approximately $2.5 million in connection with such agreements. These warrants vest upon the execution of, or the occurrence of events relating to the execution of, access agreements and thus the measurement date for valuing the warrants is the date on which these events occur. On the measurement dates, the fair market value of the warrants is capitalized and amortized over the future periods not to exceed the term of the related access agreements. To date, 4,420,038 warrants have vested at a fair market value of approximately $24.6 million. We also issued 250,000 shares of common stock and 500,000 warrants to one of the real estate owners in exchange for $1.5 million in cash and that owner's agreement to facilitate the execution of property-specific access agreements.


    OTHER INCOME (EXPENSE), NET

    Other income (expense), net consists primarily of net interest expenses associated with our borrowings.

    INCOME TAXES


    Prior to July 1, 1999, each of our predecessor entities was a limited liability company which elected to be treated as a partnership and, as such, all federal and state income taxes were the responsibility of its members. From July 1, 1999 to December 31, 1999, we did not generate any taxable income and, therefore, have not paid any federal income taxes for this period. A full valuation allowance has been recorded on the net deferred tax asset, consisting primarily of net operating loss carryforwards, because of the uncertainty of the realization of the deferred tax asset. As of December 31, 1999, this valuation allowance was approximately $7.7 million. In the future, if we achieve operating profits and the net operating losses have been exhausted or have expired, we will experience tax expense.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998


    REVENUE



    Revenue in 1999 was $3.6 million, which represented an increase of 286%, or $2.7 million, from 1998. The increase in revenue was due to the addition of new customers and the provisioning of new and additional services to our customers.





    DIRECT COSTS OF REVENUE



    Direct costs of revenue were $3.1 million in 1999, which represented an increase of 387%, or $2.5 million, from 1998. The increase in direct costs of revenue was due to the additional buildout of data network access points and our greater volume of voice and data traffic.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


    Selling, general and administrative expenses were $29.4 million in 1999, which represented an increase of 556%, or $24.9 million, from 1998.



    Selling, general administrative expenses, excluding non-cash equity compensation, were $22.8 million in 1999, which represented an increase of 474%, or $18.9 million, from 1998. The increase in selling, general and administrative expenses was due to costs incurred in preparation for the launch of our commercial services on a nationwide basis, including increases in staffing levels, marketing and advertising efforts and legal fees associated with the development of new markets. The remainder of the increase was due to office rent for our new corporate headquarters.



    Non-cash equity compensation was $6.5 million in 1999, which represented an increase of $6.0 million, from 1998. The increase was due to the issuance of options and sale of restricted stock to employees and officers of our company. In future periods, we will continue to record non-cash equity compensation. The compensation will be recorded over the vesting periods of the stock options and restricted stock.



DEPRECIATION AND AMORTIZATION



    Depreciation and amortization was $2.8 million in 1999, which represented an increase of 675%, or $2.5 million, from 1998. This increase was due principally to purchases of equipment to buildout our additional data network access points as we continue to implement our national expansion. We also recorded amortization expense of $505,000 in 1999 in connection with compensation we gave to real estate owners and agents in return for access to buildings. Such compensation is capitalized and then amortized over future periods not to exceed the term of the related access agreements.



OTHER INCOME (EXPENSE), NET



    Other income (expense), net was $(899,000) in 1999, which represented an increase of 128%, or $(505,000), from 1998. This increase was due to the interest expense related to a $6.5 million convertible loan from an affiliate of FrontLine Capital Group and $20.0 million in promissory notes from the private equity investors. The outstanding principal and accrued interest on the $6.5 million convertible note was converted into 5,869,000 shares of Series A preferred stock. The $20.0 million in promissory notes, plus accrued and unpaid interest, were cancelled in exchange for the issuance of Series B, C and D preferred stock.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997


    REVENUE


    Revenue in 1998 was $944,000, which represented an increase of 171%, or $596,000, from 1997. The increase in revenue was due to the addition of revenue from new customers for our communications services which represented $852,000. This amount was offset by a decrease in consulting revenues of $256,000. We do not expect to provide consulting services in the future.





    DIRECT COSTS OF REVENUE



    Direct costs of revenue were $634,000 in 1998, which represented an increase of 354%, or $495,000, from 1997. The increase was due to costs associated with the addition of new customers for our communications services and costs associated with the installation and operation of our network operations center and data network access points.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


    Selling, general and expenses were $4.5 million in 1998, which represented an increase of 261%, or $3.2 million, from 1997.



    Selling, general and administrative expenses, excluding non-cash equity compensation, were $4.0 million in 1998, which represented an increase of 238%, or $2.8 million, from 1997. The increase in selling, general and administrative expenses was due to increases in staffing levels and the expansion of our network operations.



    Non-cash equity compensation was $503,000 in 1998, which represented an increase of $439,000 from 1997. This increase was due to the issuance of options to one of our officers to purchase membership interests in OnSite Ventures, L.L.C., our predecessor limited liability company.


    DEPRECIATION AND AMORTIZATION


    Depreciation and amortization was $366,000 in 1998, which represented an increase of 1,468%, or $343,000, from 1997. The increase was due to the expansion of our network operations.


    OTHER INCOME (EXPENSE), NET


    Other income (expense), net was $(394,000) in 1998, which represented an increase of 515%, or $(330,000), from 1997. This increase was due to the interest expense related to the $6.5 million convertible note issued to an affiliate of FrontLine Capital Group which has been paid off.




QUARTERLY FINANCIAL INFORMATION


    The following table presents our unaudited quarterly statement of operations data for the eight quarters ended December 31, 1999. Selling, general and administrative expenses include non-cash equity compensation of $503,000 for the three months ended September 30, 1998, $4.7 million for the three months ended September 30, 1999 and $1.8 million for the three months ended December 31, 1999. This information has been derived from our unaudited financial statements. In the opinion of management, this unaudited information has been prepared on the same basis as the annual financial statements and includes all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with the financial statements and related notes included elsewhere in the prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                         THREE MONTHS ENDED
                                      -----------------------------------------------------------------------------------------
                                      MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                       1998       1998        1998        1998       1999       1999        1999        1999
                                      --------   --------   ---------   ---------   --------   --------   ---------   ---------
                                                                           (IN THOUSANDS)

Network service revenue.............   $  81      $ 165      $   271     $   354    $   547    $   748    $  1,022    $  1,329
Consulting revenue..................      73         --           --          --         --         --          --          --
                                       -----      -----      -------     -------    -------    -------    --------    --------
      Total revenue.................     154        165          271         354        547        748       1,022       1,329

Operating expenses:
   Direct costs of revenue..........      69        126          179         260        410        562         790       1,328
   Selling, general and
    administrative..................     558        798        1,778       1,344      1,744      3,365      10,546      13,706
   Depreciation and amortization....      51         81          103         131        202        330         713       1,593
                                       -----      -----      -------     -------    -------    -------    --------    --------
      Total operating expenses......     678      1,005        2,060       1,735      2,356      4,257      12,049      16,627
                                       -----      -----      -------     -------    -------    -------    --------    --------
Operating loss......................    (524)      (840)      (1,789)     (1,381)    (1,809)    (3,509)    (11,027)    (15,298)
Other income (expense), net.........     (43)       (60)        (118)       (173)      (281)      (753)         42          93
                                       -----      -----      -------     -------    -------    -------    --------    --------
Net loss............................   $(567)     $(900)     $(1,907)    $(1,554)   $(2,090)   $(4,262)   $(10,985)   $(15,205)
                                       -----      -----      -------     -------    -------    -------    --------    --------
                                       -----      -----      -------     -------    -------    -------    --------    --------


LIQUIDITY AND CAPITAL RESOURCES


    The development and expansion of our business requires significant capital expenditures. From inception through December 31, 1999, we have incurred capital expenditures, including equipment held under capital leases, totaling $22.7 million, primarily related to the construction of in-building broadband networks and the buildout of data network access points.



    To date, we funded our capital expenditures and operating losses through various financings, including:



     a $6.5 million convertible subordinated promissory note having an interest rate of 12% per annum issued to an affiliate of FrontLine Capital Group in February 1998, which was converted into 5,869,000 shares of Series A preferred stock in July 1999;



     a $3.0 million senior secured promissory note having an interest rate of 15% per annum issued to both JAH Realties, L.P. and an affiliate of FrontLine Capital Group in February 1999;



     promissory notes having an interest rate of 12% per annum for an aggregate principal amount of $20.0 million issued to the private equity investors in April 1999. With the proceeds from the $20.0 million in promissory notes, we repaid the $3.0 million senior secured promissory note issued to both JAH Realties and an affiliate of FrontLine Capital Group;


     as part of our reorganization and recapitalization transaction, we entered into a preferred stock purchase agreement with our private equity investors in April 1999. Pursuant to this agreement, we issued an aggregate of 75,461,745 shares of Series B, Series C and Series D preferred stock to our private equity investors in three installments from July to December 1999, for an aggregate consideration of $60.0 million. We issued the first installment of preferred stock to these private equity investors in exchange for the cancellation of the $20.0 million in promissory notes, plus accrued and unpaid interest of approximately $500,000; and

     in July 1999, pursuant to a subscription agreement, we issued 511,620 shares of our common stock to various affiliated parties for an aggregate purchase price of $230,229.


    Upon the completion of this offering, all outstanding shares of our Series A, Series C and Series D preferred stock will automatically convert into shares of our common stock on a one-for-one basis, and all outstanding shares of our Series B preferred stock will automatically convert into shares of our common stock at the initial public offering price.



    Immediately prior to the conversion of the preferred stock into common stock, upon the completion of this offering, dividends on the Series B, C and D preferred stock, totaling approximately $3.2 million, will become due and payable.

    We have operating lease commitments for office space and equipment which expire through July 31, 2010. These operating leases provide for basic annual rents plus escalation charges. Our minimum commitments through the life of these leases amount to approximately $10.7 million.



    In September 1999, we entered into a line of credit, which expires on September 30, 2000, with Ascend Communications, a wholly owned subsidiary of Lucent Technologies, Inc. Under this line of credit, we may borrow $50 million for purchases of equipment from Lucent Technologies. Each draw on the line of credit for a purchase of equipment converts into a new 36 month lease for that equipment. As of December 31, 1999, we had borrowed $2.3 million under this line of credit. As of December 31, 1999, future minimum lease payments under all existing equipment leases, as well as the capital lease with Ascend, are $2.9 million.



    In February 2000, we entered into a non-binding letter of intent with Transamerica Business Credit Corporation for a $10 million line of credit. The availability of the line of credit is subject to the satisfactory completion of business, credit and legal analysis of our company by Transamerica. Under this line of credit, if approved by Transamerica, we would be able to borrow for the purchases of equipment, furniture and fixtures. This line of credit would expire on July 31, 2000, and each draw on the line of credit would convert into a new 36 month lease.



    In February 2000, we entered into a non-binding letter of intent for a $10 million line of credit with Jacom Computer Services, a wholly owned subsidiary of Unicapital Corporation. Under this line of credit, we would be able to borrow for the purchases of equipment and software up to $5.0 million before this offering and up to an additional $5.0 million after this offering. Each draw on the line of credit would convert into a new 36 month lease.



    In February 2000, we entered into a joint venture with Oxford Properties Group Inc., one of Canada's largest commercial real estate and management services companies, to deploy our in-building broadband network in 86 multi-tenant buildings representing approximately 24.4 million square feet of office space in Toronto and five other Canadian cities. The joint venture will operate under the name OxfordOnSite and will initially be owned two-thirds by us and one-third by Oxford. We will manage the joint venture and receive a management fee based on OxfordOnSite's revenue. We have agreed to contribute up to approximately $11.5 million to the joint venture and Oxford has agreed to contribute to the joint venture up to approximately $5.8 million, each over approximately the next 15 months. We have also agreed to issue up to 611,112 shares of our common stock upon the conversion of Oxford's joint venture interest as a result of the exercise of Oxford's put rights or our call rights.



    We have also entered into contracts with our wholesale voice services providers, Internet access providers and data transmission capacity providers. Under some of our contracts, if we fail to meet our minimum volume commitments for national connectivity under these contracts, we will be obligated to pay underutilization charges. In addition, we have committed to pay for approximately $10.6 million of services from our voice and data providers through 2003 under these contracts. We will have to pay these providers even if we do not use their services.



    We currently intend to substantially increase our operating expenses and capital expenditures in an effort to rapidly expand our infrastructure and network services on a nationwide basis. In addition, we intend to develop and integrate our billing and collections, operational support and administrative systems and estimate that modifying or replacing these systems will cost approximately $34 million over the next two years, although actual costs may be higher. During our expansion, we expect that our revenues will not increase at a rate commensurate with these additional operating expenses and capital expenditures, and therefore, we will incur substantial net losses and will have negative cash flow from operating and investing activities.



    To effectively address the next generation of services that our customers may request, we are also incurring costs to deploy fiber-optic cable as part of our in-building broadband networks, although most of this fiber-optic cable is not currently being used. We would incur significant capital expenditures to install fiber-optic equipment to work with our existing fiber-optic cabling if our customers demand capacity that exceeds our copper-based broadband network capacity. We would also experience increased capital funding requirements if we needed to install fiber-optic equipment to fulfill this demand.



    We believe our current capital resources, together with the proceeds of this offering, will be sufficient for our operating and working capital requirements and for the deployment and operation of our networks in targeted markets through approximately the second quarter of 2001. We will need significant additional funds beyond then to complete our nationwide buildout. We expect that the actual amount and timing of our future capital requirements will depend on the demand for our services and on regulatory, technological and competitive developments, including additional market developments and new opportunities, in our industry. We may seek additional financing earlier than 2001 if:


     we accelerate the schedule or expand the scope of our network rollout plan;

     our plans or projections change or prove to be inaccurate;

     we acquire other companies or businesses; or

     market conditions allow us to raise public or privately financed capital on attractive terms.

    We may be unsuccessful in raising sufficient capital at all or on terms that we consider acceptable. If we are unable to obtain adequate funds on acceptable terms, our ability to deploy and operate our networks, fund our expansion or respond to competitive pressures would be significantly impaired. These limitations could hinder our ability to become profitable.




YEAR 2000 READINESS DISCLOSURE



    The year 2000 problem is the potential for system and processing failures of date-related data arising from the use of two digits by computer controlled systems, rather than four digits, to define the applicable year. We completed our year 2000 assessment in 1999 and have not experienced any material year 2000 difficulties to date. We do not expect to incur any material costs related to year 2000. We rely, directly and indirectly, on the systems of business enterprises such as customers, suppliers, utilities, creditors and financial institutions, which could be subject to operational difficulties arising out of year 2000 issues. Any failure on the part of our principal internal systems or other business systems as a result of the year 2000 problem could harm our business, reputation, financial condition or results of operations.

                                    BUSINESS

OUR BUSINESS


    We provide comprehensive communications solutions for small and medium-sized business customers in multi-tenant commercial office buildings. We offer an integrated and scalable suite of data, voice and enhanced services delivered through in-building broadband communications networks that we own and operate. Our offerings include data networking, high speed Internet access, local and long distance voice services, and enhanced services.



    Our facilities-based, building-centric service approach is designed to address the current and evolving communications needs of our customers. This approach consists of developing a customized in-building broadband network that we design, install, own and operate within multi-tenant commercial office buildings and providing focused consultative sales and customer service. We believe that by owning and operating the in-building broadband network, or what we refer to as the first foot of the communications network, we can better control our relationship with our customers. By managing the initial provisioning and ongoing delivery of complete customer care, we alleviate our customer's need to interface with other communications providers. Our in-building broadband network, together with our consultative customer sales and support, enables small and medium-sized businesses to obtain core telephony services bundled with bandwidth-enabled data services, which we believe may not otherwise be available to them on a cost-effective basis.



    To date, we have contracts with real estate owners that will enable us, upon the execution of property-specific access agreements, to offer our services in buildings representing approximately 362 million rentable square feet of commercial office space. We currently have property-specific access agreements for approximately 120 million rentable square feet of commercial office space, with 118 buildings in service representing approximately 26.5 million rentable square feet. We are also developing a nationwide data network and have constructed 10 data network access points to serve 22 metropolitan areas. We intend to offer our services in up to approximately 50 metropolitan areas over the next two to three years.





    We began offering services in the New York metropolitan area in September 1997. Our predecessor company was Veritech Ventures, LLC, a New York limited liability company formed in July 1996. In November 1997, Veritech Ventures contributed substantially all of its assets and liabilities to OnSite Ventures, L.L.C., a Delaware limited liability company. In July 1999, we completed a reorganization and recapitalization transaction in which OnSite Ventures merged into our company. As a result of the merger, all of the membership interests in OnSite Ventures were automatically converted into shares of our common stock.




OUR MARKET OPPORTUNITY


    Small and medium-sized businesses represent a significant portion of the total communications spending in the United States. According to International Data Corporation, there are 7.4 million businesses with under 100 employees in the United States. International Data Corporation estimates that spending on voice and data communications by these customers totaled $53 billion in 1998, and is expected to grow to $83 billion by 2003.



    We believe that small and medium-sized businesses represent an attractive market opportunity that has not been adequately served by incumbent local telephone companies or competitive service providers. We believe that one of the reasons this market segment has been underserved has been the inability of service providers to obtain capital and operating efficiencies similar to those currently attained by servicing large business customers. To achieve such efficiencies, we use broadband technologies to aggregate communication services from small and medium-sized businesses located within multi-tenant commercial office buildings. We believe that the high concentration of target customers within these buildings creates efficiencies for the deployment of our in-building broadband network and the marketing of our services. Since these businesses often lack the scale and resources to hire dedicated in-house communications professionals, we have found that they value the simplified approach of working with a single source provider of integrated communications solutions.

    The U.S. Department of Energy estimates that there are approximately 188,000 commercial buildings in the United States larger than 50,000 square feet. We typically target commercial office buildings with greater than 50,000 rentable square feet and with ten or more tenants whose communications needs we believe are underserved. The principal in-building communications network for the vast majority of these buildings consists of original copper wiring installed by the incumbent local telephone company. We have found that these legacy networks are inadequate for provisioning high quality, high speed data services that are increasingly demanded by small and medium-sized business customers. Accordingly, we believe we are well positioned to fully and cost-effectively address the complete set of data, voice and enhanced services needs of this market segment through our facilities-based, building-centric approach.


OUR STRATEGY


    Our objective is to be the complete communications solutions provider to small and medium-sized business customers in multi-tenant commercial office buildings within our markets. To achieve our objective, we:



     Offer a bundled package of communications services. We offer a complete suite of data, voice and enhanced services to our customers. By offering comprehensive communications services, we believe we can provide a customized suite of services to fit each customer's individual needs. We believe that customers who purchase our bundled services prefer the convenience of a single provider for all services and are therefore less likely to seek other providers.



     Establish lasting relationships with our customers. We deliver responsive, high quality service and customer care on a personalized basis to foster lasting relationships with our customers. We provide tenants with continuous sales and marketing services through our dedicated consultants, whom we refer to as building communications managers. We also provide tenants with operational support and customer service through our customer care representatives and customer service coordinators. We believe that this focused team approach forges close relationships with our customers and promotes increased customer penetration and retention.



     Expect to expand service offerings and create new communications channels. We plan to expand our service offerings to include new broadband applications and Internet-based services. We intend to market and deliver many of these new services to our customers through an enhanced web-based interface that will allow our customers to obtain communications and business services from application service providers as well as local merchants and building-related providers. For that purpose, we plan to customize web portals for individual buildings through which we will provide both value added services for our customers and real estate owners and a marketing and sales channel for our service partners.


     Partner with real estate owners. We will continue to establish mutually beneficial relationships with real estate owners to facilitate our access to buildings and penetration of our target customer base. We often work with real estate owners to develop a joint marketing strategy to reach prospective customers. Partnering with owners of large portfolios of buildings also enables us to expand quickly and efficiently on a nationwide basis. Building owners benefit from these relationships through the addition of a no-cost, value-added technology upgrade to their buildings as well as the opportunity to receive a portion of the communications services revenue generated within their buildings.


     Deploy capital efficient in-building broadband networks. We typically install both copper and fiber-optic cabling in our served buildings, which enables us to address the current needs of our customers while providing for future growth in broadband capacity and increases in service features. Initially, we deploy copper-based digital subscriber line equipment while deferring investments in more expensive fiber-optic switching equipment. We believe our digital subscriber line technology is capable of providing the bandwidth necessary to satisfy our customers' current data needs while requiring significantly less capital investment than immediately activating our fiber-optic infrastructure. We selectively install switching equipment for use with our fiber-optic cabling when a customer in that building has bandwidth needs exceeding the current capabilities of our copper-based infrastructure. By minimizing our initial capital outlay, we broaden our target market opportunity because we can economically serve a wider range of building sizes and pursue more cost-effective customer penetration within buildings.


     Own and control critical network elements. We own the critical in-building broadband network elements of our served buildings, including the copper and fiber-optic cabling and related high speed data communications equipment. We are also developing a nationwide data network that connects our served buildings and allows us to gain the cost and performance advantages of data traffic aggregation, routing redundancy and proactive network monitoring. We believe that owning data network elements, such as switching equipment and application servers, enables us to create a platform for providing highly reliable broadband applications. We believe that these investments increase our control over the data network and enhance our ability to provide faster, more reliable data services.


     Expand our network to other metropolitan areas. We are developing a nationwide data network and have constructed 10 data network access points to serve 22 metropolitan areas. We intend to offer our services in up to 50 metropolitan areas over the next two to three years.


OUR SOLUTION

    Our solution offers a number of advantages to small and medium-sized business customers, including:


     Comprehensive service offerings. We offer scalable solutions designed to meet the complete communications needs of small and medium-sized business customers. Our bundled services are billed in a single invoice for increased customer convenience. Our services include:


      -- data services such as high speed Internet access and data networking;


      -- voice services such as local and long distance, and custom calling features; and


      -- enhanced services such as e-mail, web hosting, virtual private networks and network security.




     Competitively priced services. Efficiencies created by our in-building broadband network and the concentration of target customers within our served buildings allow us to offer bundled services on a cost-effective basis. We offer local voice services at prices that are typically lower than comparable voice services provided by incumbent local telephone companies. We also offer long distance and high speed Internet access at competitive rates and provide additional discounts to customers who purchase bundled services.



     Dedicated building communications managers. We create a local, single point of contact for our customers by assigning a building communications manager to each building to manage the ongoing relationship with each customer. Our building communications managers work with existing and prospective customers to identify solutions for their communications needs. Once these requirements have been identified, the building communications manager works with our operations department to develop and deliver a customized bundle of services targeted to those customers' current and evolving communications needs. We provide on-going incentives for our building communications managers to increase customer penetration and retention.


     Rapid and easy provisioning. Unlike other communications providers who rely on incumbent local telephone companies to complete each customer installation, once we have installed our in-building broadband network, we are typically able to provision services to a new customer on an average of five business days. We connect each customer's voice and local area networks directly to our in-building broadband network so that our customers usually do not need to purchase or install any new equipment. Our in-building broadband network also allows our existing customers to upgrade to higher bandwidth data services or provision new services without dispatch of technical personnel.

     Responsive customer service. We have developed an organizational structure dedicated to being responsive to customer needs and concerns. We maintain a network operations center which permits us to identify and resolve network problems efficiently. We also maintain a toll-free customer service hotline and employ field support technicians who are on call 24 hours a day, 365 days a year.


     Additional enhanced services. We currently provide our customers with enhanced services including web-based e-mail, web hosting, virtual private networking and network security products and services. Through internal development and selective strategic alliances with commerce, content and technology providers, we anticipate offering additional enhanced services in the future. We have designed our in-building and nationwide data networks to be capable of providing high availability, bandwidth-enabled data services such as Internet protocol-based video streaming, information technology outsourcing and business applications hosting.


OUR NETWORK


    We believe our network is designed to address the current data, voice and enhanced services needs of our small and medium-sized business customers in a capital efficient manner while ensuring that feature and bandwidth capabilities exist to provide next generation services. We invest in network facilities when we believe such investment provides competitive cost and performance advantages.





The major elements of our in-building and nationwide network include:


     an in-building broadband network consisting of


      -- a physical point-of-presence in which we own, install and manage high speed data communications equipment and in which we install and manage voice communications equipment provided by our wholesale voice services providers; and



      -- copper and fiber-optic cabling that we configure, install, own and manage in the building's vertical utility shaft, also known as its riser system;



     nationwide data network access points consisting of high speed data switching equipment and application servers that we own and co-locate with national Internet backbone providers;



     data and voice transmission capacity provided through



      -- leased communications capacity connecting our served buildings to our data network access points, each of which are connected to our network operations center for data services; and



      -- our wholesale voice services providers' nationwide network for voice services; and


     a network management system that we own and operate to monitor network and system availability, performance and usage 24 hours a day, 365 days a year.

    IN-BUILDING BROADBAND NETWORK


    Each of our buildings typically has a dedicated 100 square foot locked space that houses data and voice communications equipment. This area serves as our physical point-of-presence within the building and is built to our specifications to include primary power supplies and battery back-up equipment capable of providing up to eight hours of standby power.



    We typically install both copper and fiber-optic cabling in our served buildings, which enables us to address the current communications needs of our customers while providing for future growth in broadband capacity and increases in service features. The cabling extends from a termination block on each floor to the data and voice switching equipment housed in our physical point-of-presence within a building. When a customer in the building initially requests service, our technician extends a connection from the floor termination block to a demarcation point inside the customer's leased office space. For data customers, additional equipment is installed in the customer's premises and connected to their internal local area network.



    For data services, we typically own and install at our physical point-of-presence copper-based digital subscriber line access multiplexer equipment capable of providing high speed Internet and data connections to our customers within a building. We believe our digital subscriber line technology is capable of providing the bandwidth necessary to satisfy our customers' current data needs and requires significantly less capital investment than immediately activating our fiber-optic infrastructure. Our digital subscriber line equipment and copper cabling can provide symmetrical data connections with speeds of up to 1.5 million bits per second today. We expect to provide transmission speeds of up to 6.0 million bits per second within the next twelve months.



    The speed and effectiveness of digital subscriber line technology vary based on the quality of the copper cable and the distance of the end user from the digital subscriber line access multiplexer equipment, which is typically housed in a telephone carrier's central office. By locating data communications equipment in our served buildings, we reduce the distance that our copper cabling infrastructure extends from the farthest end user to the communications equipment in our building point-of-presence. This distance is typically less than 1,000 feet.


    To ensure high quality service, we configure our in-building copper cabling to minimize the potential interference and service degradation that can result from transmitting voice and data signals over a shared medium. In addition, our in-building copper cabling does not have elements such as loading coils or bridged taps, which were commonly used by incumbent local telephone companies to extend the functional reach of copper cable from their central office. Digital subscriber line providers that provision service from an incumbent local telephone company's central office often have to locate and remove loading coils and bridged taps from the copper cable in order to provide service, an expensive and inconvenient process.


    For voice services, we connect our copper cabling infrastructure with remote transmission equipment, also known as voice digital loop carriers, which are owned by our wholesale voice services provider and located at our physical point-of-presence. We are evaluating new technologies which would allow the integration of voice traffic from the existing voice digital loop carrier equipment onto our owned data network equipment. Since this migration would require additional capital expenditures, we continue to evaluate this development as it becomes more efficient and economical for our customers.


    DATA NETWORK ACCESS POINTS


    For our nationwide data network, we connect our in-building broadband network to a regional data network access point. In most markets, we also use a local data network access point to aggregate and direct traffic to a regional data network access point. The regional data network access point consists of application servers, communications traffic routers and data switching equipment to provide connectivity to nationwide Internet service providers. The switching equipment housed in our data network access points can manage asynchronous transfer mode, frame relay and Internet protocol transmissions, all of which are high speed, digital transmission technologies. We generally connect each regional data network access point to multiple Internet service providers to provide redundant Internet connectivity to our network. In each of our regional data network access points, we co-locate application servers that interconnect to other network and application service providers. This approach allows us to provide value-added data applications to our customers with a highly reliable, high speed nationwide network.





DATA AND VOICE TRANSMISSION CONNECTIVITY



    For our data network, we lease the communications capacity that connects the buildings we serve to our data network access points. A data network access point connects to a national

Internet backbone as well as to our network operations center where we manage and monitor our network traffic.


    For our voice network, our wholesale voice services providers are typically responsible for connecting our in-building networks to their external facilities. Currently, our wholesale voice services providers monitor all our voice service elements.



    NETWORK MANAGEMENT SYSTEM

    We have built a network management system that monitors network and systems availability, performance and usage 24 hours a day, 365 days a year. Our network operations center generally allows us to test equipment at each point in our in-building and nationwide data networks.

REAL ESTATE ACCESS


    Prior to deploying our in-building broadband networks, we secure access rights from the real estate owner to install and operate our in-building broadband network within the commercial office building. Our typical license or access agreement has an initial term ranging from five to ten years, with renewal options ranging from five to fifteen years. These agreements also may provide for a marketing arrangement under which the real estate owner recommends our services to existing and prospective tenants.



    Property selection. Our real estate professionals select properties, negotiate access agreements and facilitate relationships with commercial real estate owners nationwide. We focus on national real estate investment trusts, property managers, real estate agents and owners with portfolios of local properties. We also target insurance companies and pension funds that hold commercial real estate. We consider a number of factors in selecting buildings for our services, including building location, building size, number of tenants, tenant mix, revenue opportunity, competition, network access and buildout costs. We typically target buildings with more than 50,000 rentable square feet and ten or more tenants. In addition, we evaluate the presence of any existing communications providers in the building.


    Value to real estate owners. We offer the following value proposition to real estate owners:

     No cost, technology upgrade. We install, at no cost to the real estate owner, an in-building broadband network that becomes an amenity to the building.

     Marketing and leasing amenity. Our services represent a significant marketing and leasing amenity to attract and retain tenants, which we believe increases tenant satisfaction and results in increased occupancy and rental rates.

     Recurring incremental revenue stream. We provide real estate owners with the opportunity to share in the communications services revenues generated within their buildings.

     Building communications manager as an extension of the building staff. We assign to each property a building communications manager who functions as an extension of the building staff and is available to assist with the day-to-day communications requirements of the tenants at no cost to the real estate owner.

    Real estate marketing. We support our business development efforts with local and national advertising, trade show marketing and other marketing support. We believe these efforts will be critical in facilitating the branding of our company among real estate owners, brokers and management and leasing agents and in educating them on the value of our services. The majority of the advertising activities have been and will be focused within real estate trade journals, as well as other local and national publications with sections dedicated to or targeted to the real estate community.

    Real estate agents and property managers. We plan to develop relationships with third party agents or property managers who have influence with real estate owners. These agents and managers are either large national real estate brokerage firms or large national real estate telecommunications management organizations. The terms of these relationships may require us to pay fees or issue equity in our company in return for facilitating contracts with real estate owners. In addition, we sometimes pay referral fees for contracted buildings.


OUR MAJOR REAL ESTATE RELATIONSHIPS



    We have contracts with the following real estate owners that enable us, upon the execution of property-specific access agreements, to offer our services in buildings representing approximately 362 million rentable square feet of commercial office space:



REAL ESTATE OWNER             SQUARE FEET                    PRINCIPAL MARKETS
-----------------             -----------                    -----------------
Angelo, Gordon & Co........        8.2       Dallas, Denver, Indianapolis, Los Angeles, New York
                                             Tri-State Area, Philadelphia, Phoenix and Washington, DC
Childress Klein
  Properties...............        5.4       Atlanta
Cummings Properties........        4.2       Boston
Equity Office Properties...       22.4       Atlanta, Boston, Chicago, Columbus, Dallas, Ft.
                                             Worth, Houston, New York Tri-State Area, Norfolk,
                                             Philadelphia, San Francisco, Washington DC
JMB/Walton Street
  Capital..................       10.6       Boston, Chicago, Cleveland, Houston, Los Angeles,
                                             Minneapolis, Pittsburgh, San Diego, San Francisco,
                                             Seattle, South Florida
Legacy Partners
  Commercial...............        8.0       Denver, Los Angeles, New York Tri-State Area, San
                                             Diego, San Francisco, Washington DC
Lend Lease Real Estate
  Investments, Inc.........       50.0       Atlanta, Charlotte, Chicago, Cincinnati, Columbus,
                                             Dallas, Denver, Indianapolis, Kansas City, Los
                                             Angeles, New York Tri-State Area, Orlando,
                                             Philadelphia, Phoenix, San Diego, San Francisco, St.
                                             Louis, Tampa, Washington DC
Oxford Properties..........       24.4       Calgary, Edmonton, Montreal, Ottawa, Toronto,
                                             Vancouver
Praedium Funds.............        8.1       Chicago, Houston, Indianapolis, Los Angeles, New York
                                             Tri-State Area, Orlando, Philadelphia, Phoenix, San
                                             Diego, St. Louis, South Florida
Prime Group Realty.........        8.5       Chicago
Reckson Associates.........       12.1       New York Tri-State Area
SL Green Realty............       15.0       New York Tri-State Area
Starwood Capital...........        4.5       Boston, Chicago, Los Angeles, New York Tri-State
                                             Area, Phoenix, Washington DC
The Taylor Simpson Group...        8.1       Atlanta, Dallas, Detroit, Minneapolis, New York
                                             Tri-State Area, South Florida, St. Louis
Tishman Speyer
  Properties...............       20.0       Chicago, Indianapolis, Los Angeles, New York
                                             Tri-State Area, Orlando, Washington DC
TMW Real Estate Group......        5.1       Atlanta, Boston, Charlotte, Chicago, Los Angeles,
                                             Orlando, Phoenix, San Diego, Seattle, Washington DC
Tower Realty Management....       20.6       Baltimore, Boston, Chicago, Dallas, Detroit, Los
                                             Angeles, New York Tri-State Area, Philadelphia,
                                             Phoenix, San Francisco, Seattle, South Florida,
                                             Tampa, Washington DC
Transwestern Investment
  Company..................        5.7       Atlanta, Chicago, Denver, Detroit, Houston, Los
                                             Angeles, New York Tri-State Area, Phoenix, San
                                             Antonio, Washington DC
Trizec Hahn................       23.9       Chicago, Detroit, Kansas City, Los Angeles,
                                             Minneapolis, New York Tri-State Area, Pittsburgh, St.
                                             Louis


                                                  (table continued on next page)

(table continued from previous page)


REAL ESTATE OWNER             SQUARE FEET                      PRINCIPAL MARKETS
-----------------             -----------                      -----------------
                             (IN MILLIONS)
The Witkoff Group..........       13.5       Chicago, Dallas, New York Tri-State Area,
                                             Philadelphia
86 owners, each with less
  than 4.0 million rentable
  square feet..............       83.7       Various markets
                                 -----
Total......................      362.0
                                 -----
                                 -----



    Of the total amount of rentable square feet set forth in the table above, we have property-specific access agreements for approximately 120 million rentable square feet of commercial office space, with 118 buildings in service representing approximately 26.5 million rentable square feet. If property-specific access agreements are not executed, we will not be able to offer our services in the applicable buildings.



    In addition, we have relationships with building communications agents and leasing agents, including Cushman & Wakefield, Devnet, Insignia/ESG and US Realtel.







NETWORK DEPLOYMENT PROCESS



    We have assembled a group of communications professionals and construction engineers with experience in riser infrastructures, local and wide area networks and fiber-optics. We believe that our communications and construction capabilities allow us to deploy rapidly and efficiently our in-building broadband networks within the markets we penetrate.



    Standardized in-building broadband network model. Our communications professionals and construction engineers have developed a standardized in-building broadband network model that we can adapt and customize to a particular building. This basic model is designed to:



     achieve optimal service delivery to our customers;



     maximize the technological and cost-efficiency of our combination copper and fiber-optic cabling infrastructure; and



     minimize the space and resources dedicated to supporting our infrastructure and associated electronic equipment.



    Constructing our in-building broadband network. Prior to the commencement of construction of an in-building broadband network, our construction engineers conduct a formal, detailed survey of the building site. Our construction engineers then develop a network design specific to the building based on our standard in-building broadband network methodology. The construction engineers also identify potential contractors from our pool of national and local vendors to install our in-building broadband network. We typically outsource, on a fixed price basis, services from cabling contractors and electrical contractors for installation of the copper and fiber-optic cabling. Our own field technician installs the voice and data communications equipment and coordinates the installation process among our vendors to ensure that installation complies with our design specifications as well as applicable national and local building and industry codes and standards.



    The total construction time for the completion of our in-building broadband network and related equipment is typically between 60 and 90 days for a metropolitan area commercial office building. For an average building under contract with approximately 250,000 rentable square feet, we expect to spend approximately $92,000 for the construction of the vertical copper and fiber-optic infrastructure and the installation of related electronic equipment for data transmission which would typically enable us to provide data and voice services to all tenants in an average building. These construction costs vary considerably with building size, location, complexity of the construction project and other factors. We choose not to invest in voice switching equipment or transmission facilities between our owned network elements.



    Building connections to our customers. Once we have completed the construction and installation of our in-building broadband network and have received an order for service from a customer, our field technicians connect the customer's local area data network or telephone system to our in-building broadband network and install any necessary customer premises equipment. Typically, this connection can be completed on an average of five business days. Once this connection is made, our field technician will help the customer test the network connection to verify that the intended desktop computers or phones are receiving our service.



    Buildout of data network access points. Our data network access equipment is housed in nationwide carrier facilities where multiple Internet service providers co-locate their transmission equipment. These facilities are managed by a collocation provider. We inspect, assemble, test and inventory all data network access equipment prior to installation. We then work with our collocation provider to identify the equipment location and service requirements within the particular collocation facility. The equipment is installed in the collocation facility by us or through a major equipment vendor.



OUR SERVICES



    Our service offerings are designed to improve the business communications capabilities of small and medium-sized business customers and include data, voice and enhanced services. We provide a customized suite of services to fit our customers' individual needs. These services fall into three categories and are summarized as follows:



    Data services. Our data services currently include high speed Internet access, frame relay data networking and other high-speed data transmission services. We currently provide dedicated high speed Internet access in a variety of bandwidth connections with symmetrical speeds of up to 1.5 million bits per second. We expect to provide transmission speeds of up to 6.0 million bits per second within the next twelve months. While some data service providers require a user to dial a phone number and wait while the modem connects to the Internet, our dedicated service is 'always on,' providing instantaneous connection to the Internet and the ability to send and receive data continuously. We selectively install fiber-optic switching equipment for use with our fiber-optic cabling when a customer's current bandwidth needs exceed the existing capabilities of our copper infrastructure.



    Voice services. We offer our customers the complete range of local and long distance voice services that we purchase through our wholesale voice services providers. Our local voice services include:



     standard phone lines with custom line features such as voice mail, call waiting, call forwarding, call return, three way conference calling, extension dialing, call hunting and caller ID; and



     other high-volume dedicated circuit offerings such as T-1 access, which can provide up to 24 voice channels.



    We also offer local number portability, which allows our customers to retain their existing local phone number when switching from their current local telephone provider to our service. We provide a complete range of competitively priced domestic and international long distance services, toll free service, conference calling, calling cards and operator services.



    Enhanced services. We offer enhanced services designed to provide data and Internet solutions for small and medium-sized businesses. These services include:


     web-based e-mail, a hosted service based on a web mail interface that requires no software downloads or configurations;

     web-hosting, a managed data service that provides customers with a web presence;

     virtual private networking, a data networking solution for secure, cost-effective transmission of private Internet protocol traffic through the Internet; and

     network and data security products and services which include corporate firewall, user authentication and data encryption services.

    We intend to increase our service offerings in the future to include value-added business applications including:

     unified messaging services, which allow users to send and receive e-mail, voicemail and faxes through a single interface;

     Internet protocol-based video conferencing;

     e-commerce services, which provide users the ability to sell products and services on the Internet;

     remote file storage and back-up; and


     business software management.



    We have designed our in-building broadband and nationwide data networks to be capable of providing high availability, bandwidth-enabled services. Through internal development and selective strategic alliances with commerce, content and technology providers, we anticipate offering these enhanced services through building-specific web interfaces or web portals.



    In February 2000, we invested $1.0 million in Mi8 Corporation, an application service provider, which provides small and medium-sized businesses with cost-effective access to business-class software and enterprise technology solutions delivered over the Internet. Mi8's initial application services focus on groupware and enterprise applications, and include Microsoft
Outlook/Exchange, IBM/Lotus Notes and GoldMine.



OUR SALES AND MARKETING



    We offer an attractively priced, comprehensive suite of data, voice and enhanced services utilizing a consultative sales approach. We use our relationship with real estate owners, building management and leasing representatives to market our services directly to the tenants in properties. A key to our strategy is our building communications manager, who acts as the building's communications consultant and is responsible for developing and maintaining relationships with the tenants within the building. By targeting buildings with a high concentration of potential customers, we are able to increase the effectiveness of our sales and marketing efforts.



    Building sales and marketing approach. Prior to the completion of our in-building broadband network, the building communications manager works with the real estate owner or managing or leasing agents to develop a database of the tenants and profiles of their businesses and potential communications needs. The building representative then typically sends a survey and a letter introducing the building communications manager to each tenant. We also use lobby signage, direct mail and other promotional events to create awareness of our brand and services among the tenants of the building. Shortly after completion of the in-building broadband network, we typically schedule a kick-off lobby event led by the building communications manager to provide tenants with the opportunity to meet our employees and familiarize themselves with our services. The building communications manager then follows up with direct consultative sales efforts supported by on-going promotions which may include installation fee waivers or discounts.


    Building communications managers. We recruit our building communications managers from the communications industry and provide them with ongoing, in-house training on our broad range of service offerings. Building communications managers are compensated with a base salary and a commission plan structured to encourage increased building penetration and customer retention within their assigned buildings. While many communications companies pay their sales personnel a large, one-time percentage of a sales commission shortly after a sale, our building communications managers receive a smaller up-front sales commission but have the opportunity for larger commissions paid over the life of the customer relationship. We anticipate that this commission structure will not only forge stronger customer relationships but will also reduce turnover of our building communications managers.


    Organizational structure. Each building communications manager is typically responsible for several buildings, depending on the size of the building and the building's market demographics. In larger markets, we will have a team of four to six building communications managers led by a team leader, who will in turn report to the sales director for a given market. In smaller markets, the building communications manager will report directly to the sales director. The sales director will report to the general manager for the particular market. The general manager has full sales and marketing responsibility for the given market.


    Sales and marketing support. We support our building communications managers with sales engineering and account administrative support. Our sales engineers can provide additional technical sales support for data and enhanced services as needed by our customers. In addition, we have a centralized marketing team responsible for developing, promoting and branding our services. The marketing team is also responsible for ensuring that our services remain competitive with the marketplace by continually monitoring the competitive landscape on a market-by-market basis. The team monitors changes in service offerings, competition and price variations. We supplement our sales and marketing operations through our website located at www.onsiteaccess.com.

OUR CUSTOMER CARE

    We have established an organizational structure dedicated to being highly responsive to customer needs and concerns.

     Rapid and easy provisioning. Unlike other providers of voice and bandwidth-enabled data services who rely on incumbent local telephone companies to complete each customer installation, once we have installed our in-building broadband network, we are able to independently provision a new customer in that building on an average of five business days.

     Network management. We monitor our network 24 hours a day, 365 days a year, from our network operations center. Our network management system permits us to identify and resolve network problems quickly. The network operations center maintains visibility into each element of our network, allowing us to provide reliable service and efficient customer installation, as well as rapid response to customer inquiries. Currently, all voice service network elements are monitored by our voice services providers who have procedures in place to notify our network operations center when there is a problem with a voice connection or network element.


     Customer service hotline. We operate a toll-free customer service hotline that operates 24 hours a day, 365 days a year, to address customer needs and concerns.



     Field support. We have field technicians in each market who are on call 24 hours a day, 365 days a year. These technicians provide on-premises field installation, troubleshooting, equipment repair and other customer support functions.


     Billing and back-office support. We currently issue customers' bills on a monthly basis with a single bill for all services. Our customer service center handles billing inquiries. We are in the process of implementing a new billing system from Daleen Technologies that will enable us to continue to provide a single integrated bill for all services used by a customer as well as provide discounts to purchasers of bundled services. We also plan to offer a web-based billing interface for customer convenience. In addition, we are selecting and implementing a new operations support system which will increase the speed and efficiency of our order provisioning and customer care.

COMPETITION


    The market for data and voice services for small and medium-sized businesses is extremely competitive. We face competition on price and quality of service from traditional and new communications companies with longer operating histories, more established customer relationships, greater financial, technical and marketing resources, larger customer bases and greater brand or name recognition than we have. These competitors include:


     in-building competitors;

     incumbent local telephone companies;

     long distance companies; and

     Internet, digital subscriber line and cable modem service providers.

    Furthermore, the numerous companies that may seek to enter our niche may expose us to severe price competition for our services or for securing building access rights. Our competitors may also be able to respond more quickly to technological developments and changes in customers' needs. Any of these factors may limit our ability to compete effectively and could harm our business, results of operations and ability to grow. See 'Risk Factors -- Risks Related to Our Business -- The communications industry is highly competitive, and we may not be able to compete effectively.'

GOVERNMENT REGULATION


    Telecommunications services, including local and long distance telephone services, are subject to regulation at both the federal and state levels. The FCC regulates interstate services, and state public utilities commissions regulate intrastate communications services, including local service. The FCC has preempted state regulation of, but does not directly regulate, enhanced services involving more than pure transmission of customer-provided information, including Internet access services.



    We are in the process of applying for authority from various state regulatory commissions to provide voice telephone service. To date, we have received authorization from the FCC for international services, and from New York, Connecticut, California, the District of Columbia, Illinois and Massachusetts for local and in-state long distance services. We do not expect to encounter substantial legal barriers to entry into regulated communications services. We also do not expect to face regulatory restrictions on the pricing or terms of any regulated communications service offerings we might choose to offer that would have a material adverse effect on our business. Changes in the regulatory environment, however, could lead to more intrusive regulation of our service offerings and prices that could have a material adverse effect on our business.


    Building access. Under current FCC regulations, commercial real estate owners have the right to control wiring within their premises, beyond the demarcation point at which telecommunications carriers terminate their facilities. The demarcation point is typically at a minimum point of entry to the building, such as the basement. In some older buildings, demarcation points may be located in each tenant's office, but the real estate owner may demand that the carrier establish a new demarcation point at the minimum point of entry. These rules allow the real estate owner to install and maintain its own inside wire, or to contract with companies such as us to maintain wiring on its behalf.

    Currently, there is no national legal requirement that owners or managers of commercial office buildings give access to competitive providers of communications services, but such laws and regulations have been adopted in several states. For example, state laws in Connecticut and Texas generally require commercial real estate owners to provide nondiscriminatory access to communications carriers who have customers within a building, and limit what the real estate owner may charge for such access. These laws require that such carriers be permitted to install their own inside wiring, and there is no requirement that real estate owners allow these carriers to use existing inside wiring.

    Nationwide laws and regulations concerning building access have been proposed in the past and may be adopted in the future. On June 10, 1999, the FCC announced it was considering adopting rules on a number of issues related to riser access in multiple tenant environments, and requested comments on the issues, including the following:

     the FCC's tentative conclusion that utilities must allow communications and cable service providers access to rooftop and other rights-of-way and riser conduit in multiple tenant environments on just, reasonable and nondiscriminatory rates, terms and conditions;

     whether incumbent phone companies should make available unbundled access to riser cable and wiring within multiple tenant environments; and whether real estate owners offering access to any communications provider should be required to make comparable access available to all such providers on a nondiscriminatory basis, and whether the FCC has the authority to impose such a requirement.


We cannot predict the outcome of the FCC's proceeding or of any legislation that may be enacted into law. If these initiatives are adopted, they could potentially reduce the value of our building access agreements with real estate owners, harm our business and expose us to increased competition. The actual effects, however, would depend on the terms of any new regulations or legislation.


    Telecommunications Act of 1996. The Telecommunications Act eliminates many of the pre-existing legal barriers to competition in communications businesses. The Telecommunications Act also preempts many of the state barriers to local telephone service competition that previously existed in state and local laws and regulations and sets basic standards for relationships between communications providers.


    The Telecommunications Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition and by requiring incumbent local telephone companies, including the Bell operating companies divested by AT&T in 1984, to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless communications providers and long distance companies. In addition, the Telecommunications Act provides relief from the earnings restrictions and price controls that had governed the local telephone business for many years. The Telecommunications Act will also, once certain thresholds are met, allow the Bell operating companies to enter the long distance market within their own local service regions.


    Regulations promulgated by the FCC under the Telecommunications Act require incumbent telephone companies to open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and collocation facilities within central offices. Although we currently do not contract directly with such companies for these services, we purchase network services from vendors who have exercised these rights and thereby can offer us competitive prices.


    Numerous parties appealed various aspects of the FCC's regulations under the Telecommunications Act, and implementation of several provisions of the rules was delayed while the courts considered these appeals. On January 25, 1999, the Supreme Court issued an opinion confirming the FCC's authority to issue regulations implementing the pricing and other provisions of the Telecommunications Act and reinstating most of the challenged rules. However, the Supreme Court vacated a key FCC rule identifying the network elements that incumbent local telephone companies are required to unbundle. In response to the Supreme Court's decision, the FCC revised its rules on November 5, 1999, largely reaffirming and in some respects extending the obligation of incumbent local telephone companies to offer elements of their networks to competitors at cost-based rates. We expect that this decision will be subject to further court proceedings. On December 9, 1999, the FCC ordered incumbent local telephone companies to offer line sharing arrangements that will permit competing carriers to offer digital subscriber line services over the same copper loop facilities used by the incumbent local telephone company to provide voice telephone service. The prices for these arrangements will be determined by state utility commissions. If these prices are set at low levels, it could allow our competitors to offer low-cost alternatives to our services and put downward pressure on our prices for Internet access and other data services. Future regulatory proceedings and court appeals may create delay and uncertainty in effectuating the interconnection and local competition provisions of the Telecommunications Act, and could affect the availability and pricing of the network services we purchase.



    The Telecommunications Act establishes conditions that must be satisfied before Bell operating companies are allowed to offer long distance service to customers within their local service regions. These conditions include 14 checklist requirements designed to open the Bell operating company networks to competitors. Bell Atlantic currently has an application pending before the FCC for authority to offer long distance service in New York State, one of its most important markets.

Although, no Bell operating company has yet received FCC authorization to provide in-region long distance service, it is possible that the FCC may approve Bell Atlantic's pending application and/or future applications by other companies. When this happens, we anticipate that the Bell operating companies will intensify their efforts to compete against our service offerings.



    Other regulatory issues. The data services business, including Internet access, is largely unregulated at this time apart from federal, state, and local laws and regulations applicable to businesses in general. However, this business may become subject to regulatory restraints in the future. Some federal, state and local governments are considering a number of legislative and regulatory proposals with respect to Internet user privacy, infringement, pricing, quality of products and services and intellectual property ownership. We are also unsure how existing laws will be applied to the Internet in areas such as property ownership, copyright, trademark, trade secret, obscenity and defamation. Additionally, some jurisdictions have sought to impose taxes and other burdens on providers of data services, and to regulate content provided via the Internet and other information services. We expect that proposals of this nature will continue to be debated in Congress and state legislatures in the future. The adoption of new laws or the adaptation of existing laws to the Internet may decrease the use of the Internet, which could in turn have a material adverse effect on our Internet business.


    The wiring and other facilities we install in buildings are subject to numerous local regulations such as building and electrical codes, licensing requirements and construction requirements. These regulations vary on a city-by-city and county-by-county basis. At present, we have no plans to own any transmission facilities outside of the buildings we serve, such as fiber-optic cables or radio links to other buildings, but if we decide to do so in the future then we will have to comply with a variety of additional laws, rules and regulations governing access to public rights-of-way, in the case of cable facilities, and FCC licensing of the radio spectrum, in the case of radio facilities.

EMPLOYEES


    To date, we have 229 full-time employees, excluding temporary personnel and consultants. None of our employees is represented by a labor union, and we generally consider relations with our employees to be satisfactory.


PROPERTIES


    Our corporate headquarters consists of approximately 43,000 rentable square feet located in New York City, which we occupy under a lease that expires in July 2010. We maintain a network operations center at another location in New York City while construction of our new network operations center is in progress at our corporate headquarters. We also lease space for sales offices and network equipment installations in a number of other locations throughout the United States.


LEGAL PROCEEDINGS


    We are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


    The following table sets forth information regarding our executive officers, directors and other senior management personnel:



NAME                            AGE                         POSITION
----                            ---                         --------
EXECUTIVE OFFICERS AND DIRECTORS
    Howard E. Taylor..........  49    Chairman of the Board and Chief Executive Officer
    Scott M. Jarus............  43    President and Chief Operating Officer
    Kenneth J. Hall...........  41    Executive Vice President and Chief Financial Officer
    Sharon K. Kelly...........  50    Executive Vice President and Chief Marketing Officer
    Richard J. Miller.........  41    Executive Vice President, Business Development
    W. Montgomery Cerf........  43    Director
    William P. Collatos.......  45    Director
    Steven F. Foster..........  37    Director
    Jeffrey D. Neumann........  37    Director
    Scott H. Rechler..........  32    Director

OTHER SENIOR MANAGEMENT
    Daren W. Hornig...........  32    Executive Vice President, Market Development
                                      Executive Vice President and Chief Technology
    Brandon R. Knicely........  37    Officer
    Brian M. Benz.............  38    Senior Vice President, Finance
    Jack Moses................  48    Senior Vice President, Human Resources
    Waiman Lee................  47    Vice President, Information Services
    Louis E. Martinez.........  31    Vice President, Operations
    Joan E. Mazzu.............  33    Vice President, National Market Development


HOWARD E. TAYLOR has been our Chairman and Chief Executive Officer and a director since July 1999. From September 1997 to July 1999, he was the President and Chief Operating Officer of WinStar Broadband Services, a provider of business-to-business telecommunications services. From November 1994 to September 1997, Mr. Taylor served as the President of Custom Business Group for Southern New England Telephone. From September 1990 to November 1994, he was the Vice President, Marketing, Multinational Accounts for MCI Communications.

SCOTT M. JARUS has been our President and Chief Operating Officer since June 1998. Prior to joining our company, Mr. Jarus served as Senior Vice President of Operations at RCN Telecom, a full-service communications provider to the residential market, from August 1997 to June 1998. From December 1994 to May 1997, Mr. Jarus was co-founder and Vice President of Multimedia Medical Systems, a provider of high-end multimedia applications to the healthcare industry. From July 1985 to October 1994, Mr. Jarus served as Vice President of Operations and in other senior management positions at Metromedia Communications Corporation, a domestic and international carrier of voice and data services.

KENNETH J. HALL has been our Executive Vice President and Chief Financial Officer since July 1999. From April 1997 to December 1998, Mr. Hall served as Senior Vice President, Chief Financial Officer and Treasurer of Icon CMT Corp., an Internet service provider and web-centric consulting firm. In December 1998, upon Qwest Communications International, Inc.'s acquisition of Icon, Mr. Hall served as Senior Vice President of Finance and Operations and Chief Financial Officer of Qwest Internet Solutions Inc., a wholly owned subsidiary of Qwest, until April 1999. From February 1996 to March 1997, he was the Chief Financial Officer of Global DirectMail Corp, an international direct marketer of computer products and office supplies. Prior to such time, Mr. Hall was employed by National Football League Properties, Inc. as Vice President of Finance and Administration and Chief Financial Officer from 1992 to 1995 and Director of Finance from 1990 to 1991. Mr. Hall's experience also includes management positions with Price Waterhouse L.L.P. and Coopers and Lybrand L.L.C.

SHARON K. KELLY has been our Executive Vice President and Chief Marketing Officer since September 1999. From April 1998 to September 1999, Ms. Kelly was Senior Vice President, Business Operations for WinStar Broadband Services. From December 1994 to April 1998, Ms. Kelly was Vice President, Marketing & Data Sales for Southern New England Telephone. Ms. Kelly was the Principal of Sharon Kelly & Associates, a strategic sales and marketing consulting firm from October 1991 to December 1994. From July 1987 to September 1991, Ms. Kelly was Vice President/Group Director for Citicorp/Quotron Systems in their information services division.

RICHARD J. MILLER has been our Executive Vice President, Business Development since June 1999. From April 1996 to June 1999, Mr. Miller was a Senior Vice President at GE Equity, a division of GE Capital, which invested in the Internet, healthcare, retail and broadcasting industries. From October 1994 to March 1996, Mr. Miller was a principal in Avatar Capital Partners, a consulting and investment company. From July 1988 to September 1994, Mr. Miller was a general partner in RFE Investment Partners, a venture capital fund. Mr. Miller has also served with Ernst & Young as a tax manager and is a certified public accountant.

W. MONTGOMERY CERF has been a director since July 1999. He is a Managing Director of J.P. Morgan Capital Corporation, a subsidiary of J.P. Morgan & Co., which he joined in 1983. Mr. Cerf also serves as a director of NewSouth Communications and is a member of the valuation committee for TL Ventures, III and IV.


WILLIAM P. COLLATOS has been a director since January 2000. He is a general partner of Spectrum Equity Investors, L.P., a private investment firm which manages $1.0 billion of equity capital for investments in telecommunications, information, media and communications companies. Prior to co-founding Spectrum in 1994, Mr. Collatos was a founding general partner of Media/Communications Partners and a general partner of TA Associates. Mr. Collatos currently serves on the boards of Galaxy Telecom, Inc., TSR Paging, Inc., Golden Sky Systems Inc. and ITXC Inc.



STEVEN F. FOSTER has been a director since September 1999. Mr. Foster has been a Partner at Crosspoint Venture Partners since February 1998. From November 1995 to January 1998, Mr. Foster was Director, Business Development at 3Com Corporation. From January 1992 to October 1995, Mr. Foster held a similar position at Hewlett Packard.



JEFFREY D. NEUMANN has been a director since July 1999. He is Executive Vice President and Chief Investment Officer of FrontLine Capital Group, which he joined in March 1998. From April 1996 to February 1998, Mr. Neumann was a vice president at GE Equity, a division of GE Capital. Previously, Mr. Neumann served as the President of Modern Healthcare Resources from 1990 to 1996. Mr. Neumann is also a director of VANTAS Incorporated, eSourceOne, Inc., CommerceInc Corporation and Realty Tracking Services, Inc.



SCOTT H. RECHLER has been a director since July 1999. He is the President, Chief Executive Officer and a director of FrontLine Capital Group. Mr. Rechler is also the Co-Chief Executive Officer, President and a director of Reckson Associates Realty Corp. Mr. Rechler has been employed at Reckson Associates Realty Corp. since 1989. Mr. Rechler is also a director of VANTAS Incorporated, eSourceOne, Inc. and Keystone Property Trust.


DAREN W. HORNIG has been our Executive Vice President, Market Development since January 1997. He was also a co-founder of our company. From May 1996 to December 1996, Mr. Hornig was Managing Director, Business Development for Globix Corporation, an Internet service provider. From May 1994 to May 1996,
Mr. Hornig was Associate Director of Real Estate in the New York Tri-State area for Galbreath Company, a nationwide professional real estate concern. From March 1991 to May 1994, Mr. Hornig was an associate with Newmark & Company Real Estate, Inc.

BRANDON R. KNICELY has been our Executive Vice President and Chief Technology Officer since August 1997. From May 1994 to August 1997, Mr. Knicely was a principal with Networked Systems & Consulting Group, a consulting firm focused on the design and performance of large internetworks. From 1993 to 1994, he worked as a Director of Youth and Media Programs for the Church of Christ. From 1985 to 1993, Mr. Knicely worked as a communications specialist in the Sales and Marketing division of IBM Corporation.

BRIAN M. BENZ has been our Senior Vice President, Finance since July 1999. Prior to that time, Mr. Benz was our Chief Financial Officer from January 1998 to July 1999. Mr. Benz was Chief Financial Officer, Secretary at Yoyodyne Entertainment, an Internet promotions and direct marketing service from December 1996 to December 1997. From January 1994 to December 1996, Mr. Benz was Chief Financial Officer, Secretary for Physicians' Online. Prior to that time, Mr. Benz was an investment banker with Merrill Lynch Interfunding, a leveraged buyout fund and an accountant with Touche Ross & Co. Mr. Benz is a certified public accountant.


JACK MOSES has been our Senior Vice President, Human Resources since January 2000. From September 1999 to January 2000, Mr. Moses served as Partner, Human Resources for USWEB/CKS. From March 1998 to December 1998, Mr. Moses served as Vice President, Human Resources for Icon CMT Corp. Upon the acquisition of Icon by Qwest Communications International, Inc., Mr. Moses served as a Regional Vice President, Human Resources from December 1998 until August 1999. From October 1996 to March 1998, Mr. Moses served as Vice President of Human Resources at The Swatch Group, North America. Mr. Moses served as the Vice President of Human Resources from September 1991 until September 1996 and as the Director of Human Resources from June 1990 to September 1991 at Dawson Home Fashions, Inc., a wholly owned subsidary of Dawson International, PLC.


WAIMAN LEE has been our Vice President of Information Services since November 1999. Prior to joining our company, Mr. Lee served as Vice President of Information Technology at RCN Telecom, from September 1997 to November 1999. From April 1984 to August 1997, Mr. Lee served as Senior Director of Information Technology and in other management positions within the Information Technology department at MobileMedia Communications Corporation, a provider of paging and wireless communications products and services.

LOUIS E. MARTINEZ has been our Vice President, Operations since June 1998. From January 1996 to June 1998, Mr. Martinez was Director of Network Operations at IDT Corporation, an international telecommunications company. From January 1995 to January 1996, Mr. Martinez was the Director, Corporate Internet Sales at IDT. Prior to such time, Mr. Martinez was employed by B.C. Textiles as Operations Manager from March 1993 to January 1995.

JOAN E. MAZZU has been our Vice President, National Market Development since November 1999. She was our General Manager from May 1999 to October 1999.
Ms. Mazzu served as Vice President, General Manager at Kastle Systems, a full-service provider of electronic security services to the national real estate market from September 1994 to May 1999. From April 1992 to August 1994, Ms. Mazzu was Vice President of Operations for Kastle Systems.





BOARD OF DIRECTORS


    Our board of directors is currently composed of six directors. Shortly after completion of this offering, we will increase the number of members of our board of directors so that we may include three independent directors. We intend to amend our certificate of incorporation to divide the board of directors into three classes: Class I, whose terms will expire at the annual meeting of stockholders to be held in 2001, Class II, whose terms will expire at the annual meeting of stockholders to be held in 2002, and Class III, whose terms will expire at the annual meeting of stockholders to be held in 2003. At each annual meeting of stockholders beginning in 2001, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.


    In addition, our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

COMMITTEES OF THE BOARD OF DIRECTORS


    Our committees consist of an audit committee, a funding committee and a compensation committee. The audit committee recommends the annual appointment of our auditors with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, accounting principles we use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. The audit committee is composed of Messrs. Cerf and Neumann. The funding committee determines when all drawdowns under financing arrangements will be made and recommends other financings to the board of directors. The funding committee is composed of Messrs. Neumann and Taylor. The compensation committee reviews and approves the compensation and benefits for our key executive officers, administers our employee benefit plans and makes recommendations to the board of directors regarding grants of stock options and other incentive compensation arrangements. Our compensation committee is composed of Messrs. Cerf, Foster and Taylor.


COMPENSATION OF DIRECTORS

    Directors who are also our employees receive no additional compensation for their services as directors. Directors who are not our employees will not receive a fee for attendance in person at meetings of our board of directors or committees of our board of directors, but they will be reimbursed for travel expenses and other out-of-pocket costs incurred in connection with attending meetings.

EXECUTIVE OFFICERS

    Our board of directors appoints our executive officers. Our executive officers serve at the discretion of our board of directors.

EMPLOYMENT, SEVERANCE AND NON-COMPETITION AGREEMENTS


    In June 1999 we entered into employment agreements with Messrs. Taylor and Miller, and in January, July, October, and November 1999 we entered into employment agreements with Messrs. Hornig, Hall, Jarus, and Knicely, respectively. The agreements provide for Mr. Taylor to serve as our Chief Executive Officer, Mr. Jarus to serve as our President and Chief Operating Officer, Mr. Hall to serve as our Executive Vice President and Chief Financial Officer, Mr. Miller to serve as our Executive Vice President, Business Development, Mr. Hornig to serve as our Executive Vice President, Market Development and Mr. Knicely to serve as our Chief Technology Officer at an annual base salary of $355,000, $270,000, $260,000, $200,000, $200,000 and
$160,000, respectively. Messrs. Taylor, Jarus, Hall, Miller, Hornig and Knicely are each eligible to receive a bonus based upon a combination of their individual and our overall performance.



    To compensate Mr. Taylor for the possible forfeiture of certain options held by him to acquire shares of WinStar Communications, an affiliate of his former employer, we extended him a three year loan in the principal amount of $2.0 million. We will forgive one third of the loan on each the first three anniversaries of Mr. Taylor's employment if he is then employed by us. We will gross-up Mr. Taylor for any income taxes incurred with such forgiveness. Should we terminate Mr. Taylor's employment without cause, the remaining balance of the loan will be forgiven. If Mr. Taylor's WinStar stock options are not forfeited, Mr. Taylor will repay the loan in an amount up to the net after tax proceeds he would have retained had he exercised the options and sold the underlying stock on the date they were otherwise scheduled to vest.



    If Messrs. Taylor's or Hall's employment is terminated without cause during the first year of their employment, they will be entitled to severance equal to one year of base salary, and in addition, Mr. Hall will also be eligible to receive his applicable bonus. If Messrs. Taylor's or Hall's employment is terminated without cause anytime thereafter, they will be entitled to severance equal to six months of their base salary, and in addition, Mr. Hall will be entitled to an amount equal to his bonus for the last fiscal year, six months of additional vesting of restricted stock and up to one year of benefits.
Mr. Hall's severance payment will be a minimum of $195,000. If Mr. Jarus' or Mr. Knicely's employment is terminated without cause they will be entitled to severance equal to six months of base salary, six months of additional vesting of restricted stock and up to six months of benefits. Mr. Hornig's employment agreement provides for a term of three years. If Mr. Hornig is terminated without cause he is entitled to receive severance equal to his base salary until the earlier of January 1, 2002 or one year from termination. If Messrs. Taylor, Hall or Jarus are terminated within one year of a change in control of our company, they will be entitled to severance equal to two times their base salary and all of the restricted stock will immediately vest. In addition, Messrs. Jarus and Hall will be entitled to receive an amount equal to two times their bonus for the last fiscal year and one year of benefits. If Mr. Miller is terminated during the first twelve months of Mr. Taylor's employment with our company as an executive officer for any reason other than death or disability, an additional 222,500 of his restricted shares will vest.



EXECUTIVE COMPENSATION



    The table below summarizes information concerning the compensation paid by us during 1999 to our current chief executive officer, one individual who served as our chief executive officer during 1999, and our four other most highly compensated executive officers, all of whom are collectively defined as the 'named executive officers':



    SUMMARY COMPENSATION TABLE



                                      ANNUAL COMPENSATION      LONG TERM COMPENSATION
                                      -------------------   ----------------------------    ALL OTHER
NAME AND PRINCIPAL POSITION            SALARY     BONUS     RESTRICTED STOCK AWARD(S)(1)   COMPENSATION
---------------------------            ------     -----     ----------------------------   ------------
Howard E. Taylor ...................  $184,327   $292,884(2)         $7,740,000
  Chairman of the Board and Chief
  Executive Officer(3)
Scott M. Jarus .....................   222,952    111,029             2,902,500
  President and Chief Operating
  Officer(4)
Kenneth J. Hall ....................   114,333     57,699             2,515,500
  Executive Vice President and Chief
  Financial Officer(5)
Richard J. Miller ..................   102,308     61,233(6)          1,722,150
  Executive Vice President, Business
  Development(7)
Daren W. Hornig ....................   200,000    100,000               748,446              $11,240(8)
  Executive Vice President,
  Market Development
Brandon R. Knicely .................   160,000     67,200             1,064,250
  Executive Vice President and Chief
  Technology Officer


---------


(1) In 1999, the named executive officers were granted rights to purchase shares of restricted common stock which expired three months after the date of the grant. All of the named executive officers exercised their rights in 1999 and purchased the following number of shares of restricted stock:
    Mr. Taylor, 2,000,000 shares; Mr. Jarus, 750,000 shares; Mr. Hall, 650,000 shares; Mr. Miller, 445,000 shares; Mr. Hornig, 193,397 shares; and
    Mr. Knicely, 275,000 shares. The value of those shares of restricted stock on the date of purchase are set forth above, and the value of those shares as of December 31, 1999 was as follows: Mr. Taylor, $13,680,000; Mr. Jarus, $5,130,000; Mr. Hall, $4,446,000; Mr. Miller, $3,043,800; Mr. Hornig,
    $1,322,835; and Mr. Knicely, $1,881,000. We loaned the following amounts to the named executive officers at an annual interest rate of 5.82% to enable them to purchase the restricted stock: Mr. Taylor, $898,000; Mr. Jarus, $336,750, Mr. Hall, $291,850; Mr. Miller, $199,805; Mr. Hornig, $86,835; and
    Mr. Knicely, $123,475. These loans were extended on a full recourse basis, which means that in the event of a default by these individuals, we may seek payment directly from these individuals. For more information concerning these loans, see 'Certain Transactions -- Relationships with Management and Executive Officers.'

                                              (footnotes continued on next page)

(footnotes continued from previous page)


    One-eighth of Messrs. Taylor, Jarus, Hall, Miller, Hornig and Knicely's shares vest six months after each commenced his employment with us, and 1/48th of such shares continue to vest each month thereafter, provided that they are still employed by us.



(2) Includes a $200,000 signing bonus for Mr. Taylor.





(3) Mr. Taylor commenced his employment in July 1999.





(4) Mr. Jarus acted as our Chief Executive Officer until July 1999.





(5) Mr. Hall commenced his employment in July 1999.





(6) Includes a $10,000 signing bonus for Mr. Miller.





(7) Mr. Miller commenced his employment in June 1999.





(8) Represents reimbursement of legal expenses to Mr. Hornig.



    OPTION GRANTS IN FISCAL 1999



    The following table sets forth information regarding stock options granted during 1999 to each of the named executive officers.



                                                 INDIVIDUAL GRANTS
                        -------------------------------------------------------------------
                                     PERCENT OF
                                       TOTAL                                                  POTENTIAL REALIZABLE VALUE AT
                        NUMBER OF     OPTIONS                                                 ASSUMED ANNUAL RATES OF STOCK
                        SECURITIES   GRANTED TO                  FAIR MARKET                  PRICE APPRECIATION FOR OPTION
                        UNDERLYING   EMPLOYEES    EXERCISE OR   VALUE PRICE ON                            TERM
                         OPTIONS     IN FISCAL    BASE PRICE    DATE OF GRANT    EXPIRATION   -----------------------------
NAME                     GRANTED        1999      (PER SHARE)    (PER SHARE)        DATE         0%         5%        10%
----                    ----------   ----------   -----------   --------------   ----------   --------   --------   -------
Brandon R. Knicely...     25,000       1.0%          $4.00          $6.33         11/30/09    $58,250    $157,750   $310,250



    The options become exercisable in equal monthly installments beginning on the date the named executive officer began employment with us and continuing for four years thereafter.



    AGGREGATE OPTION EXERCISES IN FISCAL 1999 AND FISCAL YEAR-END OPTION VALUES



    The following table sets forth information concerning the value of unexercised in-the-money options held by the named executive officer as of December 31, 1999.



    There was no public trading market for the common stock at December 31, 1999. Accordingly, the values of exercisable and unexercisable in-the-money options have been calculated on the basis of the fair market value of our common stock at December 31, 1999 ($6.84 per share) as determined by our board of directors, less the applicable exercise price per share multiplied by the number of shares underlying the options.



                                                         NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                        UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                               SHARES                 OPTIONS AT FISCAL YEAR-END        AT FISCAL YEAR-END
                             ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                         EXERCISE(1)   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                         -----------   --------   -----------   -------------   -----------   -------------
Brandon R. Knicely.........     --           --         15,104          9,896         $42,895        $28,303




    The options were granted to the named executive officer at an exercise price of $4.00 per share.



ONSITE ACCESS, INC. 1999 STOCK PLAN



    We adopted the OnSite Access, Inc. 1999 stock plan on June 30, 1999. The 1999 stock plan provides for the granting of incentive stock options to our employees and nonqualified stock options and stock purchase rights to our employees, directors and consultants.

    The following is a summary description of the 1999 stock plan. This summary description is qualified in its entirety by the plan which is filed as an exhibit to this registration statement, of which this prospectus is a part.



    OVERVIEW



    The 1999 stock plan provides our employees, directors and consultants with an opportunity to purchase shares of our common stock. The purpose of the plan is to attract and retain the best available personnel and to incentivize them to promote the success of our business.



    ADMINISTRATION



    The 1999 stock plan will be administered by the administrator, which will be either the board of directors or a committee appointed by the board.



    Generally, the administrator:



     will select those persons to whom options and stock purchase rights will be granted, and will determine the terms and conditions of options and stock purchase rights, including the purchase price per share and the vesting provisions.



    ELIGIBLE INDIVIDUALS



    Any of our current or future employees, directors or consultants will be eligible to participate in the 1999 stock plan.



    SHARES SUBJECT TO 1999 STOCK PLAN



    The maximum number of shares available for the granting of options and stock purchase rights under the 1999 stock plan is 9,489,897. If an option or stock purchase right expires, is surrendered pursuant to an option exchange program, or is otherwise terminated without having been exercised in full, the shares allocated to the expired, surrendered or otherwise terminated option or stock purchase rights may again become available for grant or sale under the plan.



    Options will be designated as either incentive stock options, which are intended to qualify for special tax treatment, or nonqualified stock options. The per share exercise price of any option or stock purchase right will be fixed by the administrator at the time the option is granted. The per share exercise price of any incentive stock option will not be less than 100% of the fair market value on the date the option is granted or 110% in the case of an option granted to a 10% stockholder. Each option is exercisable at such dates and in such installments as determined by the administrator. Each option will be for a term determined by the administrator.



    Options and stock purchase rights will not be transferable except by will or the laws of descent or distribution.



    The purchase price for shares acquired pursuant to the exercise of an option must be paid in full concurrently with the exercise of an option. The purchase price may be paid in cash, or as otherwise determined by the administrator.



    In the event of a merger of our company with or into another corporation, or the sale of substantially all of our assets, each outstanding option and stock purchase right shall be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to or otherwise does not assume or substitute for the option or stock purchase right, the optionee shall have the right to exercise the option or stock purchase right as to all of the shares subject to the option, including shares as to which it would not otherwise be exercisable.



    If an option or stock purchase right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of our assets, the administrator shall notify the optionee in writing or electronically that the option or stock purchase right shall be fully exercisable for a period of 15 days from the date of such notice, and that the option or stock purchase right shall terminate upon the exercise of such period. For the purposes of this paragraph, the option or stock purchase right shall be considered assumed if, following the merger or sale of assets, the option or right confers the right to purchase or receive, for each share subject to the option or stock purchase right immediately prior to the merger or sale of assets, the consideration, whether stock, cash, or other securities or property, received in the merger or sale of such assets by holders of common stock for each share held on the effective date of the transaction, and, if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares.



    STOCK PURCHASE RIGHTS



    A stock purchase right allows a grantee to purchase shares which are subject to a vesting schedule after purchase. A restricted stock purchase agreement grants the company the right to repurchase the unvested shares upon the voluntary or involuntary termination of the purchaser's service with the company for any reason, including death or disability.



    TERMINATION OF EMPLOYMENT



    Each option agreement will set forth the terms and conditions applicable to the option upon termination of the optionee's employment. In the absence of a specified time in the option agreement, the option shall remain exercisable for three months following the optionee's termination. If the optionee does not exercise his or her option in the specified time, the option shall terminate.



    INCOME TAX WITHHOLDING



    When an optionee recognizes taxable income in connection with the receipt of shares under the 1999 stock plan, the optionee must pay us an amount equal to the federal, state and local income taxes and other amounts as may be required by law to be withheld by us prior to the issuance of shares. If permitted by the administrator in satisfaction of the obligation to pay withholding taxes, the optionee may elect to have withheld a portion of the shares then issuable to him or her having an aggregate fair market value equal to the withholding taxes.



    ADJUSTMENT UPON CHANGE IN CAPITALIZATION



    In the event of a change in capitalization, the administrator will adjust the maximum number and class of shares or other stock or securities with respect to which options or stock purchase rights may be granted under the 1999 stock plan to any eligible individual in any calendar year and the number and class of shares or other stock or securities which are subject to outstanding options or stock purchase rights and the purchase price covered by each outstanding option or stock purchase right.



    EFFECT OF LIQUIDATION



    In the event of our proposed liquidation or dissolution, the administrator shall notify each optionee as soon as practicable prior to the effective date of the proposed transaction. The administrator in its discretion may provide for an optionee to have the right to exercise his or her option or stock purchase right until 15 days prior to the transaction as to all of the shares covered by the option or stock purchase right, including shares which would not otherwise be exercisable. In addition, the administrator may provide that any company repurchase option applicable to any shares purchased upon exercise of an option or stock purchase right shall lapse as to all shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an option or stock purchase right will terminate immediately prior to the consummation of such proposed action.

    MULTIPLE AGREEMENTS



    The terms of any option under the 1999 stock plan will be set forth in an agreement between us and the optionee.



    AMENDMENT AND TERMINATION



    The 1999 stock plan terminates on the tenth anniversary of its adoption. The board may at any time and from time to time amend, alter, suspend or terminate the plan. However, no such amendment, alteration, suspension or termination may adversely alter any outstanding options without the consent of the optionee. In addition, amendments may require stockholder approval.



    FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO THE 1999 STOCK PLAN



    In general, an optionee will not recognize taxable income upon the grant or exercise of an incentive stock option and we will not be entitled to any business expense deduction. However, upon the exercise of an incentive stock option, the excess of the fair market value on the date of exercise of the shares received over the exercise price of the option will be treated as an adjustment to alternative minimum taxable income unless the shares are sold in the same taxable year as exercise. In order for the exercise of an incentive stock option to qualify as an incentive stock option, an optionee generally must be an employee of Onsite or a subsidiary from the date the incentive stock option is granted through the date three months before the date of exercise or one year preceding the date of exercise in the case of an optionee whose employment is terminated due to disability. The employment requirement does not apply where an optionee's employment is terminated upon death.



    If an optionee holds the shares acquired upon exercise of an incentive stock option for more than two years after the date of grant and for more than one year after the date of exercise, then upon disposition of the shares, the difference, if any, between the sales price of the shares and the exercise price of the option will be treated as long-term capital gain or loss. If an optionee disposes of the shares acquired upon exercise of an incentive stock option prior to satisfying these holding period requirements, the optionee will recognize ordinary income at the time of disposition, generally in an amount equal to the excess of the fair market value of the shares at the time of exercise over the exercise price of the option. The balance of any gain realized will be short-term or long-term capital gain. If the optionee sells the shares prior to satisfying the holding period requirements at a price below fair market value at the time the option was exercised, the amount of ordinary income will be limited to the amount realized on the sale over the exercise price of the option. In general, if we comply with applicable income reporting requirements, we will be allowed a business expense deduction to the extent an optionee recognizes ordinary income. If the optionee disposes of the shares at a loss, the loss will be a capital loss.



    In general, an optionee who receives a nonqualified stock option will not recognize income at the time of the grant of the option. Upon exercise of a nonqualified stock option, an optionee will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the option. The basis in the shares acquired upon exercise of a nonqualified stock option will equal the fair market value of such shares at the time of exercise. The holding period of the shares for capital gain purposes will begin on the date of exercise. In general, if we comply with applicable income reporting requirements, we will be entitled to a business expense deduction in the same amount as the optionee recognizes ordinary income. In the event of a sale of the shares received upon the exercise of a nonqualified stock option, any appreciation or depreciation after the exercise date generally is taxed as capital gain or loss. However, any gain will be subject to reduced tax rates if the shares were held for more than twelve months.



    In the absence of a Section 83(b) election (as described below), a grantee who receives restricted stock upon exercise of a stock purchase right will recognize no income at that time. When the restrictions expire, a grantee will recognize ordinary income (treated as compensation) equal to the fair market value of the shares when the restrictions expire over the amount paid, if any, for the restricted stock. If the restrictions applicable to a grant of restricted stock expire over time (for example, if the restrictions on 20% of a grant expire on specified anniversaries of the date of grant), the grantee will include the fair market value of the portion of the shares as to which the restrictions expire as ordinary income (treated as compensation) as the restrictions expire. The grantee's basis in the shares is equal to the amount included in income on the expiration of the restrictions plus the amount paid, and the capital gains holding period begins when the restrictions end. Any subsequent disposition of the shares will be taxed as capital gain or loss, provided that any gain will be subject to reduced rates of tax if the shares are held for more than 12 months. Dividends received by the grantee in respect of shares of restricted stock constitute ordinary income (treated as compensation) in the year received. In general, if we comply with the applicable income reporting requirements, we will be entitled to a business expense deduction equal to the amount of the shares when they are included in the grantee's income, and we will also be entitled to a business expense deduction (in the year paid) for dividends paid to the grantee in respect of shares of restricted stock.



    If a Section 83(b) election is made within 30 days of the initial grant of restricted stock upon the exercise of a stock purchase right, the grantee must include the fair market value of the shares on the date of grant, less the amount paid for the shares, as ordinary income (treated as compensation) as of the date of grant and the capital gains holding period begins at the time issued. In general, if we comply with the applicable income reporting requirements, we will be entitled to a corresponding business expense deduction equal to the fair market value of the shares included in the grantee's income, but dividends on the shares would not be deductible. Any subsequent disposition of the shares by the grantee, other than by forfeiture, will be taxed as capital gain or loss, provided that any gain will be subject to reduced rates of tax if the shares are held for more than 12 months. No deduction is permitted to a grantee who has made the Section 83(b) election and who subsequently forfeits the restricted stock, other than a capital loss for the amount, if any, a grantee paid for the restricted stock, over the amount realized, if any, upon such forfeiture, and such loss will be treated as a short term or long term capital loss. In that case, we would be required to include as ordinary income the amount of deduction we claimed with respect to the restricted stock.



    This discussion assumes that at the time of exercise, the sale of the shares would not subject an optionee to liability under Section 16(b) of the Exchange Act. Special rules may apply with respect to persons who may be subject to
Section 16(b). Optionees who are or may become subject to Section 16(b) should consult with their own advisors.



    EXCISE TAXES



    Under certain circumstances, the accelerated vesting or exercise of options or expiration of restrictions on restricted stock in connection with a change in control of our company may be deemed an excess parachute payment for purposes of the golden parachute tax provisions of Section 280G of the Internal Revenue Code. To the extent it is so considered, the grantee may be subject to a 20% excise tax on the excess parachute payment and we may be denied a tax deduction with respect to the excess parachute payment.



2000 STOCK INCENTIVE PLAN



    PURPOSE



    The purpose of the stock incentive plan is to further strengthen us by providing an incentive to our employees, officers, directors, consultants and advisors. The plan provides incentives through the granting or awarding of incentive and nonqualified stock options, stock appreciation and dividend equivalent rights, restricted stock, performance units, and performance shares. Under the plan, we can make awards to our employees, to individuals who have received a formal, written offer of employment and to our officers, directors, consultants and advisors. We use these awards to encourage the recipients to devote their abilities and energies to our success.

    ADMINISTRATION



    The compensation committee administers the stock incentive plan. Each award under the stock incentive plan will be evidenced by an agreement that includes the terms of the grant. Under the stock incentive plan, the committee has the authority to, among other things:



     select the individuals to whom awards will be granted;



     determine the type, size and terms and conditions of awards; and



     establish the terms for treatment of awards upon a termination of employment.



    SHARES AVAILABLE FOR ISSUANCE



    Under the stock incentive plan, we will have a total of         shares of
common stock available for the grant of awards.



    The maximum number of shares with respect to which we may grant awards to
any individual during any calendar year is         . If our capitalization
changes, however, the committee may adjust the maximum number and class of shares with respect to which awards may be granted, the number and class of shares which are subject to outstanding awards and the purchase price. The maximum dollar amount that an individual may receive during the term of the stock incentive plan in respect of cash-denominated performance units may not
exceed $        .



    TERMS OF STOCK OPTIONS



    The stock option committee will determine whether any option is a nonqualified or incentive stock option at the time of grant. The committee will also determine the per share exercise price of an option granted under the stock incentive plan at the time of grant. This will be set forth in the option agreement. The purchase price per share under each incentive stock option must not be less than 100% of the fair market value of our common stock as of the date of grant (or 110% in the case of an incentive stock option granted to a holder of more than 10% of our voting stock). Each option is exercisable at the dates and in the installments determined by the committee. The committee may accelerate the exercisability of any option at any time. Each option terminates at the time determined by the committee. However, the term of each option may not exceed ten years, or five years in the case of an incentive stock option granted to a 10% stockholder.



    Unless otherwise determined by the committee at the time of grant or thereafter, no options are transferable except by will or the laws of descent and distribution or, in the case of an option other than an incentive stock option, pursuant to a domestic relations order. An option other than an incentive stock option may, however, provide that it can be transferred to members of the optionee's immediate family, to trusts solely for the benefit of the immediate family members and to partnerships in which family members and/or trusts are the only partners. Options may be exercised during the optionee's lifetime only by the grantee or his guardian or legal representative. In the discretion of the committee, the purchase price for shares may be paid:



     in cash;



     by transferring shares of common stock to us if such shares have been held by such person for at least six months prior to the exercise of the option; or



     by a combination of the foregoing.



    In addition, options may be exercised through a registered broker-dealer pursuant to cashless exercise procedures approved by the committee. The committee will set forth the terms and conditions applicable to any option upon a termination of the employment or service of the optionee.



    STOCK APPRECIATION RIGHTS



    The stock incentive plan permits us to grant stock appreciation rights either in connection with the grant of an option or as a freestanding right. A stock appreciation right permits a grantee to receive, upon exercise of the stock appreciation right, cash and/or shares, in an amount equal to the excess of the then per share fair market value over the per share fair market value on the date the stock appreciation right was granted or option exercise price, in the case of a stock appreciation right granted in connection with an option. When a stock appreciation right is granted, however, the committee may establish a limit on the maximum amount a grantee may receive on exercise. The committee will decide at the time that the stock appreciation right is granted the date or dates at which it will become vested and exercisable.



    DIVIDEND EQUIVALENT RIGHTS



    Dividend equivalent rights may be granted in connection with any award under the stock incentive plan. Dividend equivalent rights may be payable currently or deferred until the lapsing of the restrictions on the dividend equivalent rights or until the vesting, exercise, payment, settlement or other lapse of restrictions on the related award. Dividend equivalent rights may be settled in cash, shares of common stock or a combination of cash and shares in single or multiple installments.



    RESTRICTED STOCK



    The committee will determine the terms of each restricted stock award at the time of grant, including the price, if any, to be paid by the grantee for the restricted stock, the restrictions placed on the shares, and the time or times when the restrictions will lapse. In addition, at the time of grant, the committee may decide:



     whether any deferred dividends will be held for the grantee or deferred until the restrictions lapse;



     whether any deferred dividends will be reinvested in additional shares of common stock or held in cash;



     whether interest will be accrued on any dividends that are not reinvested in additional shares of restricted stock; and



     whether any stock dividends paid will be subject to the restrictions applicable to the restricted stock award.



    Shares of restricted stock are non-transferable until all restrictions upon the shares lapse.



    PERFORMANCE UNITS AND PERFORMANCE SHARES



    The committee may also award performance units and performance shares. The vesting of performance units and performance shares will be based upon our attainment of specified performance goals set by the committee. The performance goals may include:



     earnings per share;



     share price;



     pre-tax profits;



     net earnings;



     return on equity or assets;



     return on certain specified assets;



     revenues;



     EBITDA;



     market share or market penetration;



     free cash flow; or



     any combination of these goals.

    When granting performance units or performance shares, the committee may provide the manner in which performance will be measured against the performance objectives. The committee may also adjust the performance objectives to reflect the impact of specified corporate transactions, special charges, foreign currency effects, accounting changes, and other similar extraordinary or nonrecurring events. Performance units may be expressed in dollars or in shares of common stock. Payments in respect of performance units will be made in cash, shares of common stock, shares of restricted stock or a combination of cash, shares of common stock or shares of restricted stock.



    The agreement evidencing the award of performance shares or performance units will include the terms and conditions of the awards, including those applicable if the grantee's employment terminates.



    AMENDMENTS AND TERMINATION



    The stock incentive plan will terminate on               . The board may at
any time amend or terminate the stock incentive plan. If required by law, no amendment or termination will be effective without the approval of our stockholders. In addition, no amendment or termination may adversely impair any rights or obligations under any awards previously granted, except with the written consent of the grantee.



    CERTAIN FEDERAL INCOME TAX CONSEQUENCES



    The following discussion is a general summary of the principal federal income tax consequences under current law for awards granted to employees under the stock incentive plan. The summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.



    STOCK OPTIONS



    An optionee will not recognize any taxable income upon the grant of a nonqualified stock option and we will not be entitled to a tax deduction with respect to the grant. Generally, upon exercise of a nonqualified option, the excess of the fair market value of common stock on the date of exercise over the exercise price will be taxable as ordinary income to the optionee. If we comply with applicable reporting requirements and with Section 162(m) of the Internal Revenue Code, we will be entitled to a federal income tax deduction in the same amount and at the same time as the optionee recognizes ordinary income. The later disposition of shares acquired upon the exercise of a nonqualified option will ordinarily result in capital gain or loss to the optionee. Any gain will be subject to reduced tax rates if the shares have been held for more than twelve months.



    Except as described below, an optionee will not recognize taxable income at the time of grant or exercise of an incentive stock option, and we will not be entitled to a tax deduction with respect to the grant or exercise. However, the exercise of an incentive stock option may result in an alternative minimum tax liability for the optionee.



    Generally, if an optionee has held shares acquired upon the exercise of an incentive stock option for more than one year and more than two years after the date of grant of the incentive stock option, upon disposition of the shares by the optionee, the difference, if any, between the sales price of the shares and the exercise price will be treated as long-term capital gain or loss to the optionee.



    Generally, upon a sale or other disposition of shares acquired upon the exercise of an incentive stock option within one year after the date of exercise or within two years after the date of grant of the incentive stock option, any excess of the fair market value of the shares at the time of exercise of the option or, if less, at the time of disposition over the exercise price of such option will constitute ordinary income to the optionee. Any excess of the amount realized by the holder on the disqualifying disposition over the fair market value of the shares on the date of exercise will generally be capital gain. Subject to any deduction limitation under Section 162(m) of the Internal Revenue Code and our compliance with applicable reporting requirements, we will be entitled to a federal income tax deduction equal to the amount of the ordinary income recognized by the holder.



    SECTION 280G OF THE INTERNAL REVENUE CODE. Under certain circumstances, the accelerated vesting or exercise of options or stock appreciation rights, or the accelerated lapse of restrictions with respect to other awards, in connection with a change of control might be deemed an 'excess parachute payment' for purposes of the golden parachute tax provisions of Section 280G of the Internal Revenue Code. To the extent it is so considered, the grantee may be subject to a 20% excise tax and we may be denied a federal income tax deduction.



    SECTION 162(m). Section 162(m) of the Internal Revenue Code generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the corporation on the last day of the taxable year. Section 162(m) of the Code does, however, allow a deduction for qualified 'performance-based compensation', the material terms of which are disclosed to and approved by stockholders. The stock incentive plan has been structured so that compensation resulting from awards of options, stock appreciation rights, performance shares and performance units may qualify as 'performance-based compensation', and, if so qualified, would be deductible.

                              CERTAIN TRANSACTIONS

REORGANIZATION, RECAPITALIZATION AND RELATED TRANSACTIONS

    Our predecessor company was Veritech Ventures, LLC, a New York limited liability company formed in July 1996. In November 1997, Veritech Ventures contributed substantially all of its assets and liabilities to OnSite Ventures, L.L.C., a Delaware limited liability company. In June 1999, we completed a reorganization and recapitalization transaction in which OnSite Ventures merged into our company. As a result of the merger, all of the membership interests in OnSite Ventures were converted into shares of our common stock.


    FINANCINGS



    In February 1998, we issued a $6.5 million convertible subordinated promissory note having an interest rate of 12% per annum to an affiliate of FrontLine Capital Group, one of our largest stockholders. In connection with our reorganization and recapitalization, the outstanding principal and accrued interest of approximately $796,000 due on the note was converted into 5,869,000 shares of Series A preferred stock.



    In February 1999, we issued a $3.0 million senior secured promissory note having an interest rate of 15% per annum to both JAH Realties and an affiliate of FrontLine Capital Group.



    In April 1999, we issued $20.0 million in promissory notes, each with an interest rate of 12% per annum, to our private equity investors consisting of FrontLine Capital Group, Veritech Ventures LLC, Spectrum Equity Investors III, L.P., J.P. Morgan Investment Corporation, Crosspoint Venture Partners and AT&T Venture Fund II, L.P., each of whom beneficially owns our common stock. With a portion of the proceeds from the $20.0 million in promissory notes, we repaid the $3.0 million senior secured promissory note issued to both JAH Realties and an affiliate of FrontLine Capital Group.


    PREFERRED STOCK PURCHASE AGREEMENT


    As part of our reorganization and recapitalization, we entered into a preferred stock purchase agreement with our private equity investors. Pursuant to this agreement, we issued an aggregate of 75,461,745 shares of Series B, Series C and Series D preferred stock for an aggregate consideration of $60.0 million. We issued a portion of this preferred stock to our private equity investors in exchange for the cancellation of the $20.0 million in promissory notes, plus accrued and unpaid interest of approximately $500,000.


    SUBSCRIPTION AGREEMENT


    In July 1999, we issued 323,128 shares of common stock to an affiliate of FrontLine Capital Group for an aggregate consideration of $145,408, or $.45 per share.


    INVESTOR RIGHTS AGREEMENT

    The parties to the preferred stock purchase agreement and some of our officers also entered into an investor rights agreement in April 1999, which provides, among other things, that the preferred stockholders have rights to participate in registration statements filed by us for the sale of our common stock in an underwritten offering for our own account, subject to the ability of the underwriters to limit the number of shares included in the registration and giving priority to the issuance of shares held by us. The existence and exercise of these registration rights may make it more difficult for us to arrange future financings and may have an adverse effect on the market price of our common stock.

    VOTING AGREEMENT

    The parties to the preferred stock purchase agreement also entered into a voting agreement in April 1999, which provides, among other things, that:


     Spectrum Equity Investors III, L.P., J.P. Morgan Investment Corporation and Crosspoint Venture Partners, each of whom beneficially owns more than 5% of our common stock, may each nominate one member to our board of directors;

     an affiliate of FrontLine Capital Group may nominate two members to our board of directors;


     all of the parties to the voting agreement shall vote their shares in favor of each other's nominees;

     all of the parties to the voting agreement shall vote their shares of common stock and preferred stock to elect our chief executive officer to our board of directors; and

     one of our founders who is an affiliate of a stockholder may attend all meetings of our board of directors and committees and will be provided with any materials that we provide to our board.

    The voting agreement will terminate upon the closing of this offering.

RELATIONSHIPS WITH A STOCKHOLDER AND ITS AFFILIATES


    In 1999, we had communications services agreements with affiliates of FrontLine Capital Group to offer communications services to tenants in their buildings. Under these agreements, we paid a total of $40,000 to these entities in 1999.



    In 1999, we provided communications services to affiliates of FrontLine Capital Group. Revenues from these entities totaled $766,000 during this period.



    In 1999, we paid affiliates of FrontLine Capital Group $126,000 for leased office space.



    In February 2000, we agreed to issue to an affiliate of FrontLine Capital Group, up to 353,258 warrants to purchase shares of common stock at an exercise price of $2.36 per share. These warrants vest upon the execution of access agreements.



    Scott Rechler, one of our directors, is the President, Chief Executive Officer and a director of FrontLine Capital Group.




RELATIONSHIPS WITH ONE OF OUR PRINCIPAL UNDERWRITERS


    Pursuant to our preferred stock purchase agreement, we issued shares of preferred stock to affiliates of J.P. Morgan Securities Inc., which is a representative of the underwriters. Under this agreement, we issued an aggregate of 13,205,805 shares of Series B and C preferred stock to these affiliates of J.P. Morgan Securities Inc. in exchange for $10.5 million, $3.5 million of which was paid in the form of cancellation of indebtedness, including accrued and unpaid interest, issued in connection with this agreement. The Series B and C preferred stock were sold together at a price of $1.00 per share of Series B preferred stock and $.39 per share of Series C preferred stock. The collective percentage ownership interest of these entities is approximately 11.2% of our common stock. Each of the transactions with the affiliates of J.P. Morgan Securities Inc. has been approved by our board of directors and was completed on the same terms as with several other unaffiliated third parties participating in the same transactions.


RELATIONSHIPS WITH MANAGEMENT AND EXECUTIVE OFFICERS


    We have entered into letter agreements and restricted stock purchase agreements with some of our officers. See 'Management -- Employment, Severance and Non-competition Agreements' and 'Management -- OnSite Access, Inc. 1999 stock plan.' In connection with the purchase of their restricted stock, we extended loans to Messrs. Taylor, Jarus, Hall, Miller, Knicely and Hornig and Ms. Kelly, in the principal amounts of $898,000, $336,750, $291,850, $199,805,
$123,475, $86,835 and $179,600, respectively. These loans have an interest rate of 5.82% per annum and are fully recourse, which means, that in the event of default by these individuals, we may seek payment directly from these individuals rather than having to proceed first against any collateral securing the loan.



    In addition, to compensate Mr. Taylor for the possible forfeiture of certain options held by him to acquire shares of WinStar Communications, an affiliate of his former employer, we extended him a three year loan in the principal amount of $2.0 million which is forgiven in equal installments annually. See 'Management -- Employment, Severance and Non-competition Agreements.'

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of common stock as of January 31, 2000 and as adjusted to reflect the sale of the common stock offered hereby by:



     each person or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 known by us to own beneficially 5% or more of our common stock;


     our directors and named executive officers; and

     all our directors and executive officers as a group.


    As used in this table, 'beneficial ownership' means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this prospectus through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages assume the conversion of all outstanding preferred stock and are based upon 47,005,657 shares of common stock outstanding as of January 31, 2000 and 63,675,657 shares of common stock outstanding as of the completion of this offering.


    The address for each executive officer is c/o OnSite Access, Inc., 1372 Broadway, New York, New York 10018.




                                                  NUMBER OF SHARES OF
                                                    COMMON STOCK
                                                  BENEFICIALLY OWNED                PERCENTAGE OWNED
                                                      PRIOR TO            ----------------------------------
               NAME                              AND AFTER OFFERING       PRIOR TO OFFERING  AFTER OFFERING
               ----                              ------------------       ------------------ ---------------
FrontLine Capital Group(1)...................
10 East 50th Street
New York, New York 10022                             16,243,854               34.6%              25.5%

Spectrum Equity Investors III, L.P.(2) ......
  245 Lytton Avenue, Suite 175
  Palo Alto, California 94301                         7,357,722               15.6               11.6

Crosspoint Venture Partners(3) ..............
  2925 Woodside Road
  Woodside, California 94062                          5,184,973               11.0                8.1

J.P. Morgan Investment Corporation(4) .......
  60 Wall Street
  New York, New York 10260                            5,184,972               11.0                8.1

Jeffrey D. Neumann(5) .......................
  10 East 50th Street
  New York, New York 10022                           16,343,854               34.8               25.7

Scott H. Rechler(6) .........................
  10 East 50th Street
  New York, New York 10022                           16,308,854               34.7               25.6

William P. Collatos(7) ......................
  245 Lytton Avenue, Suite 175
  Palo Alto, California 94301                         7,357,722               15.6               11.6

Steven F. Foster(8) .........................
  2925 Woodside Road
  Woodside, California 94062                          5,184,973               11.0                8.1

W. Montgomery Cerf(9) .......................
  60 Wall Street
  New York, New York 10260                            5,184,972               11.0                8.1

Howard E. Taylor.............................         2,000,000                4.3                3.1

Daren W. Hornig(10)..........................           821,845                1.7                1.3

Scott M. Jarus...............................           750,000                1.6                1.2


                                                  (table continued on next page)

(table continued from previous page)


                                                NUMBER OF SHARES OF
                                                    COMMON STOCK
                                                 BENEFICIALLY OWNED              PERCENTAGE OWNED
                                                      PRIOR TO          ----------------------------------
                    NAME                         AND AFTER OFFERING     PRIOR TO OFFERING   AFTER OFFERING
                    ----                         ------------------     -----------------   --------------
                                                        650,000                1.4                1.0
Kenneth J. Hall..............................
                                                        550,000                1.2              *
Richard J. Miller............................
                                                        291,666             *                   *
Brandon R. Knicely...........................
All directors and executive officers as a
  group (10 persons)(11).....................        38,586,521               82.1               60.6


---------

*   Represents beneficial ownership of less than one percent.


 (1) Consists of 8,466,396 shares held by RSI-OSA Holdings, Inc. and 7,777,458 shares held by RSI-OnSite Holdings LLC. These shares may be deemed to be beneficially owned by each of Messrs. Neumann and Rechler because they are shareholders, directors and/or officers of FrontLine Capital Group, the sole shareholder of RSI-OSA Holdings, Inc. and the sole member of RSI-OnSite Holdings LLC, provided that each of Messrs. Neumann and Rechler disclaims beneficial ownership of such shares.



 (2) These shares may be deemed to be beneficially owned by Mr. Collatos because he is a general partner of Spectrum Equity Investors III, L.P., provided that Mr. Collatos disclaims beneficial ownership of such shares.



 (3) These shares may be deemed to be beneficially owned by Mr. Foster because he is a partner of Crosspoint Venture Partners, provided that Mr. Foster disclaims beneficial ownership of such shares.



 (4) Consists of 4,147,977 shares held by J.P. Morgan Investment Corporation and 1,036,994 shares held by Sixty Wall Street SBIC Fund, L.P. These entities are affiliates of J.P. Morgan Securities Inc., and these shares may be deemed to be beneficially owned by Mr. Cerf, because he is a managing director of J.P. Morgan Investment Corporation and Sixty Wall Street SBIC Corporation. Mr. Cerf disclaims beneficial ownership of these shares.



 (5) Consists of (a) 100,000 shares held by Mr. Neumann; (b) 16,243,854 shares that Mr. Neumann may be deemed to beneficially own because he is an officer of FrontLine Capital Group, the sole shareholder of RSI-OSA Holdings, Inc. and the sole member of RSI-OSA Holdings, LLC, provided that Mr. Neumann disclaims beneficial ownership of these shares indirectly held by FrontLine Capital Group.



 (6) Consists of (a) 45,000 shares held by Mr. Rechler; (b) 20,000 shares that Mr. Rechler may be deemed to beneficially own because such shares are held by members of his immediate family; (c) 16,243,854 shares that Mr. Rechler may be deemed to beneficially own because he is an officer, director and stockholder of FrontLine Capital Group, the sole stockholder of RSI-OSA Holdings, Inc. and the sole member of RSI-OSA Holdings, LLC, provided that Mr. Rechler disclaims beneficial ownership of these shares indirectly held by FrontLine Capital Group.



 (7) Consists of 7,357,722 shares that Mr. Collatos may be deemed to beneficially own because he is a general partner of Spectrum Equity Investors III, L.P., provided that Mr. Collatos disclaims beneficial ownership of such shares.



 (8) Consists of 5,184,973 shares that Mr. Foster may be deemed to beneficially own because he is a partner of Crosspoint Venture Partners, provided that Mr. Foster disclaims beneficial ownership of such shares.



 (9) Consists of 5,184,972 shares that Mr. Cerf may be deemed to beneficially own because he is a managing director of J.P. Morgan Investment Corporation and Sixty Wall Street SBIC Corporation, the general partner of Sixty Wall Street SBIC Fund, L.P. Mr. Cerf disclaims beneficial ownership of such shares.

                                              (footnotes continued on next page)

(footnotes continued from previous page)


(10) Consists of (a) 735,284 shares held directly by Mr. Hornig; and (b) 86,561 shares that Mr. Hornig may be deemed to beneficially own because such shares are beneficially owned or deemed to be beneficially owned by members of his immediate family, provided that Mr. Hornig disclaims beneficial ownership of such shares.



(11) Includes shares that our directors may be deemed to beneficially own because of their relationships with our private equity investors, provided that our directors disclaim beneficial ownership of such shares.

                          DESCRIPTION OF CAPITAL STOCK


    We intend to amend our certificate of incorporation and bylaws prior to the completion of this offering. The forms of our certificate of incorporation and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part. The following summarizes the terms and provisions of our capital stock upon the closing of this offering. However, you should read the forms of our certificate of incorporation and bylaws for the actual terms of our capital stock.



    Upon the closing of this offering, our authorized capital stock will consist
of    million shares, par value $0.001 per share, of common stock and   million
shares, par value $0.001 per share, of preferred stock.


COMMON STOCK


    Each share of our common stock will be identical in all respects and will entitle its holder to the same rights and privileges enjoyed by all other holder of shares of common stock and will subject them to the same qualifications, limitations and restrictions to which all other holders of common stock will be subject. The common stock is not subject to conversion or redemption.


    VOTING RIGHTS

    Holders of our common stock will be entitled to one vote per share on all matters to be voted on by our stockholders. Holders of common stock will not have cumulative rights, so that holders of a plurality of the shares of common stock present at a meeting at which a quorum is present will be able to elect all of our directors eligible for election in a given year. The holders of a majority of the voting power of the issued and outstanding common stock will constitute a quorum.

    DIVIDENDS

    Holders of our common stock will be entitled to receive ratably such dividends, if any, as are declared by our board of directors out of funds legally available for the declaration of dividends, subject to the preferential rights of any holder of preferred stock that may from time to time be outstanding.

    LIQUIDATION

    Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share pro rata in the distribution of all of our assets available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any preferred stock that may be outstanding.

    OTHER PROVISIONS

    The holders of our common stock will have no preemptive or other subscription rights to purchase common stock, and there will be no redemptive rights or sinking fund provisions.

PREFERRED STOCK

    Our board of directors will be authorized to issue preferred stock in one or more series and to establish the number of shares to be included in each series and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions of each series. Because the board of directors will have the power to establish the preferences and rights of the shares of any series of preferred stock, it may afford the holders of any series of preferred stock preferences, powers and rights, including voting rights, senior to the rights of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company.

WARRANTS


    We intend to issue up to 24,138,888 warrants to real estate owners and agents at an exercise price of no less than $2.36 per share. To date, we have agreed to issue up to 22,863,170 warrants to real estate owners and agents, 2,574,221 of which are Class B Warrants. The warrants vest upon the execution of, or the occurrence of events relating to the execution of, access agreements. The warrants, other than the Class B Warrants, are typically exercisable at any time following the earlier of six months after this offering or 12 months from the date of the warrant agreement. The Class B Warrants are exercisable at any time following the earlier of 12 months after this offering or 14 months from the date of the warrant agreement. All warrants are exercisable for a period of five years.


LIMITATION ON DIRECTORS' LIABILITIES

    Our certificate of incorporation will limit the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to us or our stockholders;

     for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

     for any transaction from which the director derived an improper personal benefit.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND PROVISIONS OF DELAWARE LAW

    Our certificate of incorporation, bylaws and Section 203 of the Delaware General Corporation Law contain provisions that may make the acquisition of control of our company by means of a tender offer, open market purchase, proxy fight or otherwise, more difficult.

    SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a 'business combination' with an 'interested stockholder' for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

    A 'business combination' includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An 'interested stockholder' is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation's voting stock. Under Section 203, a business combination between OnSite and an interested stockholder is prohibited unless it satisfies one of the following three conditions:

     our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; and

     the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    STAGGERED BOARD

    Our certificate of incorporation will provide that the number of directors shall be fixed from time to time by a resolution of our board of directors. Our certificate of incorporation will also provide that the board of directors shall be divided into three classes. The members of each class of directors will serve for staggered three-year terms. As permitted by the Delaware General Corporation Law, the members of our classified board of directors will be removable from office only by our stockholders for cause. Vacancies on the board of directors shall be filled by a majority of the remaining directors, or by a sole remaining director, or by our stockholders if the vacancy was caused by the action of our stockholders.

    ADVANCE NOTICE PROVISION

    Our certificate of incorporation and bylaws will provide that stockholders must follow an advance notification procedure to nominate candidates for the board of directors and to propose business to be conducted at an annual meeting.

    SPECIAL MEETINGS OF STOCKHOLDERS; WRITTEN CONSENT PROVISION

    Our certificate of incorporation will provide that special meetings of our stockholders may be called only by the board of directors, the chairman of the board or the president. Our certificate of incorporation will also remove our stockholders' ability to act by written consent. These provisions may render it more difficult for stockholders to take action opposed by the board of directors.

    ADOPTION, AMENDMENT OR REPEAL OF BYLAWS

    Our certificate of incorporation will limit the ability of our stockholders to adopt, amend or repeal our bylaws. Specifically, any adoption, amendment or repeal of a bylaw by our stockholders will require passage by a supermajority vote.

    SUPERMAJORITY APPROVALS

    The provisions of our certificate of incorporation referred to above will not be able to be altered without supermajority approval by our stockholders.

TRANSFER AGENT AND REGISTRAR


    The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this offering, 62,875,657 shares of common stock will be outstanding, or 65,376,157 shares if the underwriters exercise their over-allotment option in full. Of these shares, the shares of common stock, assuming the underwriters exercise their over-allotment option in full, sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by an 'affiliate' of our company as that term is defined in Rule 144 under the Securities Act. All of the shares of common stock outstanding prior to this offering are 'restricted securities,' as defined under Rule 144. These shares are restricted securities because they were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rule 144 or Rule 701 promulgated under the Securities Act or another exemption from registration. This prospectus may not be used in connection with any resale of shares of common stock acquired in this offering by our affiliates.



    In connection with this offering, we, our directors and a number of our officers and stockholders have agreed, subject to specified exceptions, not to dispose of or hedge any shares of common stock for a period of 180 days after the completion of this offering without the underwriters' consent; however, the underwriters may release these shares from the restrictions at any time. We cannot predict what effect, if any, market sales of shares held by principal stockholders or any other stockholder or the availability of shares for future sale will have on the market price of our common stock.


    In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person, or persons whose shares of common stock are aggregated, including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:


    (1) one percent of the then-outstanding shares of common stock, which equals approximately 62,876 shares immediately after this offering; or


    (2) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

    Sales under Rule 144 are also subject to specified restrictions as to the manner of sale, notice requirements and the availability of current public information about us. In addition, under Rule 144(k), if a period of at least two years has elapsed since the later of the date restricted securities were acquired from us or the date they were acquired from one of our affiliates, a stockholder who is not our affiliate at the time of sale and who has not been our affiliate for at least three months prior to the sale would be entitled to sell shares of common stock in the public market immediately without compliance with the foregoing requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

    In addition, any employee, director or officer of, or consultant to our company who acquired shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701 of the Securities Act, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and permits our affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case, commencing 90 days after the date of this prospectus.


    Immediately following this offering, none of the 46,205,657 'restricted securities' will be available for immediate sale in the public market pursuant to Rule 144(k). Beginning 90 days after the date of this prospectus, and without
consideration of the contractual restrictions described above,          shares
issued under or acquired upon exercise of options issued under the 1999 stock plan will be outstanding and eligible for sale in reliance upon Rule 701. Additional shares may be available if options are exercised in the 180-day period following the date of this prospectus. Shares of common stock issued pursuant to the 1999 stock plan generally will be available for sale in the open market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates, unless those shares are subject to vesting restrictions or the contractual restrictions described above.



    Warrants to purchase shares of common stock will also be outstanding after the completion of this offering. Holders of warrants have the right, subject to certain conditions and limitations, to include the shares issuable upon exercise of their warrants in various registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders may cause the price of our common stock to fall. In addition, their participation in our registration statements could have an adverse effect on our ability to raise needed capital.



    Prior to this offering, there has been no public market for our common stock. We cannot predict the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of the common stock, including shares issuable upon the exercise of stock options or warrants, in the public market after the lapse of the restrictions described above, or the perception that such sales may occur, could materially adversely affect the prevailing market prices for the common stock and our ability to raise equity capital in the future. See 'Risk Factors -- Risks Related to this Offering -- The sale or availability for sale of substantial amounts of our common stock could adversely affect our stock price.'


REGISTRATION RIGHTS

    Some holders of our common stock are entitled to registration rights, which are described under 'Certain Transactions -- Reorganization, Recapitalization and Related Transactions -- Investor rights agreement.'

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

    The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this prospectus, the term 'non-U.S. holder' is a person who holds our common stock other than:

     a citizen or individual resident of the United States,

     a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations, an estate whose income is includable in gross income for U.S. federal income tax purposes regardless of its source, or a trust, in general, if it is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons.

    An individual may, subject to certain exceptions, be treated as a resident of the U.S. for U.S. federal income tax purposes, instead of a nonresident, by, among other things, being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year -- counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are subject to U.S. federal tax as if they were U.S. citizens.

    This discussion does not consider:

     U.S. state and local or non-U.S. tax consequences,

     specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if our common stock is held by a U.S. partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level, the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder,

     special tax rules that may apply to certain non-U.S. holders, including without limitation, banks, insurance companies, dealers in securities and traders in securities, or special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a 'straddle,' 'hedge' or 'conversion transaction.'

    The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary is for general information. ACCORDINGLY, EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

    We do not anticipate paying cash dividends on our common stock in the foreseeable future. See 'Dividend Policy.' In the event, however, that dividends are paid on shares of common stock, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.


    Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder files the appropriate U.S. Internal Revenue Service form with the payor. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional 'branch profits tax' at a 30% rate or such lower rate as specified by an applicable income tax treaty.


    Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after 2000:

     a non-U.S. holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements,

     in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information, including a United States taxpayer identification number, and look-through rules will apply for tiered partnerships.

    A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

     the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate non-U.S. holder,

     the non-U.S. holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements, the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to certain United States expatriates, or we are or have been a U.S. real property holding corporation for federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held the common stock.


    Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We have not determined whether we are a U.S. real property holding corporation. There is a possibility that we are, or will become, such a corporation. Even if we are or were to become a U.S. real property holding corporation, the tax relating to stock in a U.S. real property holding corporation will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of the common stock, provided that the common stock was regularly traded on an established securities market. We believe that our common stock will be regularly traded on an established securities market for this purpose in any quarter during which it is listed on the Nasdaq National Market.


FEDERAL ESTATE TAX

    Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

    Under certain circumstances, U.S. Treasury Regulations require information reporting and backup withholding at a rate of 31% on certain payments on common stock. Under currently applicable law, non-U.S. holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends paid prior to 2001 to an address outside the U.S. For dividends paid after 2000, however, a non-U.S. holder of common stock that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury Regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

    The payment of the proceeds of the disposition of common stock by a holder to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a non-U.S. holder of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a U.S. related person. In the case of the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person, information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a U.S. related person is:

     a controlled foreign corporation for U.S. federal income tax purposes,

     a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business, or effective after 2000, a foreign partnership if, at any time during the taxable year, (1) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons, or (2) the partnership is engaged in a U.S. trade or business.


    Effective after 2000, backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person unless certain certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge that the holder is a U.S. person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

    Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each underwriter, the number of shares set forth opposite the name of each underwriter.


UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Salomon Smith Barney Inc....................................
J.P. Morgan Securities Inc..................................
CIBC World Markets Corp.....................................
Thomas Weisel Partners LLC..................................

                                                                 ----------
    Total...................................................     16,670,000
                                                                 ----------
                                                                 ----------



    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of various legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.


    The underwriters, for whom Salomon Smith Barney Inc., J.P. Morgan Securities Inc., CIBC World Markets Corp. and Thomas Weisel Partners LLC are acting as representatives, propose to offer some of the shares directly to the public at the public offering price listed on the cover page of this prospectus and some of the shares to various dealers at the public offering price less a concession
not in excess of $       per share. The underwriters may allow, and these
dealers may reallow, a concession not in excess of $       per share on sales to
other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.


    We have granted to the underwriters a 30-day option to purchase up to 2,500,500 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise their option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to its initial purchase commitment.



    At our request, the underwriters will reserve up to approximately 1,083,550 shares of common stock to be sold, at the initial public offering price, to our directors, officers and employees, and their friends and family members. This directed share program will be administered by Salomon Smith Barney Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.



    In connection with this offering, we, our directors and a number of our officers and stockholders have agreed, subject to exceptions, not to dispose of or hedge any shares of common stock for a period of 180 days after the completion of this offering without the underwriters' consent; however, the underwriters may release these shares from the restrictions at any time.



    Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our records of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. The price at which the shares will sell in the public market after this offering could be lower than the price at which they are sold by the underwriters. An active trading market in the common stock may not develop or continue after this offering.



    The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock to cover over-allotments.


                                                                     PAID BY US
                                                             ---------------------------
                                                             NO EXERCISE   FULL EXERCISE
                                                             -----------   -------------
Per share..................................................  $              $
    Total..................................................  $              $


    In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicated short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.



    We estimate that the total expenses, excluding underwriting discounts and commissions, of this offering will be approximately $2.1 million.



    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 110 filed public offerings of equity securities, of which 79 have been completed, and has acted as a syndicate member in an additional 54 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement that will be entered into in connection with this offering.



    Because entities controlled by J.P. Morgan & Co., which is an affiliate of J.P. Morgan Securities Inc., beneficially own more than 10% of the preferred stock outstanding prior to the closing of this offering, J.P. Morgan & Co. may be deemed to have a conflict of interest with us under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. When a NASD member with a conflict of interest participates as an underwriter in a public offering, Rule 2720 states that the public offering price per share can be no higher than that recommended by a qualified independent underwriter meeting specified standards. In accordance with this rule, Salomon Smith Barney Inc. has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, Salomon Smith Barney Inc. has performed a due diligence investigation and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part.


    We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS


    Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, will pass upon the validity of the issuance of the shares of common stock offered hereby. Cravath, Swaine & Moore, New York, New York, has represented the underwriters in this offering.


                                    EXPERTS


    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999, as set forth in their reports appearing elsewhere in this prospectus. We have included our financial statements and schedule in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION


    We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the shares of common stock offered by this prospectus, you should refer to the registration statement, including its exhibits and schedules. With respect to statements contained in this prospectus regarding the contents of any contract or any other document, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's regional offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and Seven World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. You may obtain a copy of this registration statement from the SEC's public reference room upon payment of prescribed fees. Please call the SEC at
(800) SEC-0330.



    As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. You may inspect and copy these reports and other information about our company at the locations set forth above or download these reports from the SEC's website.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors.                                F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations.......................   F-4
Consolidated Statements of Stockholders' Equity (Deficit)...   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
ONSITE ACCESS, INC.


We have audited the accompanying consolidated balance sheets of OnSite Access, Inc. (formerly OnSite Ventures LLC and Veritech Ventures LLC) (the 'Company') as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OnSite Access, Inc. (formerly OnSite Ventures LLC and Veritech Ventures LLC) at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                          /s/ ERNST & YOUNG LLP


New York, New York
January 21, 2000

                              ONSITE ACCESS, INC.
                          CONSOLIDATED BALANCE SHEETS


                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------   ------------
ASSETS
Current assets:
    Cash and cash equivalents...............................  $   921,545   $ 24,412,125
    Accounts receivable, net of allowance for doubtful
      accounts of $68,831 and $252,814, respectively........      374,066        844,006
    Other current assets....................................       25,691        279,179
                                                              -----------   ------------
Total current assets........................................    1,321,302     25,535,310

Property and equipment, net.................................    2,233,364     20,052,343
Intangibles, net of accumulated amortization of $505,365....           --     25,055,441
Deferred financing costs, net...............................      326,839             --
Other assets................................................      342,199      4,131,673
                                                              -----------   ------------
Total assets................................................  $ 4,223,704   $ 74,774,767
                                                              -----------   ------------
                                                              -----------   ------------
LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)
Current liabilities:
    Accounts payable........................................  $   971,090   $  2,546,740
    Accrued expenses........................................      414,164     10,284,895
    Current portion of capital lease obligations............      201,205        869,975
                                                              -----------   ------------
Total current liabilities...................................    1,586,459     13,701,610

Deferred rent...............................................       40,332        102,786
Capital lease obligations less current portion..............      361,724      1,778,527
Loan payable to stockholder, including accrued interest of
  $343,870..................................................    6,738,870             --
Other liabilities...........................................       43,888         31,647

Redeemable preferred stock:
    Series B -- redeemable -- par $.001: 50,000,000 shares
      authorized, issued and outstanding....................           --     49,838,943
    Series C -- redeemable and convertible -- par $.001:
      25,069,634 shares authorized, issued and
      outstanding...........................................           --      9,814,298
    Series D -- redeemable and convertible -- par $.001:
      392,111 shares authorized, issued and outstanding.....           --        153,568
                                                              -----------   ------------
    Total redeemable preferred stock........................           --     59,806,809

Stockholders' equity (deficit):
    Series A preferred stock -- convertible -- par $.001:
      5,869,000 shares authorized, issued and outstanding...           --      7,098,923
    Common stock -- par $.001; 75,000,000 shares authorized;
      10,708,245 issued and outstanding.....................           --         10,708
    Additional paid-in capital..............................           --     60,325,333
    Members' equity.........................................    1,562,069             --
    Stockholders' loans for restricted stock................           --     (2,470,580)
    Deferred equity compensation............................           --    (24,878,516)
    Accumulated deficit.....................................   (6,109,638)   (40,732,480)
                                                              -----------   ------------
Total stockholders' equity (deficit)........................   (4,547,569)      (646,612)
                                                              -----------   ------------
Total liabilities and stockholders' equity (deficit)........  $ 4,223,704   $ 74,774,767
                                                              -----------   ------------
                                                              -----------   ------------


                            See accompanying notes.

                              ONSITE ACCESS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                           1997          1998           1999
                                                        -----------   -----------   ------------
Revenue...............................................  $   347,808   $   944,090   $  3,645,752
Operating expenses:
    Direct costs of revenue...........................      139,580       634,211      3,090,152
    Selling, general and administrative (including
      non-cash equity compensation of $63,642,
      $502,500 and $6,523,373, respectively)..........    1,241,107     4,478,169     29,361,293
    Depreciation and amortization.....................       23,345       366,087      2,837,834
                                                        -----------   -----------   ------------
Total operating expenses..............................    1,404,032     5,478,467     35,289,279
                                                        -----------   -----------   ------------
Operating loss........................................   (1,056,224)   (4,534,377)   (31,643,527)

Other income (expense):
    Interest expense..................................       (2,833)     (380,914)    (1,115,048)
    Interest income...................................          843         5,925        216,530
    Preferred return and other, net...................      (61,970)      (18,668)            --
                                                        -----------   -----------   ------------
Total other income (expense)..........................      (63,960)     (393,657)      (898,518)

Loss before income taxes..............................   (1,120,184)   (4,928,034)   (32,542,045)
Provision for income taxes............................           --            --             --
                                                        -----------   -----------   ------------
Net loss..............................................   (1,120,184)   (4,928,034)   (32,542,045)
                                                        -----------   -----------   ------------
Accreted and deemed dividends on preferred stock......           --            --    (12,080,797)
                                                        -----------   -----------   ------------
Net loss applicable to common stockholders............  $(1,120,184)  $(4,928,034)  $(44,622,842)
                                                        -----------   -----------   ------------
                                                        -----------   -----------   ------------
Net loss per common share, basic and diluted..........  $     (0.33)  $     (1.19)  $      (8.93)
                                                        -----------   -----------   ------------
                                                        -----------   -----------   ------------
Weighted average number of shares outstanding -- basic
  and diluted.........................................    3,439,714     4,156,836      4,998,545
                                                        -----------   -----------   ------------
                                                        -----------   -----------   ------------


                            See accompanying notes.

                              ONSITE ACCESS, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

                                        COMMON STOCK           PREFERRED STOCK                       DEFERRED     ADDITIONAL
                        MEMBERS'     -------------------   -----------------------   STOCKHOLDER      EQUITY        PAID-IN
                         EQUITY       SHARES     AMOUNT     SHARES       AMOUNT         LOANS      COMPENSATION     CAPITAL
                       -----------   ---------   -------   ---------   -----------   -----------   ------------   -----------
Balance as of
 December 31, 1996...  $    75,739          --   $    --          --   $        --   $        --   $        --    $
Capital contributed..    1,041,356          --        --          --            --            --            --             --
Non-cash equity
 consideration.......       63,642          --        --          --            --            --            --             --
Preferred return.....       61,970          --        --          --            --            --            --             --
Net loss for the year
 ended December 31,
 1997................           --          --        --          --            --            --            --             --
                       -----------   ---------   -------   ---------   -----------   -----------   ------------   -----------
Balance as of
 December 31, 1997...    1,242,707          --        --          --            --            --            --             --
Return of capital....     (306,806)         --        --          --            --            --            --             --
Capital contributed..      105,000          --        --          --            --            --            --             --
Non-cash equity
 consideration.......      502,500          --        --          --            --            --            --             --
Preferred return.....       18,668          --        --          --            --            --            --             --
Net loss for the year
 ended December 31,
 1998................           --          --        --          --            --            --            --             --
                       -----------   ---------   -------   ---------   -----------   -----------   ------------   -----------
Balance as of
 December 31, 1998...    1,562,069          --        --          --            --            --            --             --
Effect of
 incorporation.......   (1,562,069)  5,049,223     5,049   5,869,000     7,098,923            --            --      1,651,736
Sale of common stock
 and issuance of
 warrants to real
 estate owners and
 agents..............           --     250,000       250          --            --            --            --     24,843,057
Issuance of stock
 options and sale of
 restricted stock....           --   5,394,022     5,394          --            --    (2,408,166)  (31,401,889)    33,823,805
Interest on
 restricted stock....           --          --        --          --            --       (62,414)           --             --
Exercise of stock
 options.............           --      15,000        15          --            --            --            --          6,735
Amortization of non-
 cash equity
 compensation........           --          --        --          --            --            --     6,523,373             --
Net loss for the year
 ended December 31,
 1999................           --          --        --          --            --            --            --             --
Accreted dividends on
 preferred stock.....           --          --        --          --            --            --            --             --
                       -----------   ---------   -------   ---------   -----------   -----------   ------------   -----------
Balance as of
 December 31, 1999...  $        --  10,708,245   $10,708   5,869,000   $ 7,098,923   $(2,470,580)  $(24,878,516)  $60,325,333
                       -----------   ---------   -------   ---------   -----------   -----------   ------------   -----------


                       ACCUMULATED
                         DEFICIT         TOTAL
                       ------------   ------------
Balance as of
 December 31, 1996...  $    (61,420)  $     14,319
Capital contributed..            --      1,041,356
Non-cash equity
 consideration.......            --         63,642
Preferred return.....            --         61,970
Net loss for the year
 ended December 31,
 1997................    (1,120,184)    (1,120,184)
                       ------------   ------------
Balance as of
 December 31, 1997...    (1,181,604)        61,103
Return of capital....            --       (306,806)
Capital contributed..            --        105,000
Non-cash equity
 consideration.......            --        502,500
Preferred return.....            --         18,668
Net loss for the year
 ended December 31,
 1998................    (4,928,034)    (4,928,034)
                       ------------   ------------
Balance as of
 December 31, 1998...    (6,109,638)    (4,547,569)
Effect of
 incorporation.......            --      7,193,639
Sale of common stock
 and issuance of
 warrants to real
 estate owners and
 agents..............            --     24,843,307
Issuance of stock
 options and sale of
 restricted stock....            --         19,144
Interest on
 restricted stock....            --        (62,414)
Exercise of stock
 options.............            --          6,750
Amortization of non-
 cash equity
 compensation........            --      6,523,373
Net loss for the year
 ended December 31,
 1999................   (32,542,045)   (32,542,045)
Accreted dividends on
 preferred stock.....    (2,080,797)    (2,080,797)
                       ------------   ------------
Balance as of
 December 31, 1999...  $(40,732,480)  $   (646,612)
                       ------------   ------------

                            See accompanying notes.

                              ONSITE ACCESS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                 1997          1998           1999
                                                              -----------   -----------   ------------
OPERATING ACTIVITIES
Net loss....................................................  $(1,120,184)  $(4,928,034)  $(32,542,045)
Adjustments to reconcile net loss to net cash used in
  operating activities:
    Depreciation and amortization of property and equipment
      and deferred financing costs..........................       23,345       366,087      2,332,469
    Amortization of intangibles.............................           --            --        505,365
    Allowance for doubtful accounts.........................           --        68,831        183,983
    Deferred rent...........................................       40,175           157         62,454
    Preferred return........................................       61,970        18,668             --
    Non-cash equity compensation............................       63,642       502,500      6,523,373
    Interest on loan payable to stockholder.................        2,778       341,092        452,169
    Interest income on stockholders' loans for restricted
      stock.................................................           --            --        (62,639)
    Changes in operating assets and liabilities:
        Accounts receivable.................................       (1,731)     (429,172)      (653,923)
        Other current assets................................      (44,073)       18,382       (253,488)
        Other assets........................................     (154,729)     (187,470)    (3,789,474)
        Accounts payable....................................      159,341       509,330      1,575,650
        Accrued expenses....................................       78,721       335,443      8,513,474
        Other liabilities...................................           --        43,888        (12,239)
                                                              -----------   -----------   ------------
Net cash used in operating activities.......................     (890,745)   (3,340,298)   (17,164,871)

INVESTING ACTIVITIES
Cash paid for intangibles...................................           --            --     (2,300,000)
Acquisition of property and equipment.......................     (349,850)   (1,241,127)   (16,391,869)
                                                              -----------   -----------   ------------
Net cash used in investing activities.......................     (349,850)   (1,241,127)   (18,691,869)

FINANCING ACTIVITIES
Payment of capital lease obligations........................       (3,931)     (111,381)      (259,060)
Loan from stockholder.......................................      325,000     6,070,000             --
Members' contributions......................................    1,041,356       105,000             --
Sale of redeemable preferred stock..........................           --            --     58,143,124
Sale of common stock........................................           --            --      1,463,256
Return of capital...........................................           --      (306,806)            --
Deferred financing costs....................................           --      (375,673)            --
                                                              -----------   -----------   ------------
Net cash provided by financing activities...................    1,362,425     5,381,140     59,347,320
                                                              -----------   -----------   ------------
Increase in cash and cash equivalents.......................      121,830       799,715     23,490,580
Cash and cash equivalents at beginning of year..............           --       121,830        921,545
                                                              -----------   -----------   ------------
Cash and cash equivalents at end of year....................  $   121,830   $   921,545   $ 24,412,125
                                                              -----------   -----------   ------------
                                                              -----------   -----------   ------------

                            See accompanying notes.

                              ONSITE ACCESS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    The accompanying financial statements reflect the historical financial information of OnSite Access, Inc., a Delaware Corporation. The original predecessor company was Veritech Ventures, LLC ('Veritech'), which was formed on July 5, 1996 as a New York limited liability company. On May 18, 1998, Veritech contributed substantially all of its assets and liabilities to OnSite Ventures, L.L.C. ('OSV'), a Delaware limited liability company. On June 30, 1999, OSV was merged into OnSite Access, Inc. ('OSA'), a newly formed corporation. The accompanying consolidated financial statements reflect the operations of Veritech and OSV prior to the formation of OSA. The mergers were accounted for as reorganizations.

    The Company provides voice, data and enhanced services to small and medium-sized business customers in multi-tenant commercial office buildings.

    The Company's success will be affected by the risks, expenses and delays encountered by early stage companies and the competitive environment in which they operate. Certain key risk factors which may impact the Company include: the Company's ability to successfully market its products and services and to generate profitable results, the availability of adequate financial and capital resources to finance the execution of the Company's business plan, the Company's industry is highly competitive and competition is expected to increase, the Company operates in an industry subject to rapid technological changes and future changes may negatively impact the Company's ability to successfully market its products and services, the availability of adequate network capacity from other communications carriers as well as adequate third party field support and network security, the inability to attract and retain key personnel, inadequacy of intellectual property protections, regulatory and legislative requirements and the Company's ability to manage its anticipated growth including implementation of information processing systems. The Company's failure to mitigate these significant risk factors will have a material adverse effect on the Company's business, financial condition and results of operations. Although management believes that the Company will be able to successfully mitigate these risks, management cannot give assurances that it will be able to do so or that the Company will ever operate profitably.

    In accordance with Accounting Principles Board ('APB') Opinion No. 20, in connection with this registration of its securities the Company changed its method of capitalizing overhead costs relating to its infrastructure construction and revised the estimate of the value of options issued to an officer. The effect of these changes was to increase the net loss in 1997 and 1998 by approximately $64,000 and $15,000, respectively.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and depreciated once placed in service using the straight-line method. Equipment held under capital lease obligations is amortized over the estimated useful life of the asset.



CASH AND CASH EQUIVALENTS


    The Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 1999, the Company's cash and cash equivalents, principally money market funds, are maintained at one financial institution.

                              ONSITE ACCESS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION -- CONTINUED
INTANGIBLES


    Consideration given to real estate owners and agents in the form of cash and warrants to purchase common stock in exchange for access to properties has been recorded as intangible assets and is being amortized over the terms of the access agreements, which are five to ten years.


IMPAIRMENT OF LONG-LIVED ASSETS


    The Company periodically evaluates its long-lived assets, including property and equipment and intangibles, to determine whether events or changes in circumstances have occurred that indicate the remaining asset balances may not be recoverable and an impairment loss should be recorded. Recoverability of assets is measured by comparing the carrying amount of an asset to the undiscounted future cash flows estimated to be generated by the asset. If such assets are considered to be impaired the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.


CONCENTRATION


    Revenue derived from significant customers (i.e., customers individually accounting for 10% or more of the Company's revenues) for the years ended December 31, 1997, 1998 and 1999 was approximately 88% (one customer), 25% (two customers 12% and 13%), 11% (one customer), respectively.


ADVERTISING COSTS


    The Company's policy is to expense advertising costs as incurred. For the years ended December 31, 1997, 1998 and 1999, the Company incurred approximately $19,000, $85,000, and $2,006,000 of advertising costs, respectively.


USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



REVENUE RECOGNITION


    Revenue primarily includes voice and data services, including high speed Internet access. Voice services are generally both subscription-based and usage-based services to customers under one year contracts. Data services are generally subscription-based services to customers under one year contracts. Installation revenues are non-recurring fees for access to our network and do not exceed the direct cost of installation. Revenues are recognized in the period in which the services are provided and the usage occurs. All expenses related to services provided are recognized as incurred.


INCOME TAXES

    The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities.

                              ONSITE ACCESS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION -- CONTINUED
STOCK BASED COMPENSATION

    The Company applies the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. The Company accounts for stock options using APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. Options issued to non-employees are accounted for in accordance with SFAS No. 123.

EARNINGS (LOSS) PER SHARE


    Earnings (loss) per share is calculated in accordance with SFAS No. 128, Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) applicable to common shares by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share adjusts basic earnings (loss) per share for the effects of convertible securities, stock options and other potentially dilutive financial instruments, only in the periods in which such effect is dilutive. Stock options, warrants and convertible securities are excluded from the calculation of net loss per share as their effect would be antidilutive.


RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

    SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, was issued in June 1997. The Company adopted the new statement for the year ending December 31, 1998. This statement requires use of the 'management approach' model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. The Company adopted this statement in fiscal 1998 in anticipation of an initial public offering. The adoption of the statement did not have a significant impact on its financial statements as it operates in one segment.


    In March 1998, the American Institute of Certified Public Accountants ('AICPA') issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ('SOP 98-1'). SOP 98-1 requires internal and external costs incurred to develop internal-use computer software during the application development stage, as well as costs to develop or obtain software that allows for access or conversion of old data by new systems, to be capitalized. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company does not believe that its effect will be material to the Company's reported financial position or results or operations.



    In April 1998, AICPA issued Statement of Position 98-5 Reporting on the Costs of Start-Up Activities ('SOP 98-5'). This statement requires that the costs of start-up activities be expensed as incurred, including presenting the cumulative effect of a change in accounting principles upon adoption of SOP 98-5. Due to the nature of the Company's operations since inception in September 1997, the Company has historically expensed all start-up costs. The Company does not believe that the adoption of SOP 98-5 will affect the Company's reported financial position or results of operations.


2. STOCKHOLDERS'/MEMBERS' EQUITY


    Prior to the formation of OSA, the OSV and Veritech operating agreements governed the maintenance of individual member capital accounts, the allocation of profit and loss to such capital accounts, the accretion of a preferred return to certain outstanding member capital balances and

                              ONSITE ACCESS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


2. STOCKHOLDERS'/MEMBERS' EQUITY -- CONTINUED

the return of such capital from available cash flow. At the time of the merger of OSV and the Company, all membership interests were converted into shares of the Company's common stock.



    During 1997 and 1998, the Company incurred non-cash compensation expenses in the amount of $63,642 and $502,500, respectively, for the issuance of options to purchase membership interests in OSV.


    Under the terms of the OSV and Veritech operating agreements preferred returns were guaranteed to certain members. Such preferred returns have been recorded as expenses in the accompanying statements of operations.

3. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:


                                            DECEMBER 31,
                                      -------------------------     ESTIMATED
                                         1998          1999       USEFUL LIVES
                                      -----------   -----------   -------------
Cabling infrastructure..............  $   994,688   $ 5,331,588      7-15 years
Computer hardware, software and
  equipment.........................    1,389,294    12,678,715         3 years
Leasehold improvements..............       92,892     3,996,533   life of lease
Service vehicles....................       40,592       145,860         3 years
Furniture and fixtures..............       52,348       510,877         3 years
                                      -----------   -----------
                                        2,569,814    22,663,573
Less accumulated depreciation and
  amortization......................      336,450     2,611,230
                                      -----------   -----------
                                      $ 2,233,364   $20,052,343
                                      -----------   -----------
                                      -----------   -----------


    Cabling infrastructure consists of wiring and labor and overhead charges incurred in the installation of in-building broadband networks.


    At December 31, 1998 and 1999, $233,000 and $2,961,000 of equipment purchases are included in accounts payable and accrued expenses, respectively.


4. CAPITAL LEASES


    During 1998 and 1999, the Company entered into long-term lease agreements for equipment. These leases have three year lease terms and bear interest ranging from 10% to 15% per annum and provide the Company with a bargain purchase option. For financial reporting purposes, equipment acquired pursuant to capital leases amounted to approximately $563,000 and $2,649,000 at December 31, 1998 and 1999, respectively.



    The future minimum lease payments under the capital leases at December 31, 1999 are as follows:



2000........................................................   1,059,246
2001........................................................   1,108,058
2002........................................................     724,419
                                                              ----------
    Total minimum lease payments............................   2,891,723
Amounts representing interest...............................     243,221
                                                              ----------
Present value of net minimum lease payments (including
  current portion of $869,975)..............................  $2,648,502
                                                              ----------
                                                              ----------

                              ONSITE ACCESS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



5. CREDIT FACILITY



    In 1999, the Company entered into a line of credit (the 'Agreement') with Ascend Communications, a wholly owned subsidiary of Lucent Technologies, Inc., which expires on September 30, 2000. Under the Agreement, the Company may borrow $50 million for purchases of equipment from Ascend. Each draw on the line of credit converts into a new 36 month lease. As of December 31, 1999, the Company borrowed $2.3 million. This equipment has been accounted for as a capital lease.




6. COMMITMENTS AND CONTINGENCIES

LEASES

    The Company has operating lease commitments for office space and equipment which expire through July 31, 2010. These operating leases provide for basic annual rents plus escalation charges. Minimum commitments through the life of such leases are approximately as follows:


2000........................................................    1,201,000
2001........................................................    1,206,000
2002........................................................    1,116,000
2003........................................................      988,000
2004........................................................      951,000
Thereafter..................................................    5,264,000
                                                              -----------
    Total...................................................  $10,726,000
                                                              -----------
                                                              -----------



    In accordance with the provisions of SFAS No. 13, Accounting for Leases, the aggregate of the total minimum lease payments is amortized on the straight-line method over the term of the lease. The difference between the straight-line rent expense and the amounts paid in accordance with the terms of the lease has been included in 'Deferred Rent'. Rent expense was approximately $64,000, $168,000, and $1,116,000 for the years ended December 31, 1997, 1998 and 1999, respectively.




NETWORK CONTRACTS


    In order to provide its services, the Company enters into contracts with its wholesale voice services providers, Internet access providers and data transmission capacity providers. In the event the Company fails to meet its minimum volume commitments for connectivity it is obligated to pay underutilization charges.



    Future minimum obligations as of December 31, 1999, related to the Company's voice and data connectivity contracts are as follows:



2000........................................................    4,023,000
2001........................................................    3,872,000
2002........................................................    1,524,000
2003........................................................    1,219,000
                                                              -----------
    Total...................................................  $10,638,000
                                                              -----------
                                                              -----------




7. DEBT

LOAN FROM STOCKHOLDER


    As of December 31, 1998, the Company had amounts outstanding under a loan agreement with a stockholder of $6,500,000. In connection with the $6,500,000 loan, the Company issued the lender a 1% membership interest. The 1% membership interest was valued at its then fair value

                              ONSITE ACCESS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


7. DEBT -- CONTINUED

of $105,000. The amount of loan proceeds allocated to the 1% membership interest was recorded as a debt discount and amortized to interest expense over the term of the loan. Amounts outstanding bore interest at 12% per annum. In connection with the Financing Facility (see Note 8), the 1% membership interest and the principal and accrued interest outstanding under this loan agreement were converted on July 1, 1999 into 5,869,000 shares of Series A preferred stock.


BRIDGE LOANS


    On February 10, 1999, the Company entered into a Senior Secured Promissory Note and Loan and Security Agreement with certain stockholders in an amount not to exceed $4 million (the 'Bridge Loan'). In February and March 1999, the Company borrowed $3 million under the Bridge Loan which bore interest at 11% per annum. The Bridge Loan, including accrued interest was repaid on April 16, 1999 in connection with the Financing Facility. (see Note 8)


    On April 16, 1999, the Company entered into promissory notes and security agreements with each of the investors (the 'Investor Bridge Loan') in the aggregate principal amount of $20 million, which bore interest at 12% per annum. The Investor Bridge Loan, including accrued interest, of $20.5 million was converted into Series B, C and D preferred stock on July 1, 1999.

8. PREFERRED STOCK


    On July 1, 1999, pursuant to an agreement dated April 16, 1999, the Company closed on a funding of up to $60 million in the form of Series B, C and D preferred stock (the 'Financing Facility'). The $60.0 million represents
$50.0 million for Series B preferred stock, approximately $9.8 million for Series C preferred stock and approximately $154,000 for Series D preferred stock. Simultaneously with the closing of the Financing Facility, the Investor Bridge Loan, including the accrued interest, of $20.5 million was converted into 17,083,106 shares of Series B preferred stock, 8,565,344 shares of Series C preferred stock and 133,970 shares of Series D preferred stock. In September 1999, the Company received an additional $20 million under the Financing Facility in exchange for 16,666,667 shares of Series B preferred stock, 8,356,546 shares of Series C preferred stock, and 130,704 shares of Series D preferred stock. In December 1999, the Company received the remaining $19.5 million under the Financing Facility in exchange for 16,250,227 shares of Series B preferred stock, 8,147,744 shares of Series C preferred stock and 127,437 shares of Series D preferred stock.



    Under the Company's Certificate of Designation, upon completion of a qualified initial public offering ('IPO'), all outstanding shares of our Series A, Series C and Series D preferred stock will automatically convert into shares of our common stock on a one-for-one basis. In addition, effective as of December 10, 1999, the Company amended its certificate of designation to provide that Series B preferred stock will convert automatically at the IPO price into common stock upon completion of a qualified IPO.


    The preferred stockholders are entitled to certain rights as described below:


    The Series A, Series C and Series D preferred stock (collectively, the 'Convertible Preferred Stock') are convertible into common stock on a one for one basis, subject to certain anti-dilution provisions, as defined, at any time at the option of the holder or automatically in the event of a qualified IPO. The holders of the Series A, B, C and D preferred stock are entitled to one vote for each share of preferred stock on those matters expressly provided for in the Company's certificate of incorporation, bylaws or certificate of designation. In addition, with respect to any question upon which holders of common stock have the right to vote, the holders of Series A and C preferred stock have the right to one vote for each share of common stock into which each share of preferred stock could then be converted and are entitled to vote together with the holders of common stock as a single class.

                              ONSITE ACCESS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


8. PREFERRED STOCK -- CONTINUED
    The Series B, C and D preferred stock (collectively, the 'Redeemable Preferred Stock') can be redeemed upon liquidation of the Company, including any merger or acquisition where the existing stockholders of the Company own less than 50% of the successor entity. In the event that the Redeemable Preferred Stock has not been redeemed prior to July 1, 2004, the Redeemable Preferred Stock would be redeemed in three installments on July 1, 2004, July 1, 2005 and July 1, 2006. The redemption price for the Redeemable Preferred Stock would be the original price paid per share, plus a 12% cumulative return less any dividends paid. The Series A preferred stock has preferred liquidation rights ahead of common stockholders, but is subject to the liquidation and redemption rights of the Redeemable Preferred Stock.


    The Series C and D preferred stock contain beneficial conversion features. For accounting purposes the value of the beneficial conversion features is limited to the amount of proceeds allocated to the Series C and D preferred stock. Accordingly, the Company has recognized an increase in net loss applicable to common stockholders on the date of the issuance of the Series C and D preferred stock in the amount of approximately $10.0 million.


9. INCOME TAXES

    The Company was originally organized as a limited liability company ('LLC') which elected to be taxed as a partnership for federal income tax purposes. Since the Company was not subject to federal and state income taxes for the period through June 30, 1999, no income tax provision was recorded. Instead, the LLC members included the taxable income or loss of the Company in their individual income tax returns.


    Effective July 1, 1999, the Company converted to a corporation and is now subject to federal, state and local income taxes. At June 30, 1999, the Company recorded a net deferred tax liability of approximately $328,000. For the six months ended December 31, 1999, the Company recorded a net deferred tax benefit of $328,000. The Company, therefore, had no provision for federal, state or local taxes for the year ended December 31, 1999.


    Deferred income taxes represent the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

    Significant components of the Company's deferred tax assets and liabilities consist of the following:


                                                             DECEMBER 31, 1999
                                                             -----------------
Deferred Tax Assets:
    Net operating loss carryforward........................     $7,945,000
    Deferred rent..........................................         84,000
    Accounts receivable allowances.........................        104,000
    Organizational costs...................................         46,000
    Other..................................................          2,000
                                                                ----------

Gross deferred tax asset...................................      8,181,000
Deferred tax liabilities:
    Depreciation and amortization..........................        470,000
                                                                ----------
Gross deferred tax liability...............................        470,000

Valuation allowance........................................      7,711,000
                                                                ----------
Net deferred tax asset/(liability).........................     $       --
                                                                ----------
                                                                ----------

                              ONSITE ACCESS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


9. INCOME TAXES -- CONTINUED

    At December 31, 1999, the deferred tax asset has been fully offset by a valuation allowance because it is not more likely than not that the Company will realize the tax benefit as defined by SFAS No. 109.



    The reconciliations of income tax expense computed at the U.S. federal statutory rate to income tax expense for the years ended December 31, 1997, 1998 and 1999 are as follows:



                                                                       DECEMBER 31,
                                                          --------------------------------------
                                                            1997         1998           1999
                                                          ---------   -----------   ------------
Benefit at federal statutory rate (35%).................  $(366,000)  $(1,720,000)  $(11,390,000)
Expenses not deductible for U.S. tax purposes...........     24,000        77,000      2,302,000
Losses for which no benefit has been provided...........    342,000     1,643,000      9,088,000
                                                          ---------   -----------   ------------
                                                          $      --   $        --   $         --
                                                          ---------   -----------   ------------
                                                          ---------   -----------   ------------



    At December 31, 1999, the Company had a net operating loss carryforward of approximately $19,379,000 for U.S federal income tax purposes. The Company's net operating loss began accumulating effective July 1, 1999, the date of incorporation. The net operating loss will expire in the year 2019.


10. RELATED PARTY TRANSACTIONS


    During the years ended December 31, 1997, 1998 and 1999, the Company rented temporary office space to house regional sales personnel from an affiliate of a stockholder whereby the Company paid approximately $0, $23,000 and $126,000, respectively, to such affiliate.





    The Company provides communications services to tenants in commercial office buildings which are owned by an affiliate of a stockholder. Revenue from tenants in these buildings was approximately $0, $223,000 and $766,000 and corresponding commissions paid to the affiliate of the stockholder were approximately $0, $9,000 and $40,000 in the years ended December 31, 1997, 1998 and 1999, respectively.



    Additionally, the Company provides communications services to affiliates of one of the stockholders. Revenues from this stockholder's affiliates was approximately $0, $153,000 and $645,000 for the years ended December 31, 1997, 1998 and 1999, respectively.


11. ACCRUED EXPENSES

    Accrued expenses consist of the following:


                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998        1999
                                                              --------   -----------
Service providers...........................................  $ 57,902   $   521,748
Commissions.................................................    46,936     1,121,967
Bonuses.....................................................   271,326     4,246,048
Advertising.................................................        --       978,331
Property and equipment......................................        --     1,602,161
Professional fees...........................................    38,000     1,588,200
Other.......................................................        --       226,440
                                                              --------   -----------
                                                              $414,164   $10,284,895
                                                              --------   -----------
                                                              --------   -----------

                              ONSITE ACCESS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



12. RESTRICTED STOCK AND STOCK OPTIONS



    Under the Company's 1999 stock plan, as amended (the 'Plan'), 9,489,897 shares of common stock were made available for award to employees, officers, directors, or consultants. Pursuant to the Plan, the Company's board of directors or a committee appointed by the board may grant stock options or stock purchase rights. The terms of any particular grant, including any performance-based requirements, vesting terms and other restrictions are determined by the board or by a committee appointed by the board.


    The exercise price of nonstatutory options may be above, at or below fair market value of the common stock on the grant date. The exercise price of incentive stock options must not be less than the fair market value on the grant date. The exercise period of options may be set by the board or the committee appointed by the board but may not exceed ten years.

    The Company accounts for stock options and other employee awards under the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees.


    For the period from July 1, 1999 through December 31, 1999, the Company granted to employees 1,735,000 stock options with an exercise price of $.45 per share, 742,000 stock options with an exercise price of $4.00 per share and 199,000 stock options with an exercise price of $5.13 per share.



    For the period from July 1, 1999 through December 31, 1999, the Company sold 5,394,022 shares of restricted stock to certain officers of the Company for $.45 per share. In January 2000, the Company sold an additional 800,000 shares of restricted stock to certain officers of the Company.



    At the time of their issuance, the Company generally set the exercise price of the stock options equal to what the Company believed was the fair market value of the common stock. Due to its subsequent filing of an initial public offering of stock, the Company has, for financial reporting purposes, used a fair market value of $4.32 to $6.84 per share from July 1, 1999 through December 31, 1999 to record deferred compensation. This value is based upon analyses prepared by the Company prior to its filing for an initial public offering.



    The Company recorded deferred compensation of approximately $24,879,000 for grants of stock options and sales of restricted stock made between July 1, 1999 and December 31, 1999. The recorded deferred compensation represents the difference between the exercise price of stock options granted to employees or the sales price of restricted stock sold to certain officers and fair market value of the common stock on such dates. This amount will be amortized over the applicable vesting period, which is generally four years. The Company will record additional deferred compensation expense in connection with sales of restricted stock after December 31, 1999 and options to purchase 560,000 shares of common stock granted in January 2000.



    The following table summarizes the stock option activity for the year ended December 31, 1999.



                                                                             WEIGHTED
                                                                              AVERAGE
                                                               SHARES     EXERCISE PRICE
                                                               ------     --------------
Granted.....................................................  2,676,000        $1.78
Exercised...................................................     15,000          .45
Cancelled...................................................     --           --
Forfeited...................................................     37,500          .45
                                                              ---------
Outstanding at December 31, 1999............................  2,623,500         1.81
                                                              ---------
                                                              ---------

                              ONSITE ACCESS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



12. RESTRICTED STOCK AND STOCK OPTIONS -- CONTINUED


    The following table summarizes the status of the stock options outstanding and exercisable at December 31, 1999:



                                                     STOCK OPTIONS OUTSTANDING
                                              ---------------------------------------
                                                             WEIGHTED-     NUMBER OF
                                                             REMAINING       STOCK
                  EXERCISE                      NUMBER      CONTRACTUAL     OPTIONS
                   PRICES                     OF OPTIONS       LIFE       EXERCISABLE
                   ------                     ----------    -----------   -----------
$0.45.......................................   1,682,500     9.3 years      140,797
$4.00.......................................     742,000     9.8 years       --
$5.13.......................................     199,000     9.9 years       --
                                               ---------                    -------
                                               2,623,500                    140,797
                                               ---------                    -------
                                               ---------                    -------



    The weighted average fair value of options granted was $4.40 for the year ended December 31, 1999. Pro forma information regarding net loss and loss per share has been determined as if the Company had accounted for employee stock options under the fair value method. The fair value of the stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for vested and non-vested options:



                                                              DECEMBER 31,
ASSUMPTIONS                                                       1999
-----------                                                       ----
Average risk-free interest rate.............................     6.63%
Dividend yield..............................................       --
Average Life................................................    5 years



    Because the Company does not have actively traded equity securities, volatility is minimal in determining the fair value of stock-based awards to employees.


    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics that are significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. For the year ended December 31, 1999, pro forma net loss available to common stockholders and pro forma net loss per common share amounted to approximately $44,709,000 and $8.94, respectively.


13. PRO FORMA EARNINGS PER SHARE


    Simultaneously with the Company's IPO, pursuant to the terms of the Company's Certificate of Designation, each share of Series A, C and D preferred stock will automatically convert into shares of common stock on a one-for-one basis (see Note 8). Accrued dividends on the preferred stock will be paid as of the IPO. Assuming the offering price at the midpoint of the estimated price range of the IPO of $12.00 per share, the shares of Series B preferred stock outstanding will be converted into 4,166,667 shares of common stock. Had the conversion of preferred stock occurred at the date of issuance, net loss per share for the year ended December 31, 1999 would have been $(1.90) per share.

                              ONSITE ACCESS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


14. WARRANTS


    The Company intends to issue up to 24,138,888 warrants to real estate owners and agents at an exercise price of no less than $2.36 per share. The Company has agreed to issue up to 22,863,170 warrants to real estate owners and agents and has incurred fees of approximately $2.5 million in connection with such agreements. These warrants vest upon execution of, or the occurrence of events relating to the execution of, access agreements and thus the measurement date for valuing the warrants is the date on which these events occur. On the measurement dates, the fair market value of the warrants is capitalized and amortized over future periods not to exceed the term of the related access agreements. At December 31, 1999, 4,210,235 warrants had vested at a fair market value of $23,178,306. The Company also issued 250,000 shares of common stock and 500,000 warrants to a real estate owner for $1.5 million and the real estate owner's agreement to facilitate the execution of access agreements.



15. EVENTS SUBSEQUENT TO THE DATE OF THE AUDITORS' REPORT (UNAUDITED)



    In February 2000, the Company entered into a non-binding letter of intent with Transamerica Business Credit Corporation for a $10 million line of credit. The availability of the line of credit is subject to the satisfactory completion of business, credit and legal analysis of the Company by Transamerica. Under this line of credit, if approved by Transamerica the Company would be able to borrow for the purchases of equipment, furniture and fixtures. This line of credit would expire on July 31, 2000, and each draw on the line of credit would convert into a new 36 month lease.



    In February 2000, the Company entered into a non-binding letter of intent for a $10 million line of credit with Jacom Computer Services, a wholly owned subsidiary of Unicapital Corporation. Under this line of credit, the Company would be able to borrow for the purchases of equipment and software up to $5.0 million before this offering and up to an additional $5.0 million after this offering. Each draw on the line of credit would convert into a new
36 month lease.



    In February 2000, the Company entered into a joint venture with Oxford Properties Group Inc., one of Canada's largest commerical real estate and management services companies, to deploy the Company's in-building broadband network in 86 multi-tenant buildings representing approximately 24 million square feet of office space in Toronto and five other Canadian cities. The joint venture will operate under the name OxfordOnSite and will initially be owned two-thirds by the Company and one-third by Oxford. The Company will manage the joint venture and receive a management fee based on OxfordOnSite's revenue. The Company has agreed to contribute to the joint venture up to approximately
$11.5 million and Oxford has agreed to contribute to the joint venture up to approximately $5.8 million, each over approximately the next 15 months. The Company has also agreed to issue up to 611,112 shares of the Company's common stock upon the conversion of Oxford's joint venture interest as a result of the exercise of Oxford's put rights or the Company's call rights.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               16,670,000 SHARES
                              ONSITE ACCESS, INC.
                                  COMMON STOCK


                                     [LOGO]
                                   ---------
                                   PROSPECTUS
                                           , 2000
                                   ---------

                              SALOMON SMITH BARNEY
                               J.P. MORGAN & CO.
                               CIBC WORLD MARKETS
                           THOMAS WEISEL PARTNERS LLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth expenses and costs payable by us (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee and the National Association of Securities Dealers' filing fee.


                                                                AMOUNT
                                                                ------
SEC Registration fee under Securities Act...................  $   65,794
NASD filing fee.............................................      25,422
Nasdaq National Market listing fees.........................      91,000
Legal fees and expenses.....................................   1,000,000
Accounting fees and expenses................................     400,000
Printing and engraving expenses.............................     250,000
Registrar and transfer agent fees...........................       8,500
Miscellaneous expenses......................................     259,284
                                                              ----------
Total.......................................................  $2,100,000
                                                              ----------
                                                              ----------





ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 102 of the Delaware General Corporation Law, as amended (the 'DGCL'), allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation, a 'derivative action'), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

    Our certificate of incorporation includes a provision that eliminates the personal liability of a director for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to OnSite or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
(iii) under Section 174 of the DGCL regarding the unlawful payment of dividends or an unlawful stock purchase or redemption; or (iv) for any transaction from which the director received an improper personal benefit. Our bylaws require us to indemnify any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director, officer, employee or agent of OnSite or is or was serving at the request of OnSite as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise including service with respect to employee benefit plans maintained or sponsored by us. Our bylaws also provide that we may advance expenses, as incurred, to our directors, officers and other agents and employees in connection with a legal proceeding. The indemnification provisions of our bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

    OnSite has obtained primary insurance policies insuring certain of its directors and officers against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on behalf of OnSite, may also pay amounts for which OnSite has granted indemnification to the directors and officers of OnSite.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


    Since our incorporation in April 1999, we have issued and sold the securities listed below. All sales, other than those made pursuant to our stock incentive plans, were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder on the basis that the transactions did not involve a public offering. Sales made pursuant to our stock incentive plans were made in reliance on Rule 701 promulgated under the Securities Act on the basis that they were made pursuant to a written compensatory plan. All sales were made without general solicitation or advertising.



     1. On July 1, 1999, we issued 4,537,603 shares of common stock to the former members of OnSite Ventures, L.L.C., pursuant to our merger agreement with OnSite Ventures, L.L.C., which provided that each member's limited liability company common units automatically converted into shares of our common stock on a one-for-one basis upon consummation of our merger with OnSite Ventures, L.L.C.



     2. On July 1, 1999, in connection with our merger with OnSite Ventures, L.L.C., we issued 5,869,000 shares of Series A preferred stock to RSI-OSA Holdings, Inc. in exchange for the cancellation of a $6.5 million convertible promissory note plus accrued interest, dated as of February 10, 1999, issued by OnSite Ventures, L.L.C.



     3. On July 1, 1999, we issued an aggregate of 17,083,106 shares of Series B preferred stock, 8,565,344 shares of Series C preferred stock and 133,970 shares of Series D preferred stock to a group of private equity investors in exchange for the cancellation of promissory notes issued by OnSite Ventures, L.L.C. in an aggregate principal amount of approximately $20 million, plus accrued interest of $500,000.


     4. On July 1, 1999, pursuant to a subscription agreement, we issued an aggregate of 511,620 shares of our common stock to certain affiliated parties for a purchase price of $230,229.

     5. On September 7, 1999, we issued an aggregate of 16,666,667 shares of Series B preferred stock, 8,356,546 shares of Series C preferred stock and 130,704 shares of Series D preferred stock to a group of private investors in exchange for approximately $20.0 million of financing.

     6. On December 10, 1999, we issued an aggregate of 16,250,227 shares of Series B preferred stock, 8,147,744 shares of Series C preferred stock and 127,437 shares of Series D preferred stock to a group of private equity investors in exchange for approximately $19.5 million of financing.


     7. In November 1999, we agreed to issue to seven accredited investors warrants to acquire up to 4,695,726 shares of our common stock in exchange for the execution of access agreements for specific buildings or services related to the facilitation of the execution of access agreements. The warrants have an exercise price of $2.36 per share and are exercisable for five years at any time following the earlier of six months after this offering or 12 months from the date of the warrant agreement.



     8. In November 1999, we issued 250,000 shares of common stock, as well as warrants to acquire 500,000 shares of our common stock to one accredited investor in exchange for $1,500,000 and the investor's agreement to facilitate the execution of access agreements. The warrants have an exercise price of $2.36 per share and are exercisable for five years at any time following the earlier of six months after this offering or 12 months from the date of the warrant agreement.

     9. In December 1999, we agreed to issue to 26 accredited investors warrants to acquire up to 12,871,127 shares of our common stock in exchange for the execution of access agreements for specific buildings or services related to the facilitation of access agreements. The warrants have an exercise price of $2.36 per share and are exercisable for five years at any time following the earlier of six months after this offering or 12 months from the date of the warrant agreement.



    10. In January 2000, we agreed to issue to one accredited investor warrants to acquire up to 74,088 shares of our common stock in exchange for the execution of access agreements for specific buildings. The warrants have an exercise price of $2.36 per share and are exercisable for five years at any time following the earlier of six months after this offering or 12 months from the date of the warrant agreement.



    11. In January 2000, we agreed to issue to 21 accredited investors Class B Warrants to acquire up to 2,988,600 shares of our common stock in exchange for the execution of access agreements for specific buildings. The Class B Warrants have an exercise price of $2.36 per share and are exercisable for five years at any time following the earlier of 12 months after this offering or 14 months from the date of the warrant agreement.



    12. In February 2000, we agreed to issue to two accredited investors warrants to acquire up to 1,733,629 shares of our common stock in exchange for the execution of access agreements for specific buildings. The warrants have an exercise price of $2.36 per share and are exercisable for five years at any time following the earlier of six months after this offering or 12 months from the date of the warrant agreement.



    13. To date, we have granted stock options to purchase an aggregate of 1,735,000, 742,000 and 759,000 shares of our common stock at an exercise price of $.45, $4.00 and $5.13 per share, respectively, to our employees and officers pursuant to our 1999 stock plan.



    14. To date, we have issued an aggregate of 6,194,022 shares of common stock to certain of our officers as the result of exercises of restricted stock purchase rights. 5,394,022 shares were issued for $.45 per share or an aggregate consideration of approximately $2,830,059. 800,000 shares were issued for $5.13 per share or an aggregate consideration of approximately $4,104,000.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits:

The following documents are filed as exhibits to this registration statement:



Exhibit Description
------- -----------
 1.1    *Form of Underwriting Agreement
 3.1     Certificate of Incorporation of OnSite Access, Inc.
 3.2     Bylaws of OnSite Access, Inc.
 4.1    *Certificate for common stock
 5.1    *Opinion of Fried, Frank, Harris, Shriver & Jacobson
10.1     Master Lease Agreement, dated September 29, 1999, between
         Ascend Communications, Inc., a wholly owned subsidiary of
         Lucent Technologies, Inc., and OnSite Access L.L.C.
10.2    *Lease for 1372 Broadway, New York, New York
10.3    *Series B, Series C and Series D Preferred Stock Purchase
         Agreement, dated April 16, 1999
10.4     Subscription Agreement, dated July 1, 1999, between
         RSI-OnSite Holdings LLC, Veritech Ventures LLC, Arthur Simon
         and OnSite Access, Inc.
10.5    *Investor Rights Agreement, dated April 16, 1999
10.7    *1999 stock plan
10.8    *2000 stock plan
21.1    *Subsidiaries of OnSite Access, Inc.
23.1     Consent of Ernst & Young LLP
23.2    *Consent of Fried, Frank, Harris, Shriver & Jacobson
         (included in Exhibit 5.1 above)
24.1   **Power of Attorney
27.1     Financial Data Schedule


---------

 * To be filed by amendment.


** Previously filed.

(b) Financial Statement Schedules
  Schedule II -- Valuation and Qualifying Accounts


ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 8, 2000.


                                          ONSITE ACCESS, INC.


                                          By         /s/ KENNETH J. HALL

                                              ..................................
                                             KENNETH J. HALL
                                             EXECUTIVE VICE PRESIDENT AND CHIEF
                                             FINANCIAL OFFICER




    Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                  TITLE                         DATE
                ---------                                  -----                         ----
                    *                       Chairman of the Board and Chief        February 8, 2000
 .........................................    Executive Officer (Principal
             HOWARD E. TAYLOR                 Executive Officer)

           /S/ KENNETH J. HALL              Executive Vice President and Chief     February 8, 2000
 .........................................    Financial Officer (Principal
             KENNETH J. HALL                  Financial and Accounting Officer)

                    *                       Director                               February 8, 2000
 .........................................
            W. MONTGOMERY CERF

                    *                       Director                               February 8, 2000
 .........................................
             STEVEN F. FOSTER

                                            Director                               February  , 2000
 .........................................
           WILLIAM P. COLLATOS

                    *                       Director                               February 8, 2000
 .........................................
            JEFFREY D. NEUMANN

                    *                       Director                               February 8, 2000
 .........................................
             SCOTT H. RECHLER

       *       /S/ KENNETH J. HALL
By:  .....................................
             KENNETH J. HALL
             ATTORNEY-IN-FACT

                         REPORT OF INDEPENDENT AUDITORS


    We have audited the consolidated financial statements of OnSite Access, Inc. (formerly OnSite Ventures LLC and Veritech Ventures LLC) as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated January 21, 2000 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.


    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP


New York, New York
January 21, 2000

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                      ONSITE ACCESS, INC. AND SUBSIDIARIES


                           COL. A                               COL. B             COL. C               COL. D(1)        COL. E
                           ------                               ------     -----------------------      ---------        ------
                                                                                  ADDITIONS
                                                                           -----------------------
                                                                                        CHARGED TO
                                                              BALANCE AT   CHARGED TO     OTHER                        BALANCE AT
                                                              BEGINNING    COSTS AND    ACCOUNTS -    DEDUCTIONS -       END OF
                        DESCRIPTION                           OF PERIOD     EXPENSES     DESCRIBE       DESCRIBE         PERIOD
                        -----------                           ---------     --------     --------       --------         ------
YEAR ENDED DECEMBER 31, 1997:
   Reserves and allowances deducted from asset accounts:
      Allowance for uncollectible accounts..................   $ --         $ --                        $--             $ --

YEAR ENDED DECEMBER 31, 1998:
   Reserves and allowances deducted from asset accounts:
      Allowance for uncollectible accounts..................     --           69,000                     --               69,000

YEAR ENDED DECEMBER 31, 1999:
   Reserves and allowances deducted from asset accounts:
      Allowance for uncollectible accounts..................    69,000       634,000                     450,000         253,000


---------

(1) Uncollectible accounts written off, net of recoveries.

                                      S-2



                            STATEMENT OF DIFFERENCES

The section symbol shall be expressed as...........................'SS'